08001970

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lanxess

*CURRENT ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34846 FISCAL YEAR 12-31-07

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ANNUAL REPORT 2007


Over the past years
we have moved step
by step toward our
ambitious goals.
We have now set new
goals as we begin
the next stage of our
journey.

VALUE CREATION

LANXESS
Energizing Chemistry

Objectives for 2008

We aim to further strengthen and expand our global leadership position in the fields of high-performance rubber and specialty plastics. On account of the expanded production capacities in our Butyl Rubber business unit and continuous efficiency enhancements at our sites, we are in a promising position to participate in the steady growth of our markets.

Performance indicators

€ million	2006	2007	Change in %
Sales	2,571	2,680	4.2
Share of Group sales	37.0%	40.6%	
EBITDA[1]	340	376	10.6
EBITDA margin[1]	13.2%	14.0%	
Capital expenditures	126	139	10.3
Employees (as of Dec. 31)	4,194	4,334	3.3

1) pre exceptionals

Objectives for 2008

Our aim is to continue growing profitably. We are in a good position to exploit the current consolidation of the market to attain further organic growth by taking over volumes from competitors who have withdrawn from the business and we can also fill the quickly forming niches in new markets with our products. We will continue to focus on ongoing cost and process optimization to further improve profitability.

Performance indicators

€ million	2006	2007	Change in %
Sales	1,140	1,204	5.6
Share of Group sales	16.4%	18.2%	
EBITDA[1]	174	174	0.0
EBITDA margin[1]	15.3%	14.5%	
Capital expenditures	38	52	36.8
Employees (as of Dec. 31)	2,493	2,450	(1.7)

1) pre exceptionals

Objectives for 2008

The organizational measures and capacity enhancements initiated in fiscal 2007, coupled with many promising product innovations, put us in a good position to generate further profitable growth. We will constantly improve the cost situation in all areas, and make full use of all opportunities for growth. We see potential here above all in Asia.

Performance indicators

€ million	2006	2007	Change in %
Sales	2,205	1,970	(10.7)
Share of Group sales	31.8%	29.8%	
EBITDA[1]	291	285	(2.1)
EBITDA margin[1]	13.2%	14.5%	
Capital expenditures	62	69	11.3
Employees (as of Dec. 31)	5,056	5,223	3.3

1) pre exceptionals

GROUP INDICATORS

Sales by Region

in %


18.4
24.4
24.0
33.2

● Germany
○ EMEA (excluding Germany)
Americas
○ Asia-Pacific

Non-Current Assets by Region

in %


5.1
25.0
46.4
23.5

● Germany
○ EMEA (excluding Germany)
Americas
○ Asia-Pacific

Employees by Region (as of December 31)

in %


9.5
18.1
53.7
18.7

● Germany
○ EMEA (excluding Germany)
Americas
○ Asia-Pacific

PERFORMANCE POLYMERS

Market position

The Performance Polymers segment brings together all the activities of the LANXESS Group in the production of rubber and plastics. Our technologies give us a strong position in the global market. For example, LANXESS is among the leading manufacturers of butyl and polybutadiene rubber, used mainly for the production of car and truck tires. Our high-tech Durethan® and Pocan® plastics are strong brands with significant potential for growth and innovation.

< €200 million	–
€200–500 million	–
> €500 million	• Butyl Rubber • Polybutadiene Rubber • Technical Rubber Products • Semi-Crystalline Products

ADVANCED INTERMEDIATES

Market position

The operations that LANXESS combines in its Advanced Intermediates segment make it one of the world's main suppliers of basic and fine chemicals. Our core competencies lie in the production and marketing of industrial and fine chemicals, and in research and development in these fields. Many years of experience, successful brands and a highly efficient integrated aromatics production network give LANXESS leadership positions in the global market.

< €200 million	–
€200–500 million	• Saltigo
> €500 million	• Basic Chemicals

PERFORMANCE CHEMICALS

Market position

LANXESS's Performance Chemicals segment combines all the Group's application-oriented activities in the field of process and functional chemicals. With strong brands, we rank among the world's leading producers. For example, we hold a leadership position in the field of organic colorants for plastics. Our major strengths include a global sales and service network, outstanding product quality, high innovative capability and patent protection for our company's technologies.

< €200 million	• Material Protection Products • Ion Exchange Resins	
€200 – 500 million	• Inorganic Pigments • Functional Chemicals • Leather	• Rhein Chemie • Rubber Chemicals
> €500 million	–	

Key Data

€ million	2006	2007	Change in %
Sales	6,944	6,608	(4.8)
EBITDA pre exceptionals	675	719	6.5
EBITDA margin pre exceptionals	9.7%	10.9%	
EBITDA	638	513	(19.6)
Operating result (EBIT) pre exceptionals	421	472	12.1
Operating result (EBIT)	376	215	(42.8)
Net income	197	112	(43.1)
Earnings per share (€)	2.33	1.32	(43.3)
Dividend per share (€)	0.25	1.00	>100
ROCE	15.9%	17.7%	
Cash flow from operating activities	409	470	14.9
Depreciation and amortization	262	298	13.7
Capital expenditures	267	284	6.4
Total assets	4,205	4,049	(3.7)
Equity (including minority interest)	1,428	1,525	6.8
Equity ratio	34.0%	37.7%	
Pension provisions	520	470	(9.6)
Net financial liabilities	511	460	(10.0)
Employees (as of December 31)	16,481	14,610	(11.4)

This annual report contains forward-looking statements based on current assumptions and forecasts made by LANXESS AG management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

OUR VALUES

Premium quality, stability and growth are the three central values underpinning major management decisions at LANXESS. By offering premium products, processes and services, we aim to place our activities on an even sounder, more stable and more reliable basis and thereby strengthen our leading position in the chemical industry.


YOUR VALUES
Whether by developing innovative product solutions, offering interesting career opportunities or generating attractive returns, we want you to gain the maximum possible value from our activities.

THE GROUP

GROUP MANAGEMENT REPORT

CONSOLIDATED FINANCIAL STATEMENTS

OUR SUCCESS

Our consistent realignment strategy has enabled us to create a strong and flexible specialty chemicals enterprise. We have significantly improved our earnings position and delivered in all respects on our operating and financial targets.

DIVIDEND OF €1.00

Dividend proposal to the Annual Stockholders' Meeting on May 29, 2008.



€0.25
2006
€1.00
2007


specialty chemicals
se with a clear focus,
strengthening our
at the core of the
industry.”

Ladies and Gentlemen,

Fiscal 2007 was an outstanding year for LANXESS. We delivered in all respects on our operational and financial targets and are continuing to force the pace. We are therefore confident that we will be able to reach the earnings levels targeted for 2009 in 2008, one year ahead of schedule.

Our goal at LANXESS is to create long-term value. In the year under review we continued with the necessary realignment of our company and paved the way for successfully implementing our strategy for sustainable growth.

It is also clear that the measures initiated in prior years to realign our company are increasingly bearing fruit. Our balance sheet is respectable, and targeted restructuring has enabled us to create a lean and efficient enterprise and continuously optimize cost structures.

One major highlight of 2007 was our announcement, shortly before year-end, of the pending acquisition of Brazilian rubber producer Petroflex S.A. This company's business will ideally complement our product mix and strengthen our presence in one of the world's leading growth regions.

The purchase of Petroflex marks the first time in the still young history of our enterprise that we are acquiring a group of companies. On the other hand, this action represents the consistent application of our strategy and affirmation of our business approach. At LANXESS, we stand by our word and implement the plans we announce.

Another significant milestone in our efforts to reposition LANXESS was the successful transfer effective September 30, 2007, of our insufficiently profitable ABS plastics business (Lustran Polymers) to INEOS ABS, a new company managed by British chemicals group INEOS. Following the divestment of Lustran Polymers, LANXESS is positioned as a strong and flexible specialty chemicals enterprise. This forward-looking step is demonstrated by our new organizational structure in which our 13 business units have now been grouped into three segments that are aligned more closely with the market.

Today LANXESS is much healthier than when it first started operating independently. As a specialty chemicals enterprise with a clear focus, the company is growing profitably and, with leading businesses in its portfolio, is now a progressive and value-creating global player at the core of the chemical industry.

Our key financial data confirm that LANXESS is on a steady course to success. Our principal earnings indicator, EBITDA pre exceptionals, increased again by 6.5 percent from a year earlier to €719 million. The EBITDA margin pre exceptionals reached double digits for the first time at 10.9 percent, compared with 9.7 percent in the prior year. Net income in fiscal 2007 was €112 million. And, finally, we made additional progress in reducing our net debt, which fell by 10.0 percent from the previous year to €460 million.

As our stockholders, you should naturally share in the fruits of last year's good business performance. This is why we intend to significantly increase the dividend compared with fiscal 2006. The LANXESS Board of Management and Supervisory Board will therefore propose to the Annual Stockholders' Meeting on May 29, 2008, that a dividend of €1.00 per share be paid from the income of LANXESS AG. In this way we wish to give you a visible and lasting share in our company's success.

The performance of our stock in 2007 was unsatisfactory. Although LANXESS shares listed at a record high of €43.75 on May 21, 2007, their price fell sharply – in line with the overall market trend – in the second half of the year, which was marked by the impact of the U.S. finance crisis. During this time, our business achievements were unfortunately not reflected in the price of our stock. If we continue to rigorously pursue our corporate strategy, we are confident that this will again be rewarded by the markets in the future.

The successes we achieved last year give us no reason to rest on our laurels. Further challenges and opportunities await. Consolidation and fragmentation are in full swing in the chemical industry, with new players entering the scene and others merging. Global competition is increasing. Already saturated markets are being overtaken or will be replaced in the mid-term by new and highly dynamic economies. Against this backdrop, we will maintain our fast pace and pursue our ambitious goals to secure LANXESS's successful future. We are constantly enhancing our efforts: introducing new products, tapping growth markets and exploiting our core expertise in chemicals and technology.

As one of Germany's largest chemical enterprises and a true global player, we are well in step with the times and the market. We take an active role in shaping our environment and can deliver impulses to drive the entire industry.

We will continue to pursue our successful strategy in fiscal 2008, further strengthening our position as a leading specialty chemicals enterprise. This will enable us to make the best use of our expertise and our employees' knowledge and skills.

We are confident that our EBITDA margin pre exceptionals for 2008 will match the average for our peer group, that all business units will generate margins above five percent, and that we will be able to maintain our investment-grade rating.

All our businesses must continue to supply premium products and services, contribute to the stability of the enterprise as a whole and boost LANXESS's leadership role in the chemical industry. In order to meet these objectives, we intend to spend some €1 billion in the period 2007 through 2009. We will seek investments that make long-term sense for the company and sustainably improve our position, focusing on Germany and the world's major growth regions.

Further growth is a part of these plans. Since 2006 our strategy has allowed for acquisitions, provided the timing is appropriate and the target companies satisfy clearly defined criteria. As our stockholders, you deserve this from us. We take our responsibility to you very seriously and will therefore continue to maintain strict operational and financial discipline.

Acquisitions are not about size per se, but about creating long-term value for the company. In no way do we intend to jeopardize the hard-won successes of the past few years with hasty decisions.

When it comes to making acquisitions, we still see three possible scenarios: the acquisition of individual small or medium-sized operations; the acquisition of chemicals businesses to broaden our portfolio; or the acquisition of companies or parts of companies with potential that has not yet been fully realized.

The announced acquisition of Petroflex satisfies all our criteria. Petroflex is one of the most important producers of synthetic rubber in Latin America and one of the world's main suppliers. LANXESS holds a global leadership position in synthetic rubber technology, which will now be further strengthened. The acquisition of Petroflex will add value to our product expertise and processes, as well as expanding our global production network. It will give us our own manufacturing capacities in Latin America in the future, closing a major strategic gap there. In short, Petroflex is an excellent match that will enhance our portfolio.

We are also utilizing our opportunities in other parts of the world, including Asia, one of the most significant growth markets at the present time. Our activities in this region are beginning to deliver results, with growth rates now in the double-digit range. In China alone, we commissioned four new production units and one development center for high-tech polymers last year. In India we will build an ion exchange resins plant and in Singapore a new butyl rubber production facility. Our "LANXESS goes Asia" initiative is therefore a clear focus of our spending program.

All this goes to show that it is possible to transform a company and steer it to success. Despite the difficult position from which we started, we have proved that a chemical company can be managed profitably in the long term, even in Germany. Our stated goal is to achieve global success as a company with German roots and to continue to increase the value of our enterprise.

We owe our success first and foremost to the hard work of all LANXESS employees worldwide. On behalf of the entire Board of Management, I would like to express my deep gratitude to you for your tireless efforts and dedication. Together we have accomplished a lot in a very short space of time, and we have every right to be proud of this achievement.

I also want to extend special thanks to you, our stockholders, for your commitment to LANXESS. Your confidence in the company, its employees and the management team at all levels is our motivation to do even better this year and to resolutely pursue our course at high pace. Our day-to-day work is founded on a corporate strategy of creating long-term value and we will make consistent use of our opportunities for additional growth.

The entire LANXESS team will do everything it can to ensure that LANXESS remains an interesting and attractive investment in the future.

Yours sincerely,



MANAGEMENT



DR. WERNER BREUERS

Member of the Board of Management

Born in Mönchengladbach, Germany, on December 9, 1958, Werner Breuers studied chemistry and obtained his doctorate from Aachen Technical University. He began his career at Hoechst AG in 1989. After holding a number of managerial positions at various companies in Germany and abroad, he latterly worked for the Basell Group as President of Basell Polyolefins Europe. Werner Breuers was appointed to the Board of Management of LANXESS AG effective May 14, 2007. He is married with two children.

DR. AXEL CLAUS HEITMANN

Chairman of the Board of Management

Axel C. Heitmann was born in Hamburg on October 2, 1959. After graduating in chemistry from Hamburg University and Southampton University, United Kingdom, and obtaining his Ph.D., Heitmann joined Bayer AG in 1989. Following a succession of international assignments for Bayer, he was appointed Chairman of the LANXESS AG Board of Management in September 2004. Axel C. Heitmann is married with two children.





MATTHIAS ZACHERT

Chief Financial Officer

Matthias Zachert was born in Bonn on November 8, 1967. After completing a commercial apprenticeship in industry, he studied business administration, spending periods abroad in the United States and France. After that he held a number of senior positions with Hoechst and Aventis, where in 2000 he was appointed CFO of the International Region of Aventis Pharma. In 2002 Zachert joined Kamps as Financial Director. He was appointed Chief Financial Officer of LANXESS AG in September 2004. Matthias Zachert is married with one child.

DR. RAINIER VAN ROESSEL

Member of the Board of Management

Rainier van Roessel was born on August 4, 1957 in Oisterwijk in the Netherlands. He studied business administration at the University of Cologne, obtaining his doctorate in 1988. In the same year he joined Bayer AG. When the LANXESS organization was set up in 2004, he became Head of the Rubber Chemicals business unit, and in June 2006 he was additionally appointed Managing Director of LANXESS N.V., Antwerp, Belgium. Rainier van Roessel was appointed to the LANXESS AG Board of Management on January 1, 2007. He is married with three children.

HIGHLIGHTS 2007

JANUARY 1

Dr. Rainier von Roessel appointed to the LANXESS Board of Management

On December 12, 2006, the Supervisory Board of LANXESS AG appoints Dr. Rainier van Roessel to the LANXESS Board of Management effective January 1, 2007. Dr. van Roessel takes over the duties previously exercised by Dr. Martin Wienkenhöver, who leaves the company at his own request in March 2007.

FEBRUARY 1

First acquisition successfully completed

LANXESS completes the acquisition of the chrome chemicals business of the Dow Chemical group in South Africa. The relevant antitrust authorities approve the purchase of Dow's 50 percent holding in Chrome International South Africa (Pty) Ltd. (CISA). The transaction takes legal and economic effect on February 1, 2007. This first-ever acquisition by LANXESS further improves the profitability of the Leather business unit's chrome chemicals activities.

MARCH 5

LANXESS invests in new plant in China

LANXESS is systematically expanding its presence in China. An example is the new plant for the manufacture of lubricant additives to be built at Qingdao, China. The production facility, which is assigned to LANXESS's Rhein Chemie business unit, is to go on stream in the fourth quarter of 2008 at the latest and will initially employ 50 people.



ABSOLUTELY PURE: From 2010 LANXESS will manufacture products for industrial water treatment and the generation of ultra-pure water in India.

Dr. Werner Breuers succeeds Dr. Ulrich Koemm on the Board of Management

Dr. Werner Breuers takes up his duties as a member of the LANXESS Board of Management on May 14, 2007. He takes over the responsibilities of Dr. Ulrich Koemm, who leaves the company at his own request effective May 31, 2007.

MAY 9

Results for first quarter 2007 announced

In the first and traditionally strong first quarter of the year, LANXESS improved its operating result before depreciation and amortization measured as EBITDA pre exceptionals, which increased year on year by 6.8 percent to €219 million. The EBITDA margin pre exceptionals climbed to 12.8 percent.

MAY 31

Annual Stockholders' Meeting 2007

At the Annual Stockholders' Meeting in Düsseldorf, LANXESS CEO Dr. Axel C. Heitmann reaffirms the company's commitment to systematically pursue its chosen growth strategy. With 57.05 percent of the capital stock represented at the meeting and each agenda item approved by more than 99 percent of the votes cast, investors are clearly taking a keen interest in LANXESS and have great confidence in the company.

JUNE 27

LANXESS plans its largest-ever capital expenditure project

Seeking to expand its position in the global butyl rubber market, LANXESS firms up plans to build a new facility in Asia. The company has spent the last few months examining various possible locations across the continent. Negotiations to determine actual project feasibility are to start immediately with possible partners in Singapore, Kuantan in Malaysia, and Map Ta Phut in Thailand. Once the project gets the go-ahead, it could be brought on stream as early as 2011. With an investment volume as high as €400 million, the new facility would represent the largest project in LANXESS's young history.

JUNE 29

LANXESS transfers the Lustran Polymers business unit to a new company managed by INEOS

Effective September 30, 2007, the former Lustran Polymers business unit is to be transferred to INEOS ABS, a new company managed by British chemicals group INEOS. LANXESS will initially hold a 49 percent financial interest in the company, while INEOS will run the operating business. The parties agree that INEOS will acquire the minority interest held by LANXESS in two years' time. LANXESS will then withdraw completely from the ABS plastics business transferred to the new company.

JULY 18 AND 31

Rating agencies Moody's and Standard & Poor's raise ratings for LANXESS by one notch

Moody's Investors Service upgrades its rating for LANXESS by one notch from "Baa3", in place since May 2005, to "Baa2" with stable outlook. Standard & Poor's raises its rating by one notch from "BBB–", in place since October 2004, to "BBB" with stable outlook. The world's three leading rating agencies, which also include Fitch Ratings, therefore all have LANXESS at a solid "BBB" or "Baa2" investment-grade rating with stable outlook.

AUGUST 16

Results for second quarter 2007 announced

LANXESS continues its positive earnings trend in the second quarter of 2007, with EBITDA pre exceptionals posting a year-on-year increase of five percent to €211 million. The EBITDA margin pre exceptionals improves by 0.7 percentage points to 12.2 percent.

AUGUST 31

LANXESS to build new ion exchange resins plant in India

LANXESS will build its new facility for the production of ion exchange resins in the Indian state of Gujarat. Construction work on the €30 million plant at the new Jhagadia Chemical Park near Baroda is set to begin in the second quarter of 2008. Production is scheduled to start at the beginning of 2010, with 200 new employees to be hired. The facility, assigned to the Ion Exchange Resins business unit, will manufacture products for industrial water treatment and the generation of ultra-pure water for the semiconductor and pharmaceutical industries.

SEPTEMBER 12

Share buyback

LANXESS AG retires 1,418,000 shares with a total value of some €50 million which it repurchased in the context of the share buyback program announced in August. This reduces the number of outstanding shares to 83,202,670.

SEPTEMBER 18 AND 19

At the London Media and Investor Day LANXESS positions itself as a leading specialty chemicals enterprise

At this forum LANXESS announces its commitment to operate as a specialty chemicals enterprise at the core of the chemical industry following divestment of the Lustran Polymers business unit. Consistent with its rigorous market orientation, LANXESS will group its 13 business units in three segments starting in October 2007: Performance Polymers, Advanced Intermediates and Performance Chemicals. LANXESS will make capital expenditures of approximately €1 billion between 2007 and 2009, some 60 percent of which is earmarked for capacity expansions. Through to 2009, the "LANXESS goes Asia" initiative will be one focus of the investment program. Thanks to the Group's much improved profitability and its financial soundness, LANXESS is confident of reaching the earnings levels originally targeted for 2009 a year ahead of schedule in 2008.

SEPTEMBER 30

Further portfolio change completed

Effective September 30, 2007, LANXESS sells its wholly owned subsidiary Borchers GmbH, along with Borchers' activities outside of Germany, to the U.S.-based OM Group (OMG). Borchers, which specializes in additives for coatings, emulsion paints and printing inks, is considered a peripheral business of LANXESS.

NOVEMBER 14

Results for third quarter 2007 announced

In the third quarter of 2007, EBITDA pre exceptionals grew to €175 million, a year-on-year increase of 6.7 percent. The EBITDA margin pre exceptionals improved year on year from 9.7 percent to 10.3 percent, the first time it has been in the double-digit range at the start of the traditionally weaker second half of the year.

DECEMBER 13

LANXESS acquires Brazilian chemicals group Petroflex

Petroflex is among the world's most important producers of synthetic rubber. LANXESS agrees to purchase nearly 70 percent of the company's shares for a provisional price equivalent to €198 million. The acquisition ideally complements LANXESS's product portfolio in one of the world's fastest-growing regions. Closing is expected for the second quarter of 2008 subject to the approval of the relevant antitrust authorities.



MAJOR HIGHLIGHT:
The purchase of Petroflex marks our first acquisition of a group of companies.

LANXESS – AT THE CORE OF THE CHEMICAL INDUSTRY

Value creation has been a focus of our strategy since the establishment of LANXESS in 2004. Despite our unfavorable starting position, continual restructuring and systematic portfolio adjustments have enabled us to create a stable and viable chemical company and thus create value for all our stakeholders within a very short time.

We have overcome enormous challenges and worked hard to carve out the necessary entrepreneurial headroom. Now we intend to use that to add a new dimension to our understanding of value creation: creating value through growth.

FOUR-PHASE STRATEGY INTRODUCED

In 2006 we did not simply achieve the medium-term goals set shortly after the establishment of LANXESS, we actually exceeded them, even though business conditions were anything but ideal. The steady rise in the price of oil and the depreciation of the U.S. dollar put pressure on earnings. Nevertheless, we managed to scale back new debt significantly and improved the EBITDA margin substantially.

That confirms the effectiveness of our four-phase corporate strategy comprising performance improvements, rigorous restructuring, portfolio adjustments and acquisitions. Above all, divesting the insufficiently profitable Textile Processing Chemicals, Fibers and Paper business units as part of our drive to optimize our portfolio brought a major improvement in profitability. Another key success factor was – and still is – the systematic application of our "price before volume" strategy. That includes passing on higher raw material costs to customers and even being prepared to forego business in certain circumstances if we are unable to achieve the required price level.

SUCCESSFUL PORTFOLIO OPTIMIZATION CONTINUED IN 2007

We continued our four-phase strategy in fiscal 2007. A further milestone in the restructuring of LANXESS was another portfolio adjustment: the divestment of the Lustran Polymers business unit. Since September 30, 2007, the operating activities of this business have been managed by the British chemicals group INEOS as INEOS ABS. We will hold a 49 percent financial interest in the new company for an initial period but will transfer this to INEOS in 2009. Through the establishment of this new company with firmly fixed exit conditions we have found a secure solution that offers Lustran Polymers the best future development prospects.

At the end of September we also sold our wholly owned subsidiary Borchers GmbH to the OM Group (OMG) of the United States as it no longer formed part of our core business.

A different route has been found for the Technical Services business unit. In order to place its operations on a competitive footing, they were transferred to a separate subsidiary operating as ALISECA GmbH effective July 1, 2007, and restructured.



Creating Value – Step by Step

EBITDA margin
Portfolio
Acquisitions
consolidate our own position and facilitate profitable growth.
Portfolio adjustments
boost liquidity in two ways:
• through concentration on more profitable businesses;
• through divestment proceeds.
Costs
Rigorous restructuring
safeguards future liquidity flows by restoring low-earning businesses to profitability. If pre-determined performance criteria are not met, these businesses are placed into a partnership or sold.
Performance improvements
boost operational efficiency to directly create liquidity.
Constant goal: selective organic growth in profitable markets

Acquisitions strengthen core business Since 2006 acquisitions have been part of our corporate strategy as a means of creating value. Equally, we have always stressed that major acquisitions in particular will only be made if they fully meet our stringent investment criteria. That is a philosophy requiring discipline and patience.

In December 2007 we seized the opportunity to make an acquisition meeting our criteria, taking an approximately 70 percent stake in the Brazilian chemicals group Petroflex, one of the world's main producers of synthetic rubber. Petroflex, which is based in Rio de Janeiro, had around 1,300 employees and sales of some €500 million in 2006. This transaction strengthens our global rubber business and extends our product portfolio in one of the world's most important growth regions. It is also extremely significant for the future of LANXESS. We expect the transaction to be closed in the second quarter of 2008 following approval from the relevant antitrust authorities.

The first – smaller – acquisition in LANXESS's history was made at the start of 2007. The South African company CISA ideally complements our Leather business unit and strengthens our chrome-based leather chemicals business.

Acquisitions will remain a key option for corporate growth in the future, providing they are a good strategic and cultural fit with LANXESS, complement our core competencies and satisfy our stringent financial criteria.

NEW CORPORATE STRUCTURE INTRODUCED

A structural realignment has given LANXESS a clearer profile as a specialty chemicals company. That is reflected in our new segment structure. Since October 1, 2007, our 13 business units have been grouped in three segments: Performance Polymers, Advanced Intermediates and Performance Chemicals. This structure is systematically aligned to the market.


Performance Rubber
Butyl Rubber
Polybutadiene Rubber
Technical Rubber Products
Engineering Plastics1)
Lustran Polymers X
Fibers X
Semi-Crystalline Products
Chemical Intermediates
Basic Chemicals
Saltigo
Inorganic Pigments
Performance Chemicals
Material Protection Products
Functional Chemicals
Leather
Rhein Chemie
Rubber Chemicals
Ion Exchange Resins
Textile Processing Chemicals X
Paper X
Performance Polymers
Butyl Rubber
Polybutadiene Rubber
Technical Rubber Products
Semi-Crystalline Products
Advanced Intermediates
Basic Chemicals
Saltigo
Performance Chemicals
Material Protection Products
Inorganic Pigments
Functional Chemicals
Leather
Rhein Chemie
Rubber Chemicals
Ion Exchange Resins

1) operating segment until September 30, 2007
X business unit divested

Polymer-based products, in other words, our rubber and plastics operations, are now grouped together in the new Performance Polymers segment. The former Chemical Intermediates segment has been renamed Advanced Intermediates to reflect its new focus and the Inorganic Pigments business unit now forms part of the Performance Chemicals segment. The operations of the Engineering Plastics segment were continued until September 30, 2007 and the Semi-Crystalline Products business unit was then allocated to the Performance Polymers segment.

SHOWCASING OUR CORE COMPETENCIES

Our core competencies can be used to illustrate our position as one of the leading players in the chemical industry. A pyramid provides a good insight into the industry's structure. The base comprises bulk commodity chemicals, while the apex is formed by specialty pharmaceutical products that are manufactured in small amounts.

To remain successful in the long term, we are convinced that a company needs to focus on those segments in which it can utilize its expertise most effectively.

LANXESS Focuses on the Core of the Chemical Industry



Pharma
Agro
Specialty chemicals
Polymers
Intermediates
Bulk plastics
Petrochemicals
Feedstocks, gas and oil

- Here we can perfectly leverage our expertise in chemicals and our applications know-how.
- We have excellent and long-standing customer relations.
- We see a lot of room for maneuver in these three segments.
- Our balanced portfolio in these segments reduces the volatility of our business.

The core of the chemical industry is made up of industrial segments: intermediates, polymers and specialty chemicals. Those are exactly the areas where LANXESS is at home and where we intend to continue our development. The reasons are evident: these are the areas where we can utilize our specialist knowledge of chemicals and our applications expertise most efficiently and where we have a strong and diversified product and customer base. We see sufficient leeway in these fields, while our balanced portfolio reduces the volatility of our business.

PREMIUM QUALITY, STABILITY AND GROWTH

We aim to improve the good position of each of our businesses in their respective markets. This means that every business unit in our three segments needs to firstly, offer premium products, processes and services; secondly, position its activities on an even sounder, more stable and more reliable basis; and thirdly, continue growing to strengthen our leading position in the chemical industry.

As a premium company, we will always supply the highest quality products to our customers, strive to rank among the top three in the market, create value and use reliable suppliers. Our goal is to ensure that all our business units are premium businesses.

Moreover, our operations have stabilized successively over the past fiscal year. We operate in markets that are commercially attractive and look set to remain so in the foreseeable future. The portfolio adjustments outlined in this report have significantly reduced the volatility and cyclical exposure of our activities. Our core businesses now meet all the conditions for long-term success: flexible asset structures, a diversified customer base, a global focus backed by regional flexibility and a business-minded corporate structure and culture.

Implementing our strategy has placed LANXESS in a promising position for growth. That includes organic growth in expanding markets, product innovations that give us access to new markets and utilization of the opportunities offered when competitors withdraw from the market. Our focus on attractive markets is a key factor. These include the chemical manufacturing, tire, automotive, electrical and electronics sectors and offer good long-term growth prospects, especially in the BRIC states (Brazil, Russia, India and China), as well as in other Asian, Latin American and east European countries.

Tangible examples of how we implement these three criteria are outlined in the segment report starting on page 16 of this annual report.

VALUE CREATION

Premium quality, stability and growth are a strong foundation for achieving the objective set out at the start of this section: value creation.

Value can be created in various ways. We have therefore set clear priorities. The first is organic growth, followed – in compliance with our stringent criteria – by the possibility of acquisitions. That means we will concentrate on utilizing spare resources in areas that can generate profitable growth for LANXESS. We are firmly convinced that this will create the best possible added value for our stockholders. Irrespective of this, we will be paying a higher dividend to ensure that our stockholders share in our improved profitability. The proposed clear and sustained increase in our dividend for 2007 is evidence of this.

CAPITAL EXPENDITURES TO BOOST GROWTH

We will be investing a further €1 billion in our business units between 2007 and 2009 to boost organic growth. 60 percent of this will be spent on raising production capacity. We will also be creating value for the company by stepping up investment in the development of our business units. In fiscal 2007 we again invested some €90 million in research and development. The focus was on selective investment to optimize existing products and technologies. The basis for this is a systematic market focus and short time-to-market.

The "LANXESS goes Asia" initiative introduced in 2006 is a key area of focus for our investments and reflects the increasing attractiveness of the Asian market. One example is the investment of around €30 million in a new ion exchange resins plant in India. Other projects include expanding the polyamide compounding plant in Wuxi, China, and the new facility for lubricants and additives currently being built by Rhein Chemie in Qingdao, China. Further activities in Asia in 2007 included opening a state-of-the-art development laboratory for high-performance rubber in Wuxi, China, and plans for a rubber research center in Qingdao, China. We will also build a new world-scale butyl rubber plant at a cost of up to €400 million in Singapore.

To step up our commitment in central and eastern Europe, in October 2007 we set up a sales company to serve these growing markets. LANXESS Central Eastern Europe s.r.o. is based in Bratislava in Slovakia and has branch offices in the Polish capital Warsaw, in Prague in the Czech Republic, and in Budapest, Hungary. It raises our presence in these increasingly important markets, enabling us to better utilize the growth potential of this region. The new company started operating on January 1, 2008.

GOALS TO BE ACHIEVED EARLIER THAN EXPECTED

LANXESS is on the way to achieving the targets set for 2009 in 2008

LANXESS	EBITDA margin: profitability in line with peer group average
Business	No business with an EBITDA margin lower than 5%
Finance	Investment-grade rating

LANXESS has charted a very successful course. We have reached today's position faster and more successfully than appeared possible a few years ago. LANXESS is already positioned where it aims to be: at the core of the chemical industry, as a market leader with first-class, stable and growing businesses.

Profitability Distribution (in % of Group Sales) 2004 to 2007


EBITDA margin1)
> 10%
5 – 10%
< 5%
~30%
~30%
~40%
~45%
~30%
~25%
~60%
~20%
~20%
~75%
~20%
~5%
More than doubled
Significantly reduced
Almost eliminated
2004
2005
2006
20072)

1) EBITDA pre exceptionals
2) excl. Lustran Polymers business unit Q4 2007

All business units are now well-positioned thanks to rigorous and consistent application of our corporate strategy and have a strong operating base. This is shown by our key performance indicator: EBITDA pre exceptionals. In fiscal 2007, 75 percent of sales generated an EBITDA margin of over ten percent. Only 25 percent of our business continued to yield inadequate returns. Just three years ago, in 2004, the margins yielded by 70 percent of our business were not satisfactory. These figures demonstrate that LANXESS has become a strong and healthy company in a very short time.

We are confident that this year we will be able to achieve the goals originally set for 2009, one year earlier than planned:

- Our EBITDA margin, which is our key financial benchmark, will be in line with the average for our peer group.
- No business unit at LANXESS will have an EBITDA margin of less than five percent.
- We will maintain our investment-grade rating.

We paved the way for this in fiscal 2007 with an EBITDA margin of 10.9 percent, a reduction in low-margin business units to around five percent of the total and a position in the investment-grade range.

PERFORMANCE POLYMERS

BUTYL RUBBER – **A SUCCESS STORY FOR THE LANXESS GROUP**



Mobility is one of the megatrends of our present-day society. With it we associate a certain quality of life and a modern attitude to living. To be mobile is to be free and independent. The way our ability to move has developed over the last hundred years has often been referred to as a mobility explosion, and it is safe to assume that this will continue in the coming years and decades.


LANXESS
LANXESS
LANXESS

Mobility assumes a particularly concrete shape in the form of road traffic. The number of cars around the globe is currently estimated at some 800 million and is expected to double in the next two decades. Growth is particularly marked in Asia, especially in China, where the number of cars is rising annually by 22 percent. For car buyers, environmental friendliness is becoming an ever more important criterion alongside quality and safety.

LANXESS products help make mobility safer and more environmentally friendly.

With its products, LANXESS helps to comply with the call for quality, environmental friendliness and safety. For example, we supply high-grade synthetic rubber, in particular for the production of high-performance tires. Butyl rubber, for instance, is used for the inner liner, the innermost layer of a tire that prevents air from escaping, thereby ensuring that the tire pressure remains constant over a longer period. As a result, vehicles become safer, consume less fuel and generate fewer emissions – all of which are major benefits for the manufacturer, the consumer and the environment alike.



With our Butyl Rubber business unit, we are one of the world's leading companies for the production of high-grade butyl and halobutyl rubber in terms of technology, quality and innovation. About 85 percent of our products are used as inner liners in tires or in tubes. We also serve the markets for a number of interesting niche applications such as closures for pharmaceutical bottles, safety apparel and chewing gum.

The Butyl Rubber business unit is one of the key value drivers of the LANXESS Group, and also truly exemplifies our values.

Our key markets have been growing at a consistent rate for many years, and are likely to continue doing so in the future. In all, the global tire market is expanding at around four percent a year. Geographically, production of standard tires is gradually shifting from the traditional manufacturing countries such as the United States towards Mexico and South America, and also to China. Greater China (including Taiwan and Hong Kong) is undergoing the fastest growth in the tire market, namely eleven percent. Eastern Europe, too, is becoming an increasingly attractive location for the tire industry.

Driven by its biggest consumer, the tire industry, the global market for butyl rubber will expand in the coming years at an average annual growth rate of 3.6 percent. In addition, the high-performance tire sector is becoming increasingly important in relation to the multi-purpose tire sector, and its share of the overall market is growing annually by nine percent. By 2010, we estimate that performance and high-performance products will be on a par with each other. There are many reasons for this trend, among others the reduced fuel consumption, improved driving characteristics and enhanced environmental protection that high-performance tires can offer. This is precisely LANXESS's area of expertise.



Our markets are growing – we are creating the capacities to share in this growth.



We are meeting this growth by continuously raising our capacities. In Sarnia, Canada, we completed the first expansion stage at our plant, and, as a result, have boosted butyl rubber capacity there by 42 percent. The second expansion phase has also started, as a result of which we plan to lift our local capacities by a further ten percent by 2009. Prior to that, we had raised the output of our plant in Antwerp, Belgium, by around ten percent. With capital expenditures of some €50 million, we are thus continuing to enhance our profitable growth in this innovative area of business.

Our plans for a new production plant in Asia have even greater dimensions. Following intensive negotiations with potential partners on the comparative feasibility of the three possible sites in Singapore, Kuantan in Malaysia and Map Ta Phut in Thailand, we decided in February 2008 to build in Singapore. The main factors in this decision were a good supply of raw materials, logistic advantages and the availability locally of qualified employees. The new butyl rubber plant is scheduled to go on stream in 2011. With an investment volume as high as €400 million, it is the biggest project in LANXESS's still young history.

PERFORMANCE POLYMERS

The newly aligned Performance Polymers segment comprises the Butyl Rubber, Polybutadiene Rubber, Technical Rubber Products and Semi-Crystalline Products business units.

THE NEW PERFORMANCE POLYMERS SEGMENT

We have brought together our polymer activities in the Performance Polymers segment. The Butyl Rubber business unit is one of the world's leading manufacturers of high-grade butyl and halobutyl rubber Ⓐ for the tire and rubber processing industry. The big advantage of these rubber products is their excellent gas and air impermeability. The Polybutadiene Rubber business unit is a leading manufacturer of polybutadiene (PBR) and solution styrene-butadiene (SSBR) synthetic rubbers Ⓑ. LANXESS's Technical Rubber Products business unit supplies its customers with a broad portfolio of technical rubber products. As one of the leading manufacturers of synthetic rubber for the rubber processing industry, the business unit offers products for the manufacture of a wide range of functional parts such as seals, gaskets, hose, profiles and cable sheathings along with specialty films and adhesives. The Semi-Crystalline Products business unit on the other hand is, for example, enjoying considerable success with its Durethan® and Pocan® plastics and their strategically important starting products. These products are used in the automotive and electronics industries among other fields. Thanks to competitive production plants and intensive product and application development, we have become a key player in all of these markets.

BUSINESS UNITS STILL ON TRACK FOR SUCCESS

In addition to the changes at Butyl Rubber, important strategic events also took place in the other business units during the last fiscal year.

These included the acquisition of Brazilian chemical group Petroflex S.A. in December 2007. This stock market-listed company is one of the world's main producers of synthetic rubber and its elastomer Ⓒ products range from solution rubber to emulsion rubber, comprising around 70 brands. The acquisition ideally complements our product portfolio and strengthens our position in one of the world's major growth regions. Closing of the transaction, which still requires approval from the relevant antitrust authorities, is expected in the second quarter of 2008.

As part of our overall offensive in Asia, the Polybutadiene Rubber business unit has entered into a cooperation agreement with the Beijing Institute for Rubber Research. Among other things, this highly acclaimed institute will help us sound out and tap into the fastest-growing tire market in the world. It will also support LANXESS customers in the application of high-performance PBR und SSBR in China. In addition, our marketing activities will be stepped up significantly.

In 2007 the business unit succeeded in concluding a long-term supply agreement with the Korean tire manufacturer Hankook Tire. Over the next five years, LANXESS will supply the company with solution SBR and polybutadiene rubber. Supply volumes are scheduled to more than double during that period. In addition, in September, we began production of neodymium polybutadiene rubber in Orange, U.S.A. In combination, these measures mean that we will be able to satisfy the demand in the U.S. market for both NdPBR Ⓓ and SSBR, two products which are used above all for the manufacture of high-performance tires.

Ⓐ Polymers characterized by their low gas and air permeability, good damping properties, and resistance to weathering and ozone

Ⓑ Synthetic products with properties similar to those of natural rubber

Ⓒ Polymers which deform under pressure and tensile loading but subsequently regain their original shape

Ⓓ Neodymium polybutadiene rubber

We have expanded the capacities of other production facilities in the Technical Rubber Products business unit, too. Now, in order to meet the mounting demand for EPDM rubber Ⓐ, for example, we also intend to boost our production capacities in Marl, Germany, and Orange, Texas, to over 140,000 tons per year. In the meantime, all the key functions for the Buna® EP business have been merged at the Marl site. This centralization is part of the overall realignment of the business. On July 1, 2007, the structure of the business unit was modified, and is now organized according to products in "business lines", which enables us to keep pace more effectively with changing product and market developments.

With an investment of €10 million, we plan to further expand our EVM Ⓑ plant in Dormagen, Germany. This will enable us to meet the growing demand for this product. At our La Wantzenau site in France, measures have been taken to raise the production capacity for XNBR Ⓒ, also to meet mounting demand.

As part of our ongoing initiatives to increase efficiency, La Wantzenau – now one of the most modern and efficient NBR sites – will take over production of NBR from our Canadian site in Sarnia in 2008. This will increase the quantity of NBR produced at La Wantzenau by around 30 percent.

In 2007 the Semi-Crystalline Products business unit centralized its management, sales and marketing, product and applications development, product management and administration activities in Dormagen. As a result, all work on the development and customization of Durethan® and Pocan® plastics is now carried out there. In addition, Semi-Crystalline Products has spent some €3 million in Dormagen to strengthen its specialty monofilaments business on a lasting basis.

One of the main priorities for Semi-Crystalline Products as regards its plastics activities has been to expand its capacities in Asia. Following the inauguration in 2006 of a first production line for our Durethan® and Pocan® plastics in Wuxi, China, a second line went on stream in November 2007, doubling our capacities there to more than 40,000 tons per year. In addition, the business unit opened a small production line for specialties and customer samples in Wuxi in the summer.

In May 2007 we also opened a new research and development center in Wuxi. It is equipped with wide-ranging materials testing facilities, and one of its main objectives is to speed up the development of new polyamide and polyester grades. The center is among the first steps toward establishing an effective global research network. One special honor for us in 2007 was the visit to the LANXESS production site in Wuxi by the Chinese Premier Wen Jiabao. He was particularly interested in our exceptional performance in the fields of safety, health and environmental protection.

In total, Semi-Crystalline Products has invested around €20 million at the Wuxi site.

THE MARKETS DRIVE OUR GROWTH

The majority of the rubber we produce goes into tire manufacture. Owing to the sector's importance, it is therefore worth taking a closer look at the global tire market and the way its development is affecting our business.



Ⓐ Ethylene propylene diene monomer rubber
Ⓑ Ethylene vinyl acetate copolymer
Ⓒ Carboxylated nitrile butadiene rubber

Up to a quarter of the weight of a modern tire comprises synthetic rubber, and this figure is growing constantly. LANXESS, as one of the world's largest manufacturers of synthetic rubber, benefits from this trend, especially where high-performance tires are concerned.

Asian tire manufacturers such as our Korean partner Hankook are currently experiencing considerable expansion, and are consequently becoming an increasingly important target group for us. This is why we have chosen to follow our customers and step up our involvement in the field of synthetic rubber, especially in Asia. Despite the shift of production already mentioned, global market growth is stable and calculable, and is therefore of major interest for LANXESS.

LANXESS products play a significant role in the ongoing development of tires, because to enhance a tire's overall performance it is not just the tread that has to be optimized but also the sidewalls and inner liners. Technical advances are being achieved through the use of special high-performance synthetic rubber from LANXESS. We are confident that we will maintain a leading position here through our many years of experience, our wealth of know-how and our available capacities, because many of our rubber grades are specialized products that have been specifically designed for use in high-performance tires.

With our products and through intensive cooperation in the development of their products, we help customers win and maintain leading positions in their respective markets.

MORE INVESTMENT IN INNOVATION

In the last fiscal year, we developed many innovative products that we launched successfully onto the market.

Through its patented process innovations, the Butyl Rubber business unit, for example, is now in a position to produce high-isoprene butyl rubber with an isoprene content of up to eight percent. This is four times more than the products currently on the market. With this innovative new butyl rubber, tire treads can be manufactured with improved grip, and, in combination with new fillers, inner liners with improved gas tightness, which helps to save fuel. The higher double bond density of this product allows, for the first time, clean vulcanization (D) with peroxides, while the faster vulcanization also means greater efficiency in rubber production. We aim to further expand business in the non-tire market with applications such as modern sports shoes, insulators for the electrical industry and pharmaceutical seals and gaskets.

Products from LANXESS's Technical Rubber Products business unit are also used to protect the environment. The combustion of diesel fuels leads to the generation of nitric oxides, which are the main cause of summer smog. One possible way of preventing this is to add special reducing agents such as AdBlue, which, in combination with catalysts, largely neutralize the nitric oxides before they are discharged with the exhaust gas. However, one requirement for using AdBlue is that the exhaust hoses exhibit a level of chemical resistance that only a few elastomers can meet. One of them is our EPDM rubber, Buna® EP. This is a further example of how LANXESS special-purpose rubber grades can open the door to pioneering technologies.

(D) Chemical process used to make rubber resistant to atmospheric, chemical and mechanical influences

With its Buna® EP rubber, LANXESS will also be at the 2008 Olympic Games. The product is being used to seal the giant soccer stadium roof in Tianjin. The 2,000 square meter transparent roof structure of the Shenyang Olympic stadium is also being sealed with Buna® EP. This rubber is noted above all for its outstanding resistance to UV radiation and ozone.

The Semi-Crystalline Products business unit introduced many innovative products onto the market in 2007, including the first front-end made of a plastic-aluminum composite, which is used, for example, in the new Audi TT. Compared with the steel normally used, the aluminum design reduces the weight of the part by 15 percent. This cuts fuel consumption and improves handling. Other applications include roof frames and brake pedal components, such as the pedal bracket of the new Mercedes Benz C-Class.

Specifications for flame-retardant plastics are becoming stricter every year, while at the same time there is very strong global demand for halogen-free plastics. LANXESS began to develop completely new, virtually halogen-free, flame-retardant grades of its Durethan® and Pocan® plastics some time ago. We also improved all the other key properties of these products – for example, toughness, stiffness, tracking resistance and dielectric strength – in order to provide our customers with extra added value. One example of a recent new product is Durethan® BKV30 Z FN50, which we developed for a vacuum cleaner pipe manufactured by our customer Vorwerk.

FOCUS ON FURTHER GROWTH

We aim to further strengthen and expand our global leadership position in the fields of high-performance rubber and specialty plastics. On account of the expanded production capacities in our Butyl Rubber business unit and continuous efficiency enhancements at our sites, we are in a promising position to participate in the steady growth of our markets. The strong trend for mobility remains the driver for this growth and continues to be particularly significant in Asia and Latin America.

Sites
Belgium: Antwerp, Zwijndrecht
Canada: Sarnia
China: Wuxi
France: La Wantzenau, Port Jérôme
Germany: Dormagen, Hamm-Uentrop, Krefeld-Uerdingen, Leverkusen, Marl
U.S.A.: Orange

Application areas
Building materials
Cars and tires
Chewing gum
Electrical engineering
Electronics
Mechanical engineering
Medical technology
Sport and leisure

Top products	Business units
Bromobutyl	Butyl Rubber
Buna™ CBBR	Polybutadiene Rubber
Baypren®	Technical Rubber Products
Durethan®	Semi-Crystalline Products
Pocan®	Semi-Crystalline Products

Trade fair dates 2008

Date	Trade fair	Venue
March 5-6	VDI Automotive Conference	Mannheim, Germany
April 1-3	JEC	Paris, France
April 1-3	RTF	Qingdao, China
May 5-8	Expobor	São Paulo, Brazil
May 20-22	Caoutchouc Caucho Gomma 2008	Lyons, France

ADVANCED INTERMEDIATES

SALTIGO – **A SUCCESSFUL TRANSFORMATION**



One of the major challenges for the agrochemical industry is the growth in world population. After hitting four billion in 1975 and six billion in 2000, the Earth's population will reach around nine billion by the middle of this century, giving a growth rate of just under 1.2 percent a year. However, the amount of land potentially available for agricultural use is limited. One of the prime aims of the agrochemical industry is therefore to increase the efficiency of the land that is already under agricultural use. With its research and development activities, the pharmaceutical industry makes a key contribution to improving health, enhancing quality of life and prolonging life expectancy. Saltigo is one of the major suppliers of products to both the agrochemical and pharmaceutical industries.





Saltigo – transformation into a successful custom manufacturing specialist

Our subsidiary Saltigo has achieved this position through a comprehensive transformation process. Once the loss-making Fine Chemicals business unit, SALTIGO GmbH has been turned into a more successful and profitable independent subsidiary within just a few years.



We had come to the conclusion that organic restructuring was the right option for the Fine Chemicals business unit. We therefore carved out this organizational unit and established it as an independent company within the LANXESS Group. Since April 2006, SALTIGO GmbH has been operating independently as a wholly owned subsidiary of LANXESS. It now has much more flexibility and can respond faster to changing market and customer needs. Operating with its own brand name also substantially supports the perception of Saltigo as a specialist in the industry.

Extensive restructuring, headcount adjustments and the introduction of new organizational structures geared to the needs of the market were all part of the complex transformation process. These efforts have been worthwhile. The decision to undertake the realignment was made in early summer 2005, and the turnaround has now been successfully achieved. Capacity utilization at Saltigo has risen significantly and the financial results are moving in the right direction. However, since earning power was still inadequate by international comparison, at the beginning of 2007 we initiated further far-reaching measures in production and human resources.

Patented premium products for blue-chip agrochemical and pharmaceutical companies.

Today Saltigo supplies the agrochemical, pharmaceutical and specialty chemicals industry with products based on state-of-the-art technologies and services. In this field, we can build on our many years of experience and wide-ranging know-how. Saltigo has now become established as a leading provider of custom manufacturing services, where it is specialized in patented products. As a result, our list of customers includes many major companies in the pharmaceutical segment as well as blue-chip firms in the field of agrochemicals. This conforms to our concept of a premium segment.

The growth prospects are also right. The custom manufacturing market is expanding, with experts forecasting future growth of four percent a year in custom manufacturing for pharmaceutical products. Following its transformation, Saltigo has set the course for future expansion.

Best Supplier

Saltigo has already been honored twice as best supplier in the field of customer synthesis.





ADVANCED INTERMEDIATES

The newly created Advanced Intermediates segment brings together all our activities in the field of basic and fine chemicals. Saltigo is a leading supplier in the custom manufacturing sector and is specialized in the development of tailor-made solutions for companies working with fine chemicals. The Basic Chemicals business unit is one of the world's leading suppliers of high-grade industrial chemicals.

BASIC CHEMICALS CONTINUES TO BE SUCCESSFUL

The Basic Chemicals business unit continued to grow profitably last year. This was mainly due to the regular expansion of existing facilities, which has enabled us to accompany our customers' growth and comply with their demands for reliable delivery, even in an environment of consolidation.

At the end of the first quarter, we completed the expansion of the cresol Ⓐ facility in Leverkusen, Germany, boosting capacity by 15 percent. This was essential to enable us to meet the growing needs of customers with long-term contracts. At the beginning of 2007, we expanded by 15 percent our production capability for hexanediol Ⓑ at our Krefeld-Uerdingen site in Germany.

Our product portfolio also contains a highly effective antioxidant (C) for biodiesel production in the shape of Baynox®. This stabilizer is used to extend the storage life of fuel produced from canola oil, waste vegetable oil or palm oil. Baynox® has been assigned the "no harm" status by the German mineral oil industry, which means it can be used without reservation to improve the storage stability of both straight biodiesel and blends with mineral diesel. It is of consistently high quality, contains neither sulfur nor nitrogen, and leaves no residues in the engine after combustion. Basic Chemicals thus supplies the industry with a valuable product for the manufacture of "green fuel". Baynox® Plus is a recent and successful extension to the product line. It has been developed for biodiesel made from vegetable oils with a high content of polyunsaturated fatty acids, such as sunflower and soybean oil.

The wide range of possible applications for the chemicals marketed by this business unit means that the overall market environment remains stable. Despite regional variations, global demand is rising more or less in line with the growth of the world economy. Sales in the saturated markets of Europe and America are stable while demand is booming in the Asia-Pacific region, particularly in China and India.

Our Basic Chemicals business unit holds excellent positions with all its product groups in the relevant markets. With our technologies, world-scale plants and optimized processes, we are able to benefit from a favorable cost structure in global competition. With its unique integrated aromatics production network Ⓓ, Basic Chemicals is able to make the best possible use of available capacities and achieve an optimal product mix. In addition, the business unit has improved its competitive position by raising productivity continuously in recent years.

Ⓐ Cresols are frequent components of disinfectants. They are also used in the manufacture of plastics, colorants, synthetic resins and pharmaceuticals.

Ⓑ An intermediate used in the manufacture of, for example, polyurethane elastomers and dispersions, coatings, adhesives and polymeric plasticizers.

Ⓒ Substance which prevents molecules reacting with oxygen.

Ⓓ Network of integrated production units which enable the highly cost-efficient manufacture of a broad spectrum of products.

SALTIGO WITH A NEW IMPETUS

The transformation processes initiated in fiscal 2007 involved capital expenditures of €30 million to modernize Saltigo's existing production units in Leverkusen and Dormagen, Germany, and to adapt them to the changing needs of the market and our customers. After all, if we are to serve the growing demand from our markets, we need efficient, state-of-the-art production structures.

In the first phase, existing production facilities in Leverkusen were rebuilt and adapted for the production of active pharmaceutical ingredients and intermediates. With an investment of €10 million, the activities for APIs in the early stages of development were strengthened. By mid-2007, we were thus able to provide the market with considerable additional capacities. At the same time as making the structure of the production plants more flexible, Saltigo also introduced a new innovative HR concept. With this package of measures, Saltigo can now grow faster and become more target-oriented.

A further positive signal came with the "Best Supplier" award presented by the BCPC (British Crop Protection Council) and the magazine Agrow at a ceremony in Glasgow, Scotland, in October. Having been similarly honored by one of the leading agrochemical companies earlier last year, Saltigo has thus been voted the best supplier in the field of customer synthesis for the second time in a year.

FOCUS ON FURTHER GROWTH

We aim to continue growing profitably in the Advanced Intermediates segment. Impetus for the Basic Chemicals business unit will come primarily from Asia. We are in a good position to exploit the current consolidation of the market to attain further organic growth by taking over volumes from competitors who have withdrawn from the business. We can also fill the quickly forming niches in new markets with our products. Where necessary, we will increase capacities and consolidate our production plants. We will continue to focus on ongoing cost and process optimization to further improve profitability. For example, we will in future procure more raw materials from Asia. In our view, prospects for developing Saltigo are to be found particularly in Europe and the United States.



Sites
Germany: Brunsbuettel, Dormagen, Krefeld-Uerdingen, Langenfeld, Leverkusen
U.S.A.: Baytown

Application areas
Agrochemicals
Building
Cars and transport
Colorants
Electrical and electronics industry
Fine chemicals
Life sciences
Pharmaceutical and pesticide industry

Top products	Business units
Bayrepel®	Saltigo
Agrochemicals intermediates	Saltigo
Baynox®	Basic Chemicals
Vulkanox®	Basic Chemicals

Trade fair dates 2008

Date	Trade fair	Venue
April 9–11	CPhI Japan	Tokyo, Japan
April 16–18	Finetech	Tokyo, Japan
June 19–21	EPM 2008	Feuchtwangen, Germany
September 30 –October 2	CPhI Worldwide	Frankfurt, Germany

PERFORMANCE CHEMICALS

ION EXCHANGE RESINS – **EXPANSION IN INDIA**



Water is the basis of all life. It is the most important source of nutrition and therefore one of our most valuable resources. The world's population is growing all the time and, with it, the level of industrialization. As a result, water consumption is constantly rising. At the same time, these developments are being accompanied by a significant change in our environmental awareness.

To satisfy basic needs, each individual requires between 20 and 50 liters of unpolluted water a day, depending on the region in which he or she lives. Yet water is short in many parts of the world. Less than one percent of the world's water resources is suitable for human consumption, and water-based diseases are a major global problem. Consequently, the safe, hygienic treatment of water and the supply of this resource to the world's population are two of the biggest challenges of our time.



Ion Exchange Resins faces up to one of the greatest challenges of our time: ensuring clean water.

LANXESS products for the treatment of drinking water are performing valuable service throughout the world. In particular, ion exchange resins, which we market under the name Lewatit®, play a very important role here, removing contaminants from water and other liquids.



LANXESS's Ion Exchange Resins business unit has established a local presence in countries in which water treatment is of increasing significance. With the construction of a new production plant in India, for example, we are directly involved in one of the most promising, fastest-growing segments of industrial chemistry, and are creating an excellent position for expansion there. This conforms fully with our criteria for growth.

In spring 2007, we organized a competition to choose the site for a new plant in the Asian region. Entries were submitted for sites in China, India and Singapore. At the end of the selection process, the Indian chemical park of Jhagadia in the State of Gujarat came out on top, mainly because of the good industrial infrastructure that already exists there.



India is the location for one of our most important investment projects.

This is the largest investment project for Ion Exchange Resins since the end of the 1990s and, at the same time, one of the most important projects in the young history of LANXESS. Construction work on the €30 million facility is due to begin in 2008. Production is scheduled to start at the beginning of 2010, with 200 new employees to be hired. The new facility will manufacture products for industrial water treatment and the generation of ultra-pure water for the semiconductor and pharmaceutical industries.



PERFORMANCE CHEMICALS

Our Performance Chemicals segment groups together the business units that make specialty products. For this reason, our Inorganic Pigments business unit has also been allocated to this segment. The other business units concerned are Material Protection Products, Functional Chemicals, Leather, Rhein Chemie, Rubber Chemicals and Ion Exchange Resins.

THE PERFORMANCE CHEMICALS SEGMENT

The Material Protection Products business unit is one of the world's leading suppliers of preservatives and biocidal active ingredients. Among other activities, Inorganic Pigments operates the world's largest production plant for iron oxide pigments. Functional Chemicals provides the plastics industry and many other industries with plastics additives, phosphorus and specialty chemicals, and organic and inorganic colorants. Our Leather business unit is one of the few suppliers to the leather industry able to offer all the products needed along the entire leather production chain. Rhein Chemie offers chemical specialties to a wide range of industries, in particular for rubber, plastics and lubricants. The Rubber Chemicals business unit is a global operator with a high reputation for marketing rubber chemicals of outstanding quality and excellent processing properties. The Ion Exchange Resins business unit is one of the world's leading manufacturers of ion exchange resins.

BUSINESS UNITS LAY THE FOUNDATION FOR FURTHER GROWTH

In the last fiscal year, the Material Protection Products business unit continued working on a large number of cost-intensive active ingredient registrations required in particular under the E.U. Biocidal Products (A) Directive. Despite the costs involved, earnings remained at a gratifyingly high level. These registrations will ensure us future growth and profitability. The business unit thus also contributes to the stability of LANXESS because it satisfies all the demands for being successful on a heavily regulated market. We are one of the few globally operating companies to offer a comprehensive portfolio of sophisticated active ingredients, to possess a unique amount of indispensable know-how regarding the right application formulations, and to hold the necessary product registrations.

As of January 1, 2008, the Material Protection Products business unit took over the beverage dosing units business of R&M E.M.S. GmbH, a subsidiary of Bilfinger Berger Industrial Services AG. The units are used for the precise metering of our Velcorin® stabilizer during beverage filling operations. This means that the business unit will now be able to offer a full range of customer services to the beverage industry and help this innovative technology to penetrate the international market on a broad scale. Velcorin® provides effective protection against harmful microorganisms in non-alcoholic beverages and wine without affecting their taste, odor or color.

The ecologically compatible plasticizers (B) of our Functional Chemicals business unit also conform with our criteria for growth. Demand is increasing for modern, environmentally friendly products like these, annual sales of which are growing significantly, due in part to new E.U. directives. Our plasticizers, which are approved by the U.S. Food and Drug Administration for food contact applications, will share in this growth thanks to their outstanding properties. In spring 2007, we received approval for Mesamoll® II, which means we can now also offer a solution for sensitive fields of application such as toys.

(A) Chemicals and microorganisms used to control pests.

(B) Plasticizers make brittle resins more flexible and malleable.

At the beginning of 2007, LANXESS completed the takeover of the Dow Chemical Group's chrome chemicals business in South Africa on behalf of the Leather business unit in what was the Group's first acquisition. The relevant antitrust authorities have now approved the purchase of Dow's 50-percent share in Chrome International South Africa (Pty) Ltd. (CISA). The transaction took legal and economic effect on February 1, 2007, and the fully consolidated subsidiary now operates under the name LANXESS CISA (Pty) Ltd. Closing of the acquisition makes us the only company to handle the entire value creation chain from the chrome ore to the leather tanning materials. Moreover, in mid-2007, 80 million tons of additional chrome ore reserves were found in the mine operated by LANXESS in South Africa, ensuring that the strategic raw material supply for this profitable business is secure for several decades.

The Rhein Chemie business unit initiated specific measures in 2007 to further enhance its competitiveness. These included strengthening the strategic core areas of specialty products and innovative service concepts. The realignment also involved investing €7 million in the modernization of existing production plants and the construction of new facilities at the Mannheim site in Germany. At the same time, annual savings of €5 million are to be made in the next few years through plant modernization and socially acceptable headcount adjustments. Cost-cutting programs have also been implemented at the Chardon site in the United States.



A key event in 2007 for our Ion Exchange Resins business unit was the completion of a capital expenditure program of more than €6 million at our site in Bitterfeld, Germany. The investment went into expanding a plant for the production of Lewatit® ion exchange resins and increasing its flexibility. As a result, the business unit now has the world's largest and most modern facility for monodisperse ion exchange resins, serving as a mainstay for its global business activities.

We had another major success last year with the securing of a large order from New Caledonia. Our ion exchange resins will be used there to help in the extraction of nickel. This order represents a true breakthrough because we have succeeded in entering a new area of application with a large volume potential. It confirms our investment strategy of fostering innovations that extend the range of applications for existing product lines.

DRIVING GROWTH IN ASIA

In the Performance Chemicals segment too, demand for our products is increasing, particularly in Asia. For this reason, we have taken further measures to strengthen our presence in the Asian region to encourage profitable growth.

At the beginning of 2008, the Material Protection Products business unit opened a microbiological test laboratory in Wuxi, China. Its purpose is to help drive our efforts to tap markets for modern biocides in this country. The new facility assists our customers in the selection of suitable biocidal active ingredients and formulations, and assists with technical problems. We will also expand our service center in Singapore in 2008 to enable us to respond more effectively to customer requirements in this part of the world, too. The new technical facilities offer the means not only to test conventional analytical methods but also in particular to determine the efficacy of biocides in surface coatings. Overall, the business unit is strengthening its market presence and improving its competitiveness in Asia.

The Inorganic Pigments business unit opened a new plant in Shanghai in April 2007 as part of its Asia offensive – LANXESS's second production facility for inorganic pigments in China. It will safeguard local supplies of pigment products and is an important step toward enhancing our profitability in Asia. Because of the construction boom in China, the demand for products from this business unit is increasing significantly. LANXESS iron oxides are used, for example, to color roofing tiles, paving blocks and prefabricated concrete.

The Leather business unit has reached a further milestone in its Asia strategy. In the early part of 2007, LANXESS inaugurated its first applications laboratory for leather in Pakistan. It is situated in the center of industrial leather production in Karachi, the nation's biggest city. In terms of leather chemical sales, Pakistan is the fourth-largest country for LANXESS in the Asia-Pacific region and the tenth in the world. At the Wuxi site near Shanghai, China, the Leather business unit celebrated its tenth anniversary in May and has become one of the leading players in what is now the world's most important market for leather chemicals.

The Rhein Chemie business unit began producing rubber chemicals in Qingdao, China, back in 1999 as part of a joint venture. In January 2007, production began of polymer-bound rubber chemicals – Rhenogran® – in Madurai, India. As a result, we have further expanded our international position in this segment, having already increased our Rhenogran® production capability in China in 2006 in response to the mounting demand from Asia.

Rhein Chemie is now building a new facility for the production of lubricant additives in Qingdao, China. It is scheduled to go on stream at the latest in the fourth quarter of 2008, and will initially employ 50 people. The amount to be invested will be the equivalent of a single-digit million value in euros. The new facility will focus on the manufacture of customized additive formulations for lubricants with the product name Additin®. These not only improve performance and service life in industrial applications, they also aid environmental protection. The field of industrial lubricants, which is particularly interesting for Rhein Chemie, is growing fast here. The market for lubricants in China is about four times as big as in Germany and is growing at a rate of around eight percent each year.

The Rubber Chemicals business unit has reacted to the strong growth of the tire industry by establishing a joint venture with two local partners in Tongling, China. In August 2007, we started up production of the Vulkanox® 4020 antioxidant there. With the new facility, we can now benefit from the rapidly increasing demand from the tire and rubber industry in Asia.

NEW PRODUCTS SUCCESSFULLY LAUNCHED

We successfully placed numerous product innovations on the market in the previous financial year.

During the course of 2007, the Material Protection Products business unit launched a number of highly promising formulations and combination products for in-can preservation, the surface coatings industry, industrial wood preservation and wood/plastic composites. Furthermore, in the first quarter of 2007, dichlofluanid, an active ingredient used in wood preservatives, was added to Annex I of the E.U. Biocidal Products Directive. It is only the second active ingredient to be officially registered by the European Union in the context of this Directive, and is thus now approved for the market. At "Brau 2007" in November, we introduced our Velcorin® stabilizer and, for the first time, also demonstrated dosage units for the germ-free filling of non-alcoholic beverages and wine.

New premium granules have been added to the portfolio of the Inorganic Pigments business unit. These are high tinting strength granules from a new product line for the concrete industry that produce particularly brilliant shades. LANXESS pigments for coloring construction materials also took center stage at the "Big 5 Show" in Dubai in November 2007, a very important platform for us. As one of the world's leading manufacturers of iron oxide pigments, we aim to be involved in the major construction projects being implemented in the Middle East and Africa.

At Chinaplas 2007, the Functional Chemicals business unit presented its state-of-the-art range of Macrolex® organic dyes for coloring plastics. The leading technologies become truly tangible when used in colored polyethylene bottles – a key application for these products. Macrolex® dyes are also used to color toys and automotive parts because they comply with the high purity requirements in these particular applications. The beverage, automotive and toy industries are the fastest-growing sectors in China, with the country's beverage industry expanding by 20 percent each year. China is also the world's largest toy manufacturer and exporter with a market share of around 75 percent.

Functional Chemicals also manufactures a comprehensive range of phosphorus-based flame retardants. The range consists of three product lines – Levagard®, Disflamoll® and Bayfomox® – that comply with virtually all the demands of the polyurethane industry. New grades for addition to low-fogging Ⓐ flexible foams are used in the automotive industry.

Two of the many product innovations from the Leather business unit help to improve the quality of leather. June saw the launch of Levotan® X-Cel, a new patented technology for the wet end that reduces damage to the fiber structure of leather. This is a significant addition to the leather chemicals range. The new Aquaderm® X-Shield anti-soiling system, developed jointly with the Japanese company Daikin Industries Ltd., provides added protection for light-colored leather. The novel water-based system prevents over-fast soiling and also allows easy cleaning. LANXESS will specifically market these innovations for leather applications such as car seats, furniture and shoe uppers.

Two new products were launched by the Rhein Chemie business unit: Rhenogran® XLA-60, which does not have the carcinogenic effect that was a problem with alternative products, and the Additin® RC 93 series, a new line of ash-free additives for hydraulic oils. Development work has now been concluded and a start made on introducing them to the market.

Rubber Chemicals has extended its product portfolio with a new specialty antioxidant for the rubber segment, namely Vulkanox® HS HPG (High Purity Grade). The special oligomer ratio Ⓑ optimizes its effect as an antioxidant. Our product Silica Additive 9202, a new processing additive to improve the crosslinking properties and hardness of rubber compounds, successfully established itself on the market in 2007 and sold in considerable volumes within a very short time.

The premium claim for the products from our Ion Exchange Resins business unit is typified by our monodisperse and macroporous Ⓒ ion exchange resins. Their special characteristic is their optimized bead size in combination with high chemical, mechanical and osmotic stability. This improves the performance of the ion exchange resins, extends their service life and opens up possibilities for many new and highly promising applications, such as the extraction of metals from ores.

FOCUS ON FURTHER GROWTH

We will constantly improve the cost situation in all areas, and make full use of all opportunities for growth. We see potential here above all in Asia. The organizational measures and capacity enhancements initiated in fiscal 2007, coupled with many promising product innovations, put us in a good position to further generate profitable growth.

Ⓐ Fogging is caused by the deposition of suspended particles on a surface, especially as the result of high temperature gradients between the air and the surface.

Ⓑ An oligomer is a macromolecule consisting of several units that are identical or similar in structure.

Ⓒ Porosity is a measure of the density of a substance or substance mixture with cavities. Substances are classed as macroporous if their pores are larger than 50 nanometers.



Sites
Argentina: Zárate
Australia: Sydney
Belgium: Antwerp
Brazil: Porto Feliz
China: Qingdao, Shanghai, Tongling, Weifang, Wuxi
Germany: Bitterfeld, Brunsbuettel, Dormagen, Krefeld-Uerdingen, Leverkusen, Mannheim
India: Madurai, Thane
Italy: Filago
Japan: Toyohashi
Mexico: Lerma
South Africa: Isithebe, Merebank, Newcastle, Rustenburg
Spain: Vilassar de Mar
United Kingdom: Branston
U.S.A.: Birmingham, Burgettstown, Bushy Park, Chardon

Application areas
Building materials
Coatings and colorants
Disinfection
Food and beverage industry
Leather industry
Plastics industry
Rubber and lubricants
Water treatment
Wood preservation

Top products	Business units
Preventol®	Material Protection Products
Lewatit®	Ion Exchange Resins
Chromosal®	Leather
Macrolex®	Functional Chemicals
Vulkanox®	Rubber Chemicals
Bayferrox®	Inorganic Pigments

Trade fair dates 2008

Date	Trade fair	Venue
March 11–14	Water Exhibition	Zaragoza, Spain
April 8–11	FIMEC	Novo Hamburgo, Brazil
April 17–20	Chinaplas	Shanghai, China
May 7–10	BIBM	Vienna, Austria
May 27–30	Plastpol	Kielce, Poland
August 3–6	Ecwatech	Moscow, Russia
September 3–5	ACLE	Shanghai, China
September 30 –October 3	Aquatech	Amsterdam, Netherlands
October 14–16	Rubber Mini Expo	Louisville, KY, U.S.A.
December 2–4	Vinitec 2008	Bordeaux, France
December 3–5	ChinaAdhesive	Shanghai, China
December 4–6	Rubber Tech 2008	Shanghai, China

INVESTOR INFORMATION

After a good start to 2007, the performance of LANXESS stock was defined by the turmoil on the international stock markets in the second half of the year. Under increasing pressure, the stock price lost considerable ground during this time and was unable to replicate the level of the prior-year period

Stock markets generally showed a pleasingly upward trend in the first months of 2007, with confidence fueled by positive economic data and forecasts from the United States and Europe. In Germany, a bright economic outlook injected additional momentum, pushing the DAX above 8,000 points at the end of June, its highest level in seven years. Starting in late July, focus shifted to one topic in particular – the U.S. mortgage lending crisis, which continued to shape investor sentiment the world over for the remainder of the reporting period. Markets became very unstable as the credit crisis worsened and spread to the global financial sector, further weakening the U.S. dollar. The persistently volatile and high oil prices also contributed to this turbulence. The grave uncertainty on the international equity markets continued beyond the end of the trading year on December 28, 2007, actually intensifying in the first weeks of the current year.

FISCAL 2007

On the whole, LANXESS stock performed well in the first half of the year. Our share price remained consistently above €40 at the beginning of the year, as well as from late April on, reaching a record €43.75 on May 21. LANXESS reported on numerous developments that had a favorable influence on the share price, including substantial earnings increases for fiscal 2006 and sound results for the first quarter of 2007. The transfer of the Lustran Polymers business unit to a new company managed by British chemicals group INEOS was the key news item on the strategic front in the first half-year. Its announcement marked the fulfillment of LANXESS's promise to find a viable solution for the company's worldwide ABS plastics business and continue the systematic realignment of its portfolio.

At the company's Annual Stockholders' Meeting on May 31, 2007, the LANXESS Board of Management underscored its all-out commitment to its corporate strategy and confirmed its ambitious 2009 earnings goals. The broad support for and acceptance of LANXESS's current and future direction were demonstrated both by the high attendance at the meeting and by the clear approval of all agenda items, including the various capital-related measures that were proposed in view of potential future acquisitions.

Apart from the company's own good news, the buoyant market environment also supported the performance of LANXESS stock in the first half of the year. Nevertheless, our share price did not experience the growth recorded by the DAX, MDAX or DJ STOXX 600 Chemicals[SM] indices. One reason for this lies in the strong performance of our shares in the prior two years, when LANXESS had performed significantly better than its peer group or these indices. The other reason was that, given the very good performance of LANXESS stock since its initial listing, investors who had holdings right from the start took advantage of the share price to realize their gains. Steady demand for our stock helped the market absorb these shares. In particular, traditional institutional investors with value-based strategies added LANXESS to their portfolios. The result was a broad shift in our institutional stockholder structure in the first half. Additional information on our ownership structure is provided on page 40. The price of LANXESS stock held steady during this time, and we closed the first six months at €41.38.

NEGATIVE ENVIRONMENT IN SECOND HALF OF THE YEAR

LANXESS shares started the second half of the year above €40, but by late July this level proved unsustainable, and our stock fell sharply in the ensuing weeks and months. External factors weighed increasingly heavily on our share price. Chief among these was the credit crisis, which defined sentiment on the international stock markets from the end of July onward.

Turmoil on the global finance markets The turmoil was triggered by the subprime crisis* in the United States. Meltdown on the real estate market and the resulting financial hardship to borrowers fueled fears of a slump in private consumption, considered the growth engine for U.S. industry, arousing concern that the country was heading toward an economic crisis that had the potential to slow global economic growth.

Stock Performance



in %
300
250
200
150
100
50
January 31, 2005
December 30, 2005
December 29, 2006
December 28, 2007
● LANXESS
O DJ STOXX 600 Chemicals℠
MDAX
● DAX

Performance Data 2007

		Q1 2007	Q2 2007	Q3 2007	Q4 2007	Year 2007
Capital stock/no. of shares[1]	€/no. of shares	84,620,670	84,620,670	83,202,670[2]	83,202,670	83,202,670
Market capitalization[1]	€ billion	3.27	3.50	2.76	2.81	2.81
High/low for the period	€	43.55/34.88	43.75/37.39	42.42/32.91	36.29/26.72	43.75/26.72
Closing price[1]	€	38.65	41.38	33.28	33.60	33.60
Volatility[4]	%	–	–	–	–	31.45
Trading volume	million shares	51.516	49.895	59.007	51.600	212.018
Average daily trading volume	shares	804,931	817,951	907,806	832,264	841,343
Price/earnings ratio[1,3]		–	–	–	–	25.45
Price/cash flow ratio[1,3,5]		–	–	–	–	6.02

1) end of quarter:
Q1: March 31, 2007, Q2: June 30, 2007, Q3: September 30, 2007,
Q4 and full year: December 31, 2007
2) capital stock since September 12, 2007
3) Data, especially cash flow, are influenced by exceptionals, which restricts the significance accordingly.
4) source: Thomson Financial
5) reference value: operating cash flow

* In the past, banks and investment firms have classified a large number of mortgage loans into pools for use as collateral for new investment vehicles known as mortgage-backed securities, which were acquired by institutional investors worldwide. The cooling real estate market in the United States, coupled with rising interest rates, left many mortgage holders, particularly those with low credit ratings (the subprime borrowers), unable to make their payments. This put a squeeze on finances at banks and investment firms, which pulled money from other investments, especially stocks, to offset the cash crunch.

The credit crisis worsened throughout the second half of 2007 and spread to the global financial sector. Worries about an economic slowdown in the United States and thus a possible worldwide downturn continued to grow, setting the stage for a major market correction and leaving investors extremely nervous. Market participants reacted by exercising greater caution with their investment decisions. There was a massive shift to large-cap, more defensive companies that offer stable cash flows, high dividend yields and more frequently launch share buyback programs. Especially in the case of cyclical businesses, this resulted in heavy stock price losses on the German stock market.

LANXESS share price caught up in turmoil LANXESS shares suffered noticeably from the shift in investor behavior. The share price fell well below the €40 mark as of August and slid below €30 in late November. LANXESS stock closed the year at €33.60, down 20.9 percent from the end of the previous year. Thus, the performance of LANXESS stock in the second half of the year was entirely at odds with the company's still positive business performance. In July, for example, Moody's and Standard & Poor's, the world's leading rating agencies, each raised their investment-grade ratings for LANXESS by one notch to "Baa2" and "BBB," respectively, both with stable outlook (see page 42 for more details). Following publication of its solid results for the second quarter of 2007, LANXESS announced at its Capital Markets and Media Day that it was confident of reaching the earnings levels targeted for 2009 ahead of schedule. For 2008 the company intends to achieve an EBITDA margin on a par with the average for its competitors and have no businesses in its portfolio with an EBITDA margin below five percent. Thus, LANXESS plans to close the profitability gap to its peers much sooner than previously anticipated. The Board of Management also used the investor conference as an opportunity to explain its decision to increasingly position LANXESS as a specialty chemicals enterprise and redefine its business segments accordingly (see page 11 for more details). At the end of the year, LANXESS announced a significant strategic success, revealing plans to acquire the Petroflex chemicals group of Brazil and thereby strengthen its global rubber business.

Encouraged by the LANXESS Group's successful restructuring efforts and the clear improvement in earnings, the Supervisory Board and Board of Management decided to realign the existing dividend policy with the intention that stockholders should benefit from the good business results through a substantial increase in the dividend. Following payment of a dividend of €0.25 per share in 2006, the proposal for the distribution of profits in 2007 envisages a dividend of €1.00 per share.

LANXESS continued steadily and systematically with its realignment in fiscal 2007, but even our good corporate news was unable to influence the price of our shares in the second half. The positive signal sent to the market by our share buyback was also not received. With sentiment bearish and investors on edge, the company's strong and upbeat business performance, coupled with good fundamentals, went unrewarded. The fear of an economic downturn prevailed and grew still stronger.

Capital Market Information

Share class	No-par shares
Listing code	LXS
WKN (German securities identification number)	547040
ISIN	DE0005470405
Reuters/Bloomberg codes	LXSG.DE/LXS:GR
Market segment	Prime Standard
Trading venues	XETRA, Frankfurt, Munich, Stuttgart, Duesseldorf, Hamburg, Hanover, Berlin
Selective indices	MDAX, Dow Jones STOXX 600 Chemicals℠, MSCI Provisional Global Small Cap Index
Investment grade ratings	Standard & Poor's: BBB (stable) Moody's: Baa2 (stable) Fitch: BBB (stable)

CHANGES IN THE OWNERSHIP STRUCTURE

A look at LANXESS's ownership structure reveals that the majority of its shares are held by value-oriented institutional investors with a long-term investment strategy.

However, there was a change in the composition of this stockholder group in the first half of 2007. Some institutional investors with stakes dating back to our first listing, including hedge funds geared toward long-term holdings, decided our strong stock performance was an opportunity to realize gains. The market absorbed these shares thanks to steady demand for our stock. Traditional institutional investors oriented toward value stocks topped the list of parties adding LANXESS to their portfolios. The result was a sizable shift in our institutional ownership structure.

Some 85 percent of LANXESS's 83,202,670 shares are in the hands of institutional investors, both in and outside Germany. The remaining shares are held by private investors and LANXESS employees. LANXESS's free float is 100 percent.

Stockholder Profile as of December 31, 2007

in %


~1
~14
~85

● Institutional investors
○ Private investors
○ Employees

In geographical terms, 45 percent of our stockholders reside in the United States, while the United Kingdom and Germany are each home to some 25 percent of LANXESS investors. In Germany, apart from institutional stockholders, a particularly large number of private individuals have invested in LANXESS stock.

Geographical Breakdown as of December 31, 2007

in %


~5
~25
~45
~25

● United States
○ United Kingdom
Germany
Others

In 2007 additional legal thresholds at which voting rights are reportable (3 percent, 20 percent, and 30 percent) were introduced, complementing the existing thresholds and creating greater transparency with respect to the number of shares investors hold.* In December 2007, the U.S.-based traditional pension fund Dodge & Cox informed us that they had exceeded the threshold of 10 percent of the voting rights of LANXESS AG and held 10.25 percent of the voting rights. This marks a substantial increase in the number of shares owned by the long-term-focused fund given that Dodge & Cox had reported holding 5.1 percent of the voting rights in July 2007. The respected British investor Barclays informed us at year-end that it held 5.11 percent of the voting rights of LANXESS AG. In January 2008 Barclays increased its holding to 10.63 percent.

Reported Holdings of Institutional Investors (up to and including February 2008)

Barclays Global Investors UK Limited, London, U.K.	10.63%
Dodge & Cox, San Francisco, U.S.A.	10.25%
TPG-Axon Gruppe, New York, U.S.A.	5.12%
AXA S.A., Paris, France	4.11%
JP Morgan Asset Management Holding Inc., New York, U.S.A.	3.03%
AQR Capital Management, LLC, Greenwich, U.S.A.	3.01%

ANNUAL STOCKHOLDERS' MEETING WELL ATTENDED

At LANXESS's third Annual Stockholders' Meeting on May 31, 2007, 57.05 percent of the voting capital was present (2006: 40.41 percent), corresponding to 48,267,261 shares. All the agenda items were passed by majorities of over 99 percent. The next Annual Stockholders' Meeting takes place on May 29, 2008, in Hall 7 of the Cologne Exhibition Center. Information can be obtained online at www.stockholdersmeeting.lanxess.com.

SHARE BUYBACK SENDS A POSITIVE SIGNAL

The Board of Management of LANXESS AG decided to buy back around €50 million in shares pursuant to the repurchase authorization granted by a large majority at the Annual Stockholders' Meeting on May 31, 2007. The repurchase program was launched and completed in the third quarter.

The share buyback signaled to the capital markets that the Board of Management has every confidence in the LANXESS Group, despite the impact of the credit crisis on the company's stock performance.

The share repurchase program was launched on August 20 and ended on August 30. Altogether LANXESS purchased 1,418,000 shares, or 1.68 percent of its capital stock, at an average price of €35.18 per share. The shares were purchased on the stock market through an investment firm engaged by LANXESS. The total consideration paid for the repurchased shares, including transaction costs, was €49.6 million.

LANXESS retired the repurchased shares and reduced its capital stock by the corresponding amount. As a result, the company's capital stock now stands at €83,202,670, with the same number of voting rights.

DIVIDEND TO BE SUBSTANTIALLY INCREASED

The Board of Management and Supervisory Board of LANXESS AG have resolved to significantly raise the dividend as a visible way for stockholders to participate in the company's success. Accordingly, they will propose to the Annual Stockholders' Meeting on May 29, 2008, that a dividend of €1.00 per share be declared for fiscal 2007 which represents a substantial increase compared to the first-ever dividend of €0.25 declared for fiscal 2006. Relative to the price at which LANXESS shares ended 2007 (€33.60 on December 28), this equates to a dividend yield of 2.98 percent.

* The existing thresholds prior to 2007 were 5 percent, 15 percent, 25 percent, 50 percent and 75 percent.

INVESTMENT-GRADE RATINGS RAISED ONE NOTCH

LANXESS improved its investment-grade ratings in fiscal 2007. The world's major rating agencies, Moody's Investors Service, Standard & Poor's and Fitch, have all had LANXESS at a "BBB" or "Baa2" investment-grade rating with stable outlook since the summer of 2007. The two agencies that raised their ratings cited LANXESS's optimized fundamentals as a key reason for their decisions.

Moody's upgraded its rating for LANXESS in June 2007, taking it up one notch from "Baa3," in place since May 2005, to "Baa2" with stable outlook. Moody's attributed its decision to the strides LANXESS had made in its operating performance through restructuring and active portfolio management, along with the substantial improvement in its financial position. Standard & Poor's raised its LANXESS rating in late July, from "BBB–" to "BBB," with stable outlook. It ascribed its one-notch upgrade from the rating in place since October 2004 to the enhancement of LANXESS's business profile and the strength of its financial data. Fitch initiated its coverage of LANXESS in May 2006, giving it a "BBB" rating with stable outlook.

In the broader view, the higher investment-grade ratings strengthen LANXESS's position on the capital markets and will ensure its continued ability to obtain financing on attractive terms. One of LANXESS's strategic goals is to achieve a position in the investment-grade range.

EURO BENCHMARK BOND ALSO AFFECTED BY MARKET TURMOIL

The Euro Benchmark Bond from LANXESS was launched on the European capital market in 2005. It has a volume of €500 million and a term of seven years, maturing on June 20, 2012. The annual interest coupon is 4.125 percent. The LANXESS bond is traded on the Luxembourg Stock Exchange under securities identification number AOE6C9. The bond's performance in fiscal 2007 was affected by the credit crisis and its consequences. Further information can be found on page 73.

ACTIVITIES

Irrespective of the very nervous market environment and stock price volatility, LANXESS intensified its extensive range of investor relations (IR) activities in 2007. As before, our investor relations work focuses on promoting and maintaining a long-term dialog with institutional investors, private investors and analysts. The stated goal of all IR projects is to provide comprehensive information about past, present and future corporate developments at LANXESS in a transparent and targeted manner.

In-depth dialog at the LANXESS Capital Markets Day and Media Day LANXESS held its first annual Capital Markets Day and Media Day in fiscal 2006, establishing these as a central platform that market participants can use to gain information on, and communicate with, the company. We held the second of each event in London's financial district in September 2007. At these meetings, we specified our earnings targets for the year and presented the company's new alignment. The Board of Management also announced to the approximately 100 analysts, investors and bank representatives and around 100 media representatives attending the events that LANXESS was poised to reach the ambitious earnings levels targeted for 2009 one year ahead of schedule (see page 15). The detailed presentations by Board of Management members were rounded off by discussion workshops with the heads of some of our business units. A well-received feature of our first conferences in 2006, these discussions give participants insight into the individual business units of LANXESS.

Our third Capital Markets Day and Media Day are planned for September 2008.

Additional information about the positioning and goals of LANXESS can be found in the presentations from our events, which are available in the Investor Relations and Media sections of our website at www.lanxess.com.

External conferences an important forum LANXESS used a number of well-known capital market conferences hosted by banks in Germany and elsewhere – especially in the financial centers of Frankfurt, London and New York – as additional forums for presenting the company to the public. The company intends to participate in such conferences again this year as another way to keep market players abreast of the performance and goals of the LANXESS Group.

Comprehensive roadshows around the world Direct, personal contact is a vital part of our efforts to speak to our investors in-depth about LANXESS. In 2007, the Board of Management and the Investor Relations team again took part in numerous roadshows. In addition to the world's major capital market hubs, European financial centers in France, Ireland, Italy, Scandinavia and Switzerland, for example, were important roadshow stops. Investors showed a keen interest in dialog with the LANXESS Board of Management and Investor Relations team despite the turmoil on the global capital markets.

In the current year, international roadshows will continue to serve as a major forum for LANXESS to engage interested institutional investors in an exchange of ideas.

Analyst recommendations predominantly positive LANXESS maintains a close dialog not only with investors but also with analysts at banks and investment firms across the globe. Numerous analysts at leading institutions issued reports on LANXESS in 2007, the majority of them giving a positive appraisal. In preparing their assessments, analysts looked chiefly at the company's existing fundamentals. In all, 67 percent of analysts issued a "buy" recommendation on LANXESS shares as of December 31, 2007, compared with just 50 percent in fiscal 2006. 25 percent (2006: 39 percent) said to "hold" our shares, while only eight percent (2006: eleven percent) gave a "sell" recommendation. Excerpts from analyst recommendations, which have been compiled by an independent service provider, are available in the Investor Relations section of our website.

Recommendations as of December 31, 2007

in %


8
25
67
buy
hold
sell

The ongoing dialog with analysts throughout the world will again play an important role this year and form an integral part of our investor relations activities.

Broad offering of communication platforms LANXESS used a variety of additional investor relations tools to address capital market players in 2007. Telephone conference calls served as an information platform on the days the company released results or made announcements about major developments, such as the divestment of the Lustran Polymers business unit or the acquisition of Petroflex. The Investor Relations section of our website offered live and recorded webcasts of these conference calls. The recorded versions are available to interested investors for up to twelve months following the respective event. The LANXESS IR site also serves as a daily source of information on all other matters of relevance to the financial markets, including Board of Management presentations from various events, the company's financial reports, the LANXESS Fact Book and corporate governance news at LANXESS. All notices submitted to LANXESS with respect to voting rights thresholds are available for review, as is the current ownership structure, which is updated yearly. All our published and electronically transmitted news releases are listed under Investor News. The LANXESS Intranet is another medium where employees can keep abreast of the latest developments relevant to the capital market.

LANXESS is committed to its investor relations activities as a way to continue supplying the various capital market players, including analysts, private and institutional investors, LANXESS employees and the financial press, with useful, up-to-date information and maintaining a constant and meaningful dialog with these target groups.

The capital market was once again very receptive to the work of LANXESS's Investor Relations team in 2007. LANXESS earned not one, but two, top rankings among chemical companies in the annual survey conducted by the U.K.'s Institutional Investor Research Group (IIRG): Matthias Zachert was voted best CFO, while the company as a whole won best IR honors. The study garnered responses on companies active in a wide range of industries from more than 1,300 analysts at investment and brokerage firms. Another distinction was received in the 2007 investor relations rankings sponsored by German business magazine Capital, which is also an annual competition. LANXESS earned 426.7 points for its very good IR activities, placing it in the top 5 among DAX and MDAX companies overall. Results were based on responses from some 450 analysts representing 250 European banks, mutual fund companies and investment firms.

REPORT OF THE SUPERVISORY BOARD



Dear Stockholders:
2007 was another successful year for LANXESS. By pursuing its systematic restructuring efforts, expanding its market position and further improving its cost structure, the company achieved a gratifying result. Having taken further steps toward realigning the enterprise by transferring the Lustran Polymers business unit to a new company and by acquiring Petroflex S.A., Brazil, LANXESS is on a good course.

In compliance with the law and the articles of association, the Supervisory Board advised the Board of Management regularly on the management of the company and monitored its conduct of the business. The Supervisory Board was directly involved in all decisions of fundamental importance for the company. The Board of Management informed us regularly in both written and oral reports about business performance, the situation of the Group, including the risk situation, and about risk management. On the basis of these reports, we discussed significant business transactions in detail both in the Presidial Committee and at the meetings of the full Supervisory Board. When required by law, the articles of association or other provisions, we voted on the reports and proposals of the Board of Management following thorough examination and discussion. As Chairman of the Supervisory Board, I was in regular contact with the Chairman of the Board of Management and regularly sought information on the state of the business and material transactions, also outside of the Supervisory Board meetings. Against the background of the Board of Management's corporate strategy, which was formulated in consultation with the Supervisory Board, the focus of our work in fiscal 2007 lay on monitoring the restructuring projects and portfolio changes and the acquisition of Petroflex S.A., Brazil. Discussions were held with the Board of Management in the fall concerning the further development of this strategy.

Meetings of the Supervisory Board and its Committees
A total of six Supervisory Board meetings were held in fiscal 2007, as well as meetings of the Presidial Committee, the Human Resources Committee and the Audit Committee. The Committee formed pursuant to Article 27 (3) of the Codetermination Act did not have to convene during the year. The committees prepare the topics to be discussed at the meetings of the full Supervisory Board. I chair all of the committees except the Audit Committee. At the Supervisory Board meeting on December 13, 2007, we also set up a Nominations Committee in line with the recommendation contained in the German Corporate Governance Code. The current membership of the committees is shown on page 49.

The deliberations at Supervisory Board meetings in 2007 related to the decision on options for the Lustran Polymers business unit and the acquisition of Petroflex S.A., Brazil, as well as the proposal to the Annual Stockholders' Meeting for resolutions to create authorized and contingent capital and to authorize the issuance of convertible bonds, corporate planning for 2008 and investment projects. The Supervisory Board also discussed the financial policy of the LANXESS Group in depth. Furthermore, we elected a new Vice Chairman and made changes to the composition of our committees.

All members of the Supervisory Board performed their duties diligently and responsibly. Meetings were generally well attended, with no member attending fewer than half of the meetings. The stockholder representatives and the employee representatives regularly held separate meetings at which they prepared the meetings of the full Supervisory Board and compiled the relevant information for making strategic decisions.

The Presidial Committee convened four times during 2007 to prepare the plenary meetings. Subjects discussed at length included in particular the composition of the Supervisory Board's committees and approval of the options being pursued by the Board of Management regarding the Lustran Polymers business unit.

The Audit Committee met four times during the year. It dealt in particular with the annual financial statements and management report of LANXESS AG, the consolidated financial statements and Group management report for fiscal 2006, the interim reports issued during 2007 and risk management. Other major topics were the changes to the German Corporate Governance Code and defining the focal points for the audit of the 2007 consolidated financial statements. The auditor attended all of the Audit Committee's meetings and reported on its reviews of the interim reports.

The Human Resources Committee met four times during the year, mainly addressing matters relating to the compensation and performance targets of the Board of Management, along with the new Long-Term Incentive Program for the period 2008 to 2010. The meetings of the Human Resources Committee held early in the year made decisions concerning the composition of the LANXESS AG Board of Management.

The chairmen of the committees each reported in detail on the meetings and the work of the committees at the meetings of the full Supervisory Board.

Financial Statements of LANXESS AG and Consolidated Financial Statements of the LANXESS Group

The financial statements and management report of LANXESS AG for the fiscal year from January 1, 2007 to December 31, 2007, which were prepared by the Board of Management in accordance with the rules of the German Commercial Code, were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. The Supervisory Board had appointed the auditor in accordance with the resolution of the Annual Stockholders' Meeting of May 31, 2007. The auditor issued an unqualified opinion.

The consolidated financial statements and management report of the LANXESS Group were prepared in accordance with IFRS. They were audited and certified without qualification. The Supervisory Board had appointed the auditor in accordance with the resolution of the Annual Stockholders' Meeting of May 31, 2007.

The Supervisory Board satisfied itself of the independence of the auditor and the persons acting on the auditor's behalf. The audit reports and the documents relating to the financial statements were made available to the members of the Supervisory Board before its meeting. The Board of Management explained the audit reports and the documents relating to the financial statements at the meeting of the Audit Committee on March 6, 2008 and at the Supervisory Board meeting on March 7, 2008. The audit reports and the documents relating to the financial statements were discussed in detail at both of these meetings. The auditor who signed the audit reports explained the material results of the audit at both of these meetings and was available to provide additional information and answer further questions.

The Supervisory Board examined and discussed the financial statements and management report of LANXESS AG, as well as the consolidated financial statements of the LANXESS Group and the Group management report, in detail and raised no objections. As recommended by the Audit Committee in its meeting on March 6, 2008, the full Supervisory Board approved the audit results. The Supervisory Board's own view of the health of LANXESS AG and the LANXESS Group concurs with the audit's outcome. The Supervisory Board has approved the financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group, which were prepared by the Board of Management. The financial statements of LANXESS AG, thus, have been adopted. The Audit Committee and the full Supervisory Board endorsed the Board of Management's proposal for use of the distributable profit after extensive deliberations that carefully weighed the best interests of the company and the stockholders.

The auditor's report was submitted to, and evaluated by, the Audit Committee and the full Supervisory Board. No concerns were raised. We discussed the results of the audit at length and found no grounds for a different assessment.

Composition of the Board of Management and Supervisory Board

The company's Supervisory Board is composed in accordance with the provisions of the German Codetermination Act of 1976. The composition of the Supervisory Board did not change in fiscal 2007. The employee representatives are Gisela Seidel, Wolfgang Blossey, Werner Czaplik, Ralf Deitz, Dr. Rudolf Fauss, Ulrich Freese, Rainer Hippler, and Hans-Jürgen Schicker; the stockholder representatives are Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Dr. Ulrich Middelmann, Dr. Sieghardt Rometsch, and Dr. Rolf Stomberg. I continue to serve as the Chairman of the Supervisory Board.

After stepping down as Vice Chairman of the Supervisory Board effective February 28, 2007, Ralf Deitz is also no longer a member of the Presidial Committee, Human Resources Committee and Mediation Committee. Werner Czaplik tendered his resignation from the Audit Committee with effect from March 13, 2007, while Wolfgang Blossey resigned as a member of the Mediation Committee formed pursuant to Article 27 of the Codetermination Act, likewise with effect from March 13, 2007. Ulrich Freese was elected to serve as the Vice Chairman of the Supervisory Board at the meeting held on March 14, 2007. At this same meeting, Werner Czaplik was elected to the Presidial Committee, Ralf Deitz to the Audit Committee and Hans-Jürgen Schicker to the Mediation Committee formed pursuant to Article 27 of the Codetermination Act.

Dr. Axel Claus Heitmann has served as the Chairman, and Matthias Zachert has been a member, of the Board of Management since September 2, 2004. Already at the end of 2006, the Supervisory Board had resolved to reappoint Dr. Heitmann and Mr. Zachert to serve on the Board of Management for a term of five years effective July 1, 2007 following mutual termination of their previous appointments as of June 30, 2007.

Dr. Martin Wienkenhöver's and Dr. Ulrich Koemm's memberships on the Board of Management were terminated by mutual consent effective March 31, 2007, and May 31, 2007, respectively.

Effective January 1, 2007, Dr. Rainier van Roessel was appointed as an additional member of the Board of Management for a term of three years. Effective May 14, 2007, Dr. Werner Breuers was appointed to serve as an additional member of the Board of Management until May 31, 2010.

Leverkusen, March 7, 2008

The Supervisory Board



Dr. Rolf Stomberg
Chairman

CORPORATE GOVERNANCE

Declaration pursuant to Article 161 of the German Stock Corporation Act regarding the German Corporate Governance Code

After careful consideration, the Board of Management and the Supervisory Board hereby issue the following declaration:

"LANXESS AG fundamentally complies with the recommendations of the Government Commission on the German Corporate Governance Code (the "Code") as amended on June 14, 2007, which was published by the Federal Ministry of Justice in the official portion of the electronic version of the Federal Gazette. It also fundamentally complied with the Code's recommendations during the period from January 1, 2007, to July 20, 2007 (Code version of June 12, 2006) and thereafter to December 31, 2007 (Code version of June 14, 2007, published on July 20, 2007).

The only recommendations that LANXESS has not met and is not meeting are as follows:

1. **Section 3.8 Paragraph 2**
   If the company takes out a D&O (directors' and officers' liability insurance) policy for the Board of Management and Supervisory Board, a suitable deductible shall be agreed.

   We have a D&O insurance policy for the members of our Board of Management and Supervisory Board, but it does not provide for a deductible. LANXESS believes that a deductible is not a suitable way of influencing the Board of Management and Supervisory Board members' awareness of their responsibilities.

2. **Section 7.1.2 Paragraph 3**
   The consolidated financial statements shall be publicly accessible within 90 days of the end of the fiscal year; interim reports shall be publicly accessible within 45 days of the end of the reporting period.

   In fiscal 2007, these time limits were adhered to except that publication of the interim report for the second quarter took place one day later than recommended by the Code. In fiscal 2008, it is intended to issue reports within the time limits recommended by the Code."

In addition to its recommendations, the Code also contains a number of suggestions for efficient, responsible corporate governance, compliance with which is not required to be disclosed under the statutory provisions. LANXESS currently complies with these suggestions, as well, with only a few exceptions.

In accordance with Section 3.10 Sentence 3 of the German Corporate Governance Code, the Board of Management and the Supervisory Board therefore voluntarily issue the following declaration:

"LANXESS AG fundamentally complies with the suggestions of the Government Commission on the German Corporate Governance Code (the "Code") as amended on June 14, 2007, which was published by the Federal Ministry of Justice in the official portion of the electronic version of the Federal Gazette. It also fundamentally complied with the Code's suggestions during the period from January 1, 2007, to July 20, 2007 (Code version of June 12, 2006) and thereafter to December 31, 2007 (Code version of June 14, 2007, published on July 20, 2007).

The only suggestions that LANXESS has not met and is not meeting are as follows:

1. **Section 2.3.3 Sentence 3 2nd Half-Sentence**
   The Board of Management shall arrange for the appointment of a representative to exercise stockholders' voting rights in accordance with instructions; this representative should also be reachable during the Stockholders' Meeting.

   The representatives appointed by LANXESS AG to exercise stockholders' voting rights in accordance with instructions can be reached at the Stockholders' Meeting until the voting is held. Stockholders not attending the meeting can reach the representatives up to the previous evening.

2. **Section 2.3.4**
   The company should make it possible for stockholders to follow the Stockholders' Meeting using modern communication media (e.g. Internet).

   The Stockholders' Meeting is broadcast on the Internet through and including the report of the Board of Management. Continued broadcasting of the proceedings thereafter could be seen as a significant violation of the stockholders' rights to privacy. Therefore, there are no plans to broadcast the speeches made by individual stockholders, or any other part of the meeting following the Board of Management's report.

3. Section 5.4.6

The election or reelection of members of the Supervisory Board on different dates and for different terms of office enables changing requirements to be taken into account.

At LANXESS AG's Annual Stockholders' Meeting on June 16, 2005, the stockholder representatives on the Supervisory Board were elected to hold office until the end of the Stockholders' Meeting that votes on the ratification of the actions of the Supervisory Board members for the 2009 fiscal year. The employee representatives had been previously appointed by the court for the same term of office. Because of the circumstances in which LANXESS AG was formed, it was not possible to establish different terms of office for different Supervisory Board members. We believe that the uniform term of office is an effective way of ensuring the continuity of the Supervisory Board's work."

Leverkusen, March 7/February 29, 2008

For the Supervisory Board	For the Board of Management
Dr. Rolf Stomberg	**Dr. Axel C. Heitmann**
	Matthias Zachert

CORPORATE GOVERNANCE STRUCTURE

The Board of Management and Supervisory Board of LANXESS AG work closely together in a relationship of mutual trust for the benefit of the company. The Board of Management reports to the Supervisory Board on a regular, timely and comprehensive basis about all relevant issues relating to corporate planning, the progress of business, and the situation of the Group, including potential risks. The responsibility for conducting the company's business rests with the Board of Management. The Supervisory Board's role is to advise the Board of Management in its management of the company and to monitor its conduct of the business. Therefore, transactions and other measures of major or long-term importance must be discussed in advance with the Supervisory Board and receive the Supervisory Board's endorsement. In addition, the rules of procedure of the Supervisory Board contain a list of the types of measures that require the Supervisory Board's approval. Measures requiring approval include, but are not limited to: adoption of the corporate planning; the acquisition, sale, or encumbrance of real property, shareholdings or other assets valued at or above €50 million; borrowings of €100 million or more; and certain other types of financial transactions. There were no consulting or other service or work contracts between Supervisory Board members and the company during the reporting period, nor were we notified of any conflicts of interest for members of the Board of Management or Supervisory Board that would have required immediate disclosure to the Supervisory Board.

COMPOSITION OF THE SUPERVISORY BOARD

Gisela Seidel, Wolfgang Blossey, Werner Czaplik, Ralf Deitz, Dr. Rudolf Fauss, Ulrich Freese, Rainer Hippler, and Hans-Jürgen Schicker have served as the employee representatives on the Supervisory Board since their appointment by the Cologne Local Court on March 14, 2005. The stockholder representatives, as confirmed at the Annual Stockholders' Meeting on June 16, 2005, are Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Dr. Ulrich Middelmann, Dr. Sieghardt Rometsch, and Dr. Rolf Stomberg. The Chairman of the Supervisory Board is Dr. Rolf Stomberg. The Vice Chairman is Ulrich Freese (effective March 14, 2007).

COMMITTEES OF THE SUPERVISORY BOARD

At its meeting on April 4, 2005, the Supervisory Board formed a Presidial Committee, a Human Resources Committee, an Audit Committee, and the Committee pursuant to Article 27 (3) of the Codetermination Act from among its members. Pursuant to the recommendations contained in the German Corporate Governance Code, the Supervisory Board formed a Nominations Committee at its meeting on December 13, 2007. Chairman of this committee is Dr. Rolf Stomberg, and Dr. Friedrich Janssen and Dr. Ulrich Middelmann have since been chosen as its members by the Supervisory Board. Additional committees can be formed as needed. Decision-making powers may be conferred on the committees to the extent permitted by law. The membership of the Supervisory Board committees changed due to the resignation of Ralf Deitz, and subsequent election of Ulrich Freese, as the Vice Chairman of the Supervisory Board, the resignation of Wolfgang Blossey from the Mediation Committee formed pursuant to Article 27 of the Codetermination Act and the resignation of Werner Czaplik from the Audit Committee.

Presidial Committee: The Presidial Committee discusses key issues and prepares the meetings and resolutions of the Supervisory Board. It also makes decisions on other matters for which it is responsible under the rules of procedure for the Supervisory Board, especially matters that cannot be deferred.

Members: Dr. Rolf Stomberg (Chairman), Ralf Deitz (until February 28, 2007), Werner Czaplik (effective March 14, 2007), Ulrich Freese, Rainer Hippler, Dr. Jürgen F. Kammer, Rainer Laufs

Human Resources Committee: The Human Resources Committee regularly discusses the company's management succession planning. It also prepares the personnel decisions of the Supervisory Board and the Supervisory Board's discussions concerning the structure of the compensation system for the Board of Management and the Supervisory Board's regular review of this system.

Members: Dr. Rolf Stomberg (Chairman), Wolfgang Blossey, Ralf Deitz (until February 28, 2007), Ulrich Freese (effective March 14, 2007), Dr. Jürgen F. Kammer, Rainer Laufs, Gisela Seidel

Audit Committee: The Audit Committee supports the Supervisory Board in overseeing the conduct of the business and deals with matters relating to accounting and risk management. It prepares the Supervisory Board's resolutions concerning the annual financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group.

Members: Dr. Friedrich Janssen (Chairman), Werner Czaplik (until March 13, 2007), Ralf Deitz (effective March 14, 2007), Dr. Rudolf Fauss, Rainer Hippler, Rainer Laufs, Dr. Sieghardt Rometsch

Committee Pursuant to Article 27 (3) of the Codetermination Act: This committee performs the tasks described in Article 31 (3) of the Codetermination Act.

Members: Dr. Rolf Stomberg (Chairman), Wolfgang Blossey, Ralf Deitz (until February 28, 2007), Hans-Jürgen Schicker (effective March 14, 2007), Dr. Jürgen F. Kammer

Nominations Committee Pursuant to Article 5.3.3 of the German Corporate Governance Code: This committee proposes candidates for the Supervisory Board to nominate for election as members of the Supervisory Board by the Annual Stockholders' Meeting.

Members: Dr. Rolf Stomberg, Dr. Friedrich Janssen, Dr. Ulrich Middelmann

SYSTEM OF COMPENSATION FOR THE SUPERVISORY BOARD

The compensation of the Supervisory Board is governed by Article 12 of the company's articles of association. The members of the Supervisory Board of LANXESS AG receive a fixed compensation of €30,000 per year. The Chairman of the Supervisory Board receives three times, and the Vice Chairman one and a half times, this amount. Serving as the chair or a member of Supervisory Board committees is compensated separately in accordance with the German Corporate Governance Code. Supervisory Board members who belong to a committee receive one quarter of the fixed compensation amount in addition, and those who chair a committee receive a further quarter. However, no member may receive in total more than three times the fixed compensation amount. The compensation paid to Supervisory Board members in fiscal 2007 is stated in the table on page 50. Supervisory Board members are reimbursed for their expenses in addition and also receive an attendance allowance of €500 for each Supervisory Board meeting and each committee meeting they attend, with the exception of meetings of the Committee formed pursuant to Article 27 (3) of the Codetermination Act. With respect to their membership on the supervisory boards of LANXESS Group companies, the members of the Supervisory Board were remunerated only for their service on the Supervisory Board of LANXESS Deutschland GmbH.

As resolved by the 2006 Annual Stockholders' Meeting, a long-term incentive based on the company's performance during the standard term of an individual's membership on the Supervisory Board (five years) was introduced for the Supervisory Board effective January 1, 2006. Unlike the fixed compensation component, this variable compensation component is not paid every year, but only once at the end of the standard term of office. If a Supervisory Board member serves a shorter term, the amount is prorated.

Payment of the variable compensation depends on how LANXESS's stock performs relative to the Dow Jones STOXX 600 Chemicals[SM] index during a member's five-year term. The percentage changes in the stock price and the index over this period are calculated as follows: The average price of LANXESS stock and the average level of the index during the 90 trading days prior to the Annual Stockholders' Meeting at which the Supervisory Board members were elected are each compared to the respective average for the 90 trading days prior to the Annual Stockholders' Meeting at the conclusion of which the members' terms end. The variable compensation is only payable if the stock price has outperformed the index over the five-year period, and the amount of variable compensation is then based on the degree of outperformance. If LANXESS stock has outperformed the Dow Jones STOXX 600 Chemicals[SM] by up to 10 percentage points, the variable compensation amounts to €50,000, if it has outperformed the index by between 10 and 20 percentage points, €100,000 is paid, and if the degree of outperformance is greater than this, the variable compensation is €150,000.

In fiscal 2007, the amount of €1,413,000, equivalent to €88,312.50 per member, was set aside for the long-term incentive payment for the Supervisory Board.

None of the members of the Supervisory Board received benefits for services provided individually during the reporting period. No loans or advances were granted to members of the Supervisory Board during the reporting year.

Compensation of the Supervisory Board for the 2007 Fiscal Year[1)]

in €	**Fixed compensation** LANXESS AG	**Compensation for committee work** LANXESS AG	**Attendance allowance**	**Fixed compensation** LANXESS Deutschland GmbH	**Total**
Dr. Rolf Stomberg, Chairman	90,000	0	7,000	5,000	102,000
Ralf Deitz, Vice Chairman until February 28, 2007	32,424.65	8,445.21	4,500	5,000	50,369.86
Ulrich Freese, Vice Chairman effective March 14, 2007	42,041.10	13,520.55	6,500	5,000	67,061.65
Wolfgang Blossey	30,000	7,500	4,500	5,000	47,000
Werner Czaplik	30,000	7,500	5,000	5,000	47,500
Dr. Rudolf Fauss	30,000	7,500	5,000	5,000	47,500
Rainer Hippler	30,000	15,000	6,500	5,000	56,500
Dr. Friedrich Janssen	30,000	15,000	5,000	5,000	55,000
Dr. Jürgen F. Kammer	30,000	15,000	5,500	5,000	55,500
Robert J. Koehler	30,000	0	2,500	5,000	37,500
Rainer Laufs	30,000	22,500	9,000	5,000	66,500
Lutz Lingnau	30,000	0	3,000	5,000	38,000
Dr. Ulrich Middelmann	30,000	0	2,000	5,000	37,000
Dr. Sieghardt Rometsch	30,000	7,500	4,000	5,000	46,500
Hans-Jürgen Schicker	30,000	0	3,000	5,000	38,000
Gisela Seidel	30,000	7,500	5,000	5,000	47,500
Total	**554,465.75**	**126,965.76**	**78,000**	**80,000**	**839,431.51**

1) all figures excluding value-added tax

SYSTEM OF COMPENSATION FOR THE BOARD OF MANAGEMENT

The compensation received by the members of the Board of Management is closely dependent on LANXESS's performance. In addition to a fixed, market-oriented annual base salary that is broadly in line with that paid at comparable companies, their compensation contains two further components that vary according to short-term and long-term corporate performance, respectively: the Short-Term Incentive linked to the Group's attainment of defined EBITDA goals, and the Long-Term Incentive Program comprising the virtual Stock Performance Plan and the Economic Value Plan. First payments under the Long-Term Incentive Plan are made after three years under certain specified conditions. While awards under the Economic Value Plan require the creation of value on the basis of the medium-term business plan, the Stock Performance Plan is linked to the performance of LANXESS's stock in relation to the Dow Jones STOXX 600 Chemicals[SM] index. Participation in the Long-Term Incentive Plan, which is divided into three tranches over the years 2005 to 2007, requires a personal investment in LANXESS shares, which must be retained for five years altogether. The first payments from this Long-Term Incentive Plan can be made in 2008. The Board of Management members' total compensation as reported in this annual report also includes certain compensation in kind, consisting mainly of the tax value of fringe benefits such as the use of a company car. Effective 2008, the Long-Term Incentive Plan will be slightly modified and consist only of a virtual Stock Performance Plan.

Details of the compensation of the Board of Management are given in the Compensation Report, which forms part of the Management Report.

DIRECTORS' DEALINGS

Pursuant to Article 15a (4) of the German Securities Trading Act (WpHG), the trading of securities by certain parties, including members of a management board or supervisory board, must be reported if the total sum of the transactions undertaken in any given calendar year exceeds €5,000.

Individuals who are closely related to these parties (e.g. spouses, registered partners and first-degree relatives) are also subject to this reporting requirement.

Securities transactions subject to the reporting requirement can be viewed at any time in the Investor Relations section of our website at www.lanxess.com.

The following reportable securities transactions took place between January 1, 2007, and February 29, 2008:

Directors' Dealings – Reportable Securities Transactions Pursuant to Article 15a of the German Securities Trading Act (WpHG)

Date	Name	Position	Description of the securities	International Securities Identification Number (ISIN)	Type of transaction	Price in €	Quantity	Transaction volume in €
Fiscal 2007								
January 29	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	39.81	1,000	39,810.00
January 29	Matthias Zachert	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	39.50	500	19,750.00
January 31	Dr. Axel C. Heitmann	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	39.58	2,000	79,160.00
March 23	Matthias Zachert	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	38.27	500	19,135.00
April 2	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	38.10	250	9,525.00
April 3	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	38.50	250	9,625.00
June 28	Dr. Werner Breuers	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	39.88	1,380	55,034.40
July 9	Dr. Axel C. Heitmann	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	40.92	2,000	81,840.00
September 14	Dr. Axel C. Heitmann	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	35.50	1,000	35,500.00
September 17	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	34.29	1,000	34,290.00
September 18	Matthias Zachert	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	33.55	1,000	33,550.00
September 20	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	33.00	500	16,500.00
November 21	Dr. Axel C. Heitmann	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	27.63[1]	1,000	27,626.30
Fiscal 2008								
January 11	Matthias Zachert	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	28.00	1,000	28,000.00
January 16	Dr. Axel C. Heitmann	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	26.83	2,000	53,660.00
January 21	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	23.49	1,000	23,490.00
January 21	Matthias Zachert	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	23.72	1,000	23,720.00
January 24	Dr. Werner Breuers	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	23.25	2,500	58,125.00
January 24	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	22.96	1,000	22,960.00
January 25	Dr. Rainier van Roessel	Board of Management member	No-par ordinary shares	DE0005470405	Purchase	23.91	1,500	35,865.00

1) rounded

The number of LANXESS shares acquired in reportable securities transactions between 2004 and February 29, 2008, totaled:

Function	Name	Total number
Chairman of the Board of Management	Dr. Axel C. Heitmann	17,000
Board of Management member	Dr. Breuers	3,880
Board of Management member	Dr. van Roessel	6,500
Board of Management member	Mr. Zachert	6,264
Chairman of the Supervisory Board	Dr. Stomberg	800
Supervisory Board member	Mr. Lingnau	200

As of February 29, 2008, there was no reportable share ownership – as defined in Article 6.6 of the German Corporate Governance Code – by members of the Board of Management or the Supervisory Board.

OFFICES HELD BY BOARD OF MANAGEMENT MEMBERS

Offices Held by Board of Management Members

Board of Management member	External offices	Offices within the LANXESS Group
Dr. Heitmann	• Member of the Presidium of the German Chemical Industry Association (VCI) • Member of the Asia-Pacific Committee of German Business (APA) • Member of the Board of Trustees of Konvent für Deutschland e.V. • Member of the Board of Trustees of the North Rhine-Westphalia chapter of Stifterverband für die Deutsche Wissenschaft	• Chairman of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Board of Directors of LANXESS Chemical (Shanghai) Co. Ltd.
Dr. Breuers	• Member of the Supervisory Board of CURRENTA GmbH (formerly Bayer Industry Services Geschäftsführungs-GmbH) • Member of the Board of Trustees of the VCI's Chemical Industry Fund	• Member of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Supervisory Board of SALTIGO GmbH • Chairman of the Board of Directors of LANXESS K.K. • Chairman of the Board of Directors of LANXESS International S.A.
Dr. van Roessel	• Member of the Board of the VCI Regional Association in North Rhine-Westphalia • Member of the VCI Trade Policy Committee • Member of the 1 b Experience-Exchange Group of the German Association for Personnel Management (DGFP)	• Member of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Board of Directors of LANXESS S.A. de C.V. • Member of the Board of Administration of LANXESS N.V. • Member of the Supervisory Board of Rhein Chemie Rheinau GmbH • Chairman of the Board of Directors of LANXESS Hong Kong Ltd. • Chairman of the Board of Directors of Holding Hispania S.L. • Chairman of the Board of Directors of LANXESS Chemicals S.L. • Chairman of the Board of Directors of LANXESS Corp. • Chairman of the Board of Directors of LANXESS Pte. Ltd. • Chairman of the Governing Board of LANXESS Srl. • Member of the Board of Directors of LANXESS Chemical (Shanghai) Co. Ltd. • Chairman of the Board of Directors of LANXESS India Private Ltd.
Mr. Zachert	• Member of the Board of Directors of Deutsches Aktieninstitut • Member of the Board of Directors of INEOS ABS Ltd.	• Member of the Executive Board of LANXESS Deutschland GmbH • Member of the Board of Directors of LANXESS Corp. • Member of the Board of Administration of LANXESS N.V. • Chairman of the Supervisory Board of LANXESS SAS

Offices Held by Former Board of Management Members

Board of Management member	External offices	Offices within the LANXESS Group
Dr. Koemm	• Member of the Supervisory Board of Bayer Industry Services Geschäftsführungs-GmbH • Member of the Advisory Board of Richter Chemie-Technik GmbH • President of the Board of the Association of the Mineral Pigments Industry (VDMI) • Member of the Board of Cefic • Member of the Board of Trustees of the VCI's Chemical Industry Fund	• Member of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Supervisory Board of SALTIGO GmbH • Chairman of the Board of Directors of LANXESS K.K. • Chairman of the Board of Directors of LANXESS S.A. de C.V. • Member of the Board of Directors of LANXESS Industria de Produtos Quimicos e Plasticos Ltda • Chairman of the Board of Directors of LANXESS International S.A.
Dr. Wienkenhöver	• Chairman of the VCI Technology and Environment Committee • Chairman of the VCI's German Responsible Care Board • Member of the Board of the VCI Regional Association in North Rhine-Westphalia • Member of the VCI Trade Policy Committee • Member of the Business Advisory Board of Sparkasse Leverkusen • Member of the Advisory Board of NTS Energie und Transport GmbH	• Member of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Supervisory Board of Rhein Chemie Rheinau GmbH • Chairman of the Board of Directors of LANXESS Hong Kong Ltd. • Member of the Board of Directors of Chrome International South Africa (Pty) Ltd. • Member of the Board of Directors of Sybron Chemical Industries Nederland B.V. • Member of the Board of Directors of Sybron Chemicals Holdings B.V. • Chairman of the Board of Directors of LANXESS Holding Hispania S.L. • Chairman of the Board of Directors of LANXESS Chemicals S.L. • Chairman of the Board of Directors of LANXESS Corp. • Chairman of the Board of Directors of LANXESS Pte. Ltd. • Chairman of the Governing Board of LANXESS Srl. • Member of the Board of Directors of LANXESS Chemical (Shanghai) Co. Ltd. • Chairman of the Board of Directors of LANXESS India Private Ltd. • Chairman of the Board of Directors of LANXESS Yaxing Chemical (Weifang) Co. Ltd.

SUPERVISORY BOARD

Dr. Rolf Stomberg (Chairman)

Born in Emden on April 10, 1940

Chairman of the LANXESS AG Supervisory Board

Chairman of the Board of Directors of Management Consulting Group plc, London, U.K.

Further offices:
- Chairman of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Deutsche BP AG, Hamburg
- Member of the Supervisory Board of Biesterfeld AG, Hamburg
- Member of the Board of Directors of Reed Elsevier plc, London, U.K.
- Member of the Supervisory Board of Reed Elsevier NV, Amsterdam, Netherlands
- Member of the Board of Directors of Smith & Nephew plc, London, U.K.
- Member of the Supervisory Board of TNT Post Group NV, Amsterdam, Netherlands
- Chairman of the Supervisory Board of Francotyp-Postalia Holding AG, Birkenwerder
- Member of the Board of Directors of JSC Severstal, Russia

Before Stomberg joined Management Consulting Group plc, he had been with the oil company BP for almost 30 years. His final responsibilities there were as Chief Executive of the Shipping, Refining and Marketing Division and a member of the Board of Directors of The British Petroleum Co. plc, London.

Stomberg studied economics at the University of Hamburg, where he obtained his Ph.D.

Rolf Stomberg is married with four children.

Ralf Deitz

Born in Leverkusen on October 7, 1961

Vice Chairman of the LANXESS AG Supervisory Board (until February 28, 2007)

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of SALTIGO GmbH

Deitz is a member of the LANXESS Works Council in Leverkusen and spokesman for the occupational health, safety and environmental protection committee. Since the beginning of 2006 he has worked for Saltigo GmbH's Fine Chemicals HSEQ, where he is active in the fields of occupational safety and health protection. He obtained his professional experience as a chemical assistant in various positions with Bayer AG. Having joined Bayer in 1977, he worked mainly in AI research (technical laboratories) and in the organic chemicals department ZeTO1.

He had been employed by Bayer AG for a year before he began his training as a chemical production technician in the Rubber Division.

Ralf Deitz is married with three children.

Ulrich Freese

Born in Drevenack on April 12, 1951

Vice Chairman of the German Mine, Chemical and Power Workers' Union
Vice Chairman of the LANXESS AG Supervisory Board (effective March 14, 2007)

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Vice Chairman of the Supervisory Board of Vattenfall Europe Mining AG, Cottbus
- Vice Chairman of the Supervisory Board of Vattenfall Europe Generation AG, Cottbus
- Vice Chairman of the Supervisory Board of Vattenfall Europe Transmission GmbH, Berlin
- Member of the Supervisory Board of Vattenfall Europa AG, Berlin
- Vice Chairman of the Advisory Board of Evonik Wohnen GmbH, Essen
- Vice Chairman of the Advisory Board of Evonik Immobilien GmbH, Essen
- Vice Chairman of the Supervisory Board of DMT GmbH, Essen
- Vice Chairman of the Supervisory Board of GSB – Gesellschaft zur Sicherung von Bergmannswohnungen mbH, Essen
- Vice Chairman of the Supervisory Board of GSG Wohnungsbau Braunkohle GmbH, Cologne

Freese has been a member of the German Mine, Chemical and Power Workers' Union (IG BCE) for 40 years and its Vice Chairman since March 2004.

He has been a trade union secretary for almost 30 years, successively holding the positions of youth, labor law and works council secretary as well as deputy school, district and state district manager.

Freese completed an apprenticeship as a fitter at the Schlägel und Eisen mine and was a mine worker for several years.

Ulrich Freese is married with three children.

Wolfgang Blossey

Born in Stadum on December 20, 1951

District Secretary of the German Mine, Chemical and Power Workers' Union, Cologne

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of M-real Deutsche Holding GmbH, Bergisch Gladbach
- Member of the Supervisory Board of INEOS Manufacturing Deutschland GmbH, Cologne
- Member of the Supervisory Board of INEOS Köln GmbH

Blossey has been a full-time trade union official at local, district or national level since 1976. He joined the Mining, Chemical and Energy Industrial Union, becoming chairman of the youth representatives at Chemische Werke Hüls AG in 1966.

Before studying at the Social Academy in Dortmund, he completed an apprenticeship as a pipe fitter at Chemische Werke Hüls AG.

Wolfgang Blossey is married with one child.

Werner Czaplik

Born in Czarnowasy, Poland, on May 8, 1957

Chairman of the LANXESS Central Works Council, Vice Chairman of the LANXESS Group Works Council and Vice Chairman of the LANXESS Works Council in Leverkusen.

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Czaplik obtained professional experience as a microphotographer in the Bayer AG reprographic services department, where he completed his training.

Werner Czaplik is married with three children.

Dr. Rudolf Fauss

Born in Fuerth on February 17, 1952

Head of Central Functions in the Human Resources Group Function; Chairman of the LANXESS Group Managerial Employees' Committee and Chairman of the LANXESS Speakers' Committee

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Fauss obtained professional experience in production, staff functions and project work in the Central Research Division of Bayer AG. He was also involved in the Polysar integration during a four-year stay in Texas, United States.

Fauss graduated in chemistry from Vienna University of Technology, where he was also awarded a Ph.D.

Rudolf Fauss is married with two children.

Rainer Hippler

Born in Mannheim on July 12, 1957

Chairman of the LANXESS Group Works Council and of the Works Council of Rhein Chemie Rheinau GmbH

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Rhein Chemie Rheinau GmbH

Hippler is a member of the District Executive Committee and Advisory Board of the German Mine, Chemical and Power Workers' Union and also a member of the Executive Committee of the Employers' Public Liability Insurance Association for the Chemical Industry (BG Chemie) and alternating chairman of the Board of Trustees of the workers' hospitals in Ludwigshafen and Tuebingen.

He obtained many years' professional experience as a chemical production technician, chemical industrial supervisor and production assistant in the multipurpose pilot plant of Rhein Chemie Rheinau GmbH, which he joined in 1972.

Hippler completed an apprenticeship there as a chemical production technician before training as an industrial supervisor and occupational safety specialist.

Rainer Hippler is married with one child.

Dr. Friedrich Janssen

Born in Essen on June 24, 1948

Member of the Board of Management of E.ON Ruhrgas AG, Essen

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of HDI-Gerling Rechtsschutz Versicherung AG, Hanover
- Member of the supervisory boards of various subsidiaries of E.ON Ruhrgas AG, Essen
- Member of the Advisory Board of HDI-Gerling Sach Serviceholding AG, Hanover
- Member of the Supervisory Board of National-Bank AG, Essen

Janssen has been a member of the Board of Management of Ruhrgas AG (now: E.ON Ruhrgas AG) in Essen since 1995. He obtained his professional experience in various positions with E.ON Ruhrgas AG, which he joined in 1981. These positions included Manager of "General Accounting/Special Assignments," Division Manager of "External Accounting" and "Equity Interests" and Senior Division Manager of "External Accounting/Equity Interests."

Janssen studied business administration at Goettingen University, which he left with a Ph.D.

Friedrich Janssen is married with two children.

Dr. Jürgen F. Kammer

Born in Bad Nauheim on January 9, 1939

Former Chairman of the Managing Board of Süd-Chemie AG
Former Chairman of the Supervisory Board of Süd-Chemie AG

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Villeroy & Boch AG, Mettlach
- Member of the Supervisory Board of Augustinum Gemeinnützige GmbH, Munich
- Member of the Administrative Board of Wittelsbacher Ausgleichsfonds, Munich

Before becoming Chairman of the Supervisory Board of Süd-Chemie AG, Kammer served as Chairman of the Managing Board of this chemicals group, which he worked for from 1992 to 2006. Before he joined Süd-Chemie, he worked for BASF, where his positions included Head of the Finance Division and Chairman of the Management Board of BASF Lacke und Farben AG in Muenster.

Kammer studied economics and law in Munich, Kiel and Freiburg, earning his Ph.D. in law.

Jürgen Kammer is married with four children.

Robert J. Koehler

Born in Munich on January 12, 1949

Chairman of the Board of Management of SGL Carbon AG, Wiesbaden

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of Benteler AG, Paderborn
- Member of the Supervisory Board of Pfleiderer AG, Neumarkt
- Member of the Supervisory Board of Heidelberger Druckmaschinen AG, Heidelberg
- Member of the Supervisory Board of Demag Cranes AG, Wetter

Before joining SGL Carbon AG, Koehler had worked for the Hoechst Group from 1971 to 1991, where he was Marketing Manager for Organic Chemicals at Hoechst UK Ltd., Director of Hoechst Colombiana S.A. in Colombia, and, finally, Corporate Planning Manager at the headquarters in Frankfurt.

After completing a commercial apprenticeship, he studied business administration at Mainz University of Applied Sciences.

Robert Koehler is married.

Rainer Laufs

Born in Bremen on November 6, 1941

Self-employed consultant
Former Chairman of the Management Board of Deutsche Shell AG
Former Chairman of the Management Board of Shell Chemicals Europe
Former Chairman of the Management Board of Shell Europe Oil Products

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of WCM Beteiligungs- und Grundbesitz AG i.I., Frankfurt am Main
- Vice Chairman of the Supervisory Board of Petrotec AG, Duesseldorf
- Member of the Supervisory Board of MCE AG, Linz, Austria

Before he became self-employed, Laufs worked for two years as Executive Director of Forum für Zukunftsenergien e.V. in Berlin. He graduated in economics and obtained his professional experience primarily with the Shell Group, for which he worked in the U.K., Netherlands and elsewhere. He was with Shell for a total of 30 years, most recently as Chairman of the Management Board of Deutsche Shell AG.

He completed a bank apprenticeship before studying business administration in Cologne, Los Angeles and Boston.

Rainer Laufs is married with two children.

Lutz Lingnau

Born in Koenigsberg on March 9, 1943

Self-employed consultant

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Board of Directors of Micropharma Ltd., Montreal, Canada
- Member of the Board of Directors of Nektar Therapeutics, San Carlos, United States

Until the end of 2005, Lingnau was a member of the Board of Management of Schering AG, Berlin, and President and Chief Executive Officer of Schering Berlin, Inc. in the United States.

Having joined Schering as a management trainee in 1966, he held various positions at Schering AG and its subsidiaries in South America and the U.S. from 1968 to 1989. From 1983 to 1985, he was President of Berlex Laboratories Inc., United States.

Lutz Lingnau is married with three children.

Dr. Ulrich Middelmann

Born in Limburg on January 20, 1945

Vice Chairman of the Executive Board of ThyssenKrupp AG

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Commerzbank AG, Frankfurt am Main
- Member of the Advisory Board of Hoberg & Driesch GmbH, Duesseldorf
- Member of the Supervisory Board of E.ON Ruhrgas AG, Essen
- Further offices at subsidiaries of ThyssenKrupp AG, Duisburg and Essen

Middelmann has worked for the Krupp Group since 1977, holding positions of responsibility in several of its business areas. Before this, from 1972 to 1977, he was employed at the Betriebswirtschaftliches Institut der Eisenhüttenindustrie in Duesseldorf.

He studied mechanical engineering at the Darmstadt Technical University and business administration at Aachen Technical University. In 1976, Middelmann was awarded a Ph.D. in economics by the Ruhr University in Bochum. He was appointed a part-time professor at Tongji University in Shanghai in 2003. In 2006 he received an honorary doctorate from the Department of Mechanical Engineering at the Ruhr University in Bochum.

Ulrich Middelmann is married with three children.

Dr. Sieghardt Rometsch

Born in Leonberg on August 26, 1938

Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt AG, Duesseldorf

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of the Duesseldorf University Hospital, Duesseldorf
- Member of the Board of HSBC Private Banking Holdings (Suisse) SA, Geneva, Switzerland
- Chairman of the Advisory Board of Management Partner GmbH, Stuttgart

Before he became Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt AG, Rometsch was a general partner of this bank for 21 years and its spokesman for the last six years of this time.

Prior to this, Rometsch had obtained professional experience at Chase Manhattan Bank in New York and Frankfurt, most recently as General Manager for Germany, at Landesgirokasse in Stuttgart and in the cabinet of the President of the European Commission in Brussels.

Rometsch studied economics at the universities of Innsbruck, Kiel and Munich, obtaining his Ph.D. in Munich.

Sieghardt Rometsch is married.

Hans-Jürgen Schicker

Born in Rheinhausen on November 1, 1953

Chairman of the LANXESS Works Council in Krefeld-Uerdingen

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Schicker became a member of the Bayer AG Works Council in 1981 and is currently responsible for LANXESS in Krefeld-Uerdingen. He obtained his professional experience as a fitter at Bayer AG, becoming a full-time member of the Works Council in 1984.

He trained as a fitter with Bayer AG.

Hans-Jürgen Schicker is married with two children.

Gisela Seidel

Born in Duesseldorf on February 2, 1951

Chairwoman of the LANXESS Works Council in Dormagen

Further offices:
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Seidel was appointed by the court to the LANXESS AG Supervisory Board on March 14, 2005. From 1984 to 1999 she was a member of the Bayer AG Works Council in Dormagen. She was assigned to LANXESS at the time of the spin-off and elected Chairwoman at the first meeting of the LANXESS Works Council in Dormagen.

She obtained the entrance qualification for a university of applied sciences before training as a chemical laboratory assistant at Bayer AG in Dormagen.

Gisela Seidel is married with one child.

FINANCIAL INFORMATION

GROUP MANAGEMENT REPORT

THE LANXESS GROUP

Business and strategy The LANXESS Group is a globally operating chemicals enterprise with a portfolio ranging from basic, specialty and fine chemicals to polymers. Following the spin-off from the Bayer Group, low margins in some areas of the business made it essential to evolve lean, straightforward structures and systematically optimize plants and processes.

To raise profitability to the level typical of other companies in the industry, a strategic package with four phases was adopted in 2004. These phases are performance improvements, targeted restructuring, portfolio adjustments and acquisitions. In past fiscal years, we implemented measures in all four phases. Another key success factor was and is the consistent application of our "price before volume" strategy, which involves passing on rising raw material prices to customers and in certain cases foregoing business that is insufficiently profitable.

In our core businesses, all of the conditions are now in place for long-term success. These include flexible facilities structures, a diversified customer base, global operations with regional flexibility and an entrepreneurial management structure.

Our aim now is for all of our segments to continue building on the strong positions they already hold in their respective markets. This means that our segments will offer premium products, processes and services; the positions of our businesses will be even more stable, solid and reliable; and we will go on expanding in order to reinforce our leadership position in chemicals.

The significant progress made between 2004 and 2007 in realigning the Group now gives us the necessary headroom to more actively pursue our goal of selective organic growth in profitable markets. From 2007 to 2009, we will generate additional organic growth through capital expenditures in our business units totaling €1 billion.

The segments in brief As a result of LANXESS's structural realignment, we are increasingly positioning ourselves as a specialty chemicals group, a development also reflected in our new segmentation. Our segments were reorganized to enhance our focus on the market for chemical products. Polymers, intermediates and specialties are at the core of the process pyramid of industrial chemistry, an area where LANXESS is able to leverage its chemicals expertise, application know-how, flexible facilities management and proximity to the customer. As of October 1, 2007, LANXESS grouped its 13 business units into three segments: Performance Polymers, Advanced Intermediates and Performance Chemicals. Operations in the Engineering Plastics segment continued until September 30, 2007 and included the Lustran Polymers activities, which were deconsolidated on this date.



Previous Segment Structure
New Segment Structure
Performance Rubber
Performance Polymers
Butyl Rubber
Polybutadiene Rubber
Technical Rubber Products
Butyl Rubber
Polybutadiene Rubber
Technical Rubber Products
Semi-Crystalline Products
Engineering Plastics[1)]
Lustran Polymers X
Fibers X
Semi-Crystalline Products
Chemical Intermediates
Advanced Intermediates
Basic Chemicals
Saltigo
Inorganic Pigments
Basic Chemicals
Saltigo
Performance Chemicals
Performance Chemicals
Material Protection Products
Functional Chemicals
Leather
Rhein Chemie
Rubber Chemicals
Ion Exchange Resins
Textile Processing Chemicals X
Paper X
Material Protection Products
Inorganic Pigments
Functional Chemicals
Leather
Rhein Chemie
Rubber Chemicals
Ion Exchange Resins

1) operating segment until September 30, 2007
X business unit divested

All of our polymer-based businesses were combined in the **Performance Polymers** segment, which thus includes our synthetic rubber and plastics manufacturing activities. Here LANXESS offers a broad portfolio of innovative products, many of which are international leaders. The segment had previously comprised the Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products business units. The Semi-Crystalline Products business unit was integrated into the segment in the course of the realignment. The Performance Polymers segment's production facilities are located in Dormagen, Krefeld-Uerdingen, Leverkusen, Hamm-Uentrop and Marl, Germany; Antwerp and Zwijndrecht, Belgium; La Wantzenau and Port Jérôme, France; Sarnia, Ontario, Canada; Orange, Texas, United States; and Wuxi, China. Rubber products have applications in various areas, particularly the automotive and tire industry, construction materials, leisure equipment, machinery and chewing gum. The plastics that LANXESS produces are used in particular in the automotive industry, electronics and electrical engineering, and medical equipment.

The business activities that LANXESS combines in its **Advanced Intermediates** segment make it one of the world's leading suppliers of basic and fine chemicals. The business units in this segment are Basic Chemicals and Saltigo. The Inorganic Pigments business unit, which was formerly part of this segment, was reassigned to the Performance Chemicals segment to better reflect the specialty nature of this business. The Advanced Intermediates segment's production sites are situated in Brunsbuettel, Dormagen, Krefeld-Uerdingen and Leverkusen, Germany, and Baytown, Texas, United States. These products are used in such diverse sectors as construction, dyes, pharmaceuticals and agrochemicals.

The **Performance Chemicals** segment embraces the Group's application-oriented specialty chemicals operations. The business units in this segment are Material Protection Products, Inorganic Pigments, Functional Chemicals, Leather, Rhein Chemie, Rubber Chemicals and Ion Exchange Resins. During the course of the realignment, the Inorganic Pigments business unit was also assigned to this segment. The segment's production sites are in Bitterfeld, Brunsbuettel, Dormagen, Krefeld-Uerdingen, Leverkusen and Mannheim, Germany; Antwerp, Belgium; Branston, United Kingdom; Filago, Italy; Vilassar de Mar, Spain; Isithebe, Merebank, Newcastle and Rustenburg, South Africa; Birmingham, New Jersey, Burgettstown, Pennsylvania, Bushy Park, South Carolina and Chardon, Ohio in the United States; Lerma, Mexico; Porto Feliz, Brazil; Zárate, Argentina; Qingdao, Tongling, Shanghai, Wuxi and Weifang, China; Madurai and Thane, India; Toyohashi, Japan; and Sydney, Australia. The segment's varied products are used in areas such as disinfectants, colorants, wood preservatives, the food and beverage industry, water treatment and the leather industry.

Organization LANXESS AG functions largely as a management holding company. Each business unit has global responsibility for its own operations. They are complemented by group functions with international responsibility for providing services.

LANXESS Deutschland GmbH is a wholly owned subsidiary of LANXESS AG, and in turn controls the other subsidiaries and affiliates both in Germany and elsewhere.

The following are the principal companies wholly owned by LANXESS AG directly or indirectly:

- LANXESS Deutschland GmbH, Leverkusen, Germany: production and sales, all segments
- LANXESS Corporation, Pittsburgh, Pennsylvania, U.S.A.: production and sales, all segments
- LANXESS Elastomères S.A.S., Lillebonne, France: production and sales, Performance Polymers
- LANXESS Holding Hispania, S.L., Barcelona, Spain: holding company, all segments
- LANXESS Inc., Sarnia, Ontario, Canada: production and sales, Performance Polymers
- LANXESS International SA, Granges-Paccot, Switzerland: sales, all segments
- LANXESS N.V., Antwerp, Belgium: production and sales, Performance Polymers and Performance Chemicals
- LANXESS Rubber N.V., Zwijndrecht, Belgium: production and sales, Performance Polymers
- Rhein Chemie Rheinau GmbH, Mannheim, Germany: production and sales, Performance Chemicals
- SALTIGO GmbH, Leverkusen, Germany: production and sales, Advanced Intermediates

In addition to the structural realignment, we also carried out the following major changes in the segments during fiscal year 2007:

In the Leather business unit, we completed the first acquisition in our history as an independent enterprise, acquiring the 50% interest in Chrome International South Africa (Pty) Ltd. (CISA), Newcastle, South Africa, held by the Dow Chemical Group. We are now the sole owner of the world's most modern sodium dichromate and chromic acid plant. The transaction took legal and economic effect in February 2007.

Effective September 30, 2007, the former Lustran Polymers business unit was transferred to INEOS ABS, a new company managed by British chemicals group INEOS. LANXESS initially holds a 49% financial interest in INEOS ABS. The parties agreed that INEOS will acquire this interest from LANXESS two years thereafter, at which time LANXESS will withdraw completely from the ABS plastics business.

Also effective September 30, 2007, LANXESS sold its wholly owned subsidiary Borchers GmbH, along with Borchers' activities outside of Germany, to the U.S.-based OM Group (OMG). Borchers, which specializes in additives for coatings, emulsion paints and printing inks, was not considered part of the core business of LANXESS.

On December 13, 2007, we announced the purchase of Brazilian chemicals group Petroflex. Petroflex is one of the world's major producers of synthetic rubber. We will acquire nearly 70% of the company's shares at a provisional price equivalent to €198 million. The acquisition of Petroflex ideally complements our product portfolio in one of the world's most important growth regions. The transaction is expected to be completed in the second quarter of 2008 subject to the approval of the antitrust authorities.

LANXESS also made an internal change within the Group. In order to operate the Technical Services unit competitively as a part of LANXESS, we transferred these operations to a new legal entity and realigned them. Since July 1, 2007, the new company has been operating independently under the name ALISECA GmbH. ALISECA GmbH is a wholly owned subsidiary of LANXESS Deutschland GmbH.

Value Management and Control System

		2004	2005	2006	2007
EBITDA pre exceptionals	€ million	447	581	675	719
EBITDA margin pre exceptionals	%	6.6	8.1	9.7	10.9
Capital employed	€ million	2,914	2,578	2,640	2,660
ROCE	%	5.4	12.9	15.9	17.7
Days of sales in inventories (DSI)	Days	61.2	53.8	56.1	54.5
Days of sales outstanding (DSO)	Days	60.4	53.6	49.5	49.3
Net financial liabilities	€ million	1,135	680	511	460
Net debt ratio		2.5x	1.2x	0.8x	0.6x
Investment ratio	%	4.1	3.5	3.8	4.3

To achieve its strategic goals, the LANXESS Group needs concrete controlling parameters against which it can measure the success of its efforts. Such assessments are founded on a reliable, readily understandable financial and controlling information system. LANXESS is constantly working to improve the information provided by the Accounting and Controlling group functions, through consistent reporting of projected, expected and actual data.

The key controlling parameter for the LANXESS Group and the individual segments at present is EBITDA (earnings before interest, taxes, depreciation and amortization) pre exceptionals. It is calculated from EBIT by adding back operational depreciation and amortization, leaving out any exceptional items. Every operational decision or achievement is judged both short-term and long-term by its impact on EBITDA.

To control working capital, we use two key performance indicators: DSI (days of sales in inventories) and DSO (days of sales outstanding). These represent inventories and receivables, respectively, in relation to sales adjusted for portfolio effects. Another important performance indicator is business free cash flow, which indicates the business units' direct contributions to cash generation. It is calculated for the operating units by a simplified cash flow method.

The net debt ratio, which we use solely at Group level, is defined as net financial liabilities divided by EBITDA pre exceptionals. Net financial liabilities are the total of current and non-current financial liabilities, less cash and cash equivalents. The financial liabilities reflected in the balance sheet are adjusted here for derivative financial liabilities and liabilities for accrued interest.

Net Financial Liabilities

€ million	2004	2005	2006	2007
Non-current financial liabilities	140	688	632	601
Current financial liabilities	1,076	172	84	65
Less				
Derivative financial liabilities	(2)	(31)	(22)	(6)
Liabilities for accrued interest	(7)	(13)	(12)	(11)
Liquid assets	(72)	(136)	(171)	(189)
	1,135	**680**	**511**	**460**

Expenditures for property, plant and equipment are subject to rigorous capital discipline, and focus systematically on those product areas with the greatest potential for success.

In fiscal 2006, we implemented return on capital employed (ROCE) as a key controlling parameter at Group level. ROCE is a profitability ratio that indicates how effectively we utilize our capital. This makes it an important criterion in investment decisions, for example. ROCE is the ratio of EBIT pre exceptionals to capital employed. Capital employed can be derived from balance sheet data; it is defined as total assets less deferred tax assets and interest-free liabilities. Interest-free liabilities comprise provisions (except those for pensions), tax liabilities, trade payables, and material items included under "other liabilities." In addition, we use a simplified variant of ROCE, called "business ROCE," for planning and management of our business units.

With both these ROCE variants, value increases as soon as ROCE exceeds the weighted average cost of capital (WACC). This is a weighted average of the cost of raising equity and debt capital. From the cost of debt capital we first deduct the tax advantage resulting from the tax deductibility of interest incurred on borrowed capital. The individual financing components are generally weighted at market value.

Borrowing costs are calculated from risk-free interest, i.e., in LANXESS's case, from the return on a long-term German government bond plus a risk premium for industrial companies in the same risk category as LANXESS. The cost of equity reflects the return expected by investors from an investment in LANXESS shares. Equity investors demand a risk premium due to the greater risk involved in acquiring shares than in buying risk-free government bonds. This is known as a "market risk premium" and is calculated using the long-term excess return generated by a stock investment over an investment in risk-free government bonds and adjusted by the "beta factor" denoting the relative risk of an investment in LANXESS stock compared to that of the market as a whole.

At 17.7%, ROCE in 2007 significantly exceeded our weighted average cost of capital of 7.7% after tax as of December 31, 2007. We were also able to improve our net debt ratio, because our EBITDA improved substantially while net debt simultaneously declined due to the strong operating cash flow.

BUSINESS CONDITIONS

The economic environment The global economy grew at a rate of 3.6% in 2007, exceeding our expectations. There were, however, marked regional variations. Whereas the gross domestic product improved considerably in the euro zone and the emerging countries of Southeast Asia, the U.S. economy slowed. Although overall economic production in the United States grew sharply in the first six months of the year, growth weakened considerably in the last two quarters, hampered by the U.S. subprime crisis. Among the emerging nations, China and India stood out with growth rates of 11.4% and 8.8% respectively.

The U.S. and German stock markets hovered at record levels until the summer, when the U.S. subprime crisis triggered a downturn. The widespread uncertainty on stock markets worldwide has continued into the new year and gathered momentum in the initial weeks of 2008.

To counter the adverse effects of the subprime crisis, the U.S. Federal Reserve cut its key rate several times, causing the value of the dollar to decline further against other major world currencies. The euro reached historic highs during 2007, with exchange rates of up to US$1.49. At the end of the year, the euro was worth US$1.47, 10.6% more than at the beginning of the year. The average value of the euro for the year was nearly US$1.37, which was much higher than we had anticipated. Due to the positioning of our business, a weaker U.S. dollar generally impacts LANXESS's earnings. However, we were able to limit adverse exchange rate effects in fiscal 2007 by means of our forward-looking hedging strategy.

During 2007, prices of raw materials continued to climb strongly as they have for several years on account of the dynamic global economy. The price of oil reached highs of well over US$90 per barrel. This was due partly to high demand, particularly from Asia and the United States, and partly to the fact that the oil-exporting nations increased production only slightly. As a purchaser of petrochemical raw materials, LANXESS is directly affected by rising oil prices. Part of our strategy is to pass on increases in the price of raw materials to the market by raising the prices of our products.

GDP and Chemical Production in 2007

Change vs. prior year in real terms (%) (projected)	Gross domestic product	Chemical production
Americas	2.7	0.0
NAFTA	2.2	(0.5)
Latin America	5.9	3.4
EMEA	3.2	2.7
Germany	2.6	2.6
Western Europe	2.5	2.6
Central/Eastern Europe	6.9	6.2
Asia-Pacific	5.2	6.4
Japan	1.9	1.8
China	11.4	9.3
India	8.8	9.3
World	**3.6**	**3.4**

The chemical industry The upswing in the chemical industry that began in 2003 slowed somewhat in the course of 2007. Growth in global production was 3.4%, skirting the bottom of our forecast range.

China and India saw disproportionately high growth at 9.3% each. India thus boosted output even faster than we had anticipated. On the whole, production in Asia rose by around 6.4% as in the previous year. NAFTA's performance was surprisingly weak, and the region even reported a slight decline in production. In Europe, the chemical industry can look back on a good year. With volumes up and an ongoing positive trade balance, growth amounted to 2.7%, with central and eastern European countries predictably showing stronger growth than in western Europe.

Evolution of major user industries At 4.9%, the **automotive industry** continued to perform robustly in 2007. The major growth driver here was again the Asia-Pacific region with growth of 7.1%. Central and eastern Europe also contributed substantially to this positive trend with impressive growth of 18.2%. In western Europe, production rose much faster than we expected, driven by exports. In contrast to 2006, the Americas saw a slight improvement despite another decline in production within NAFTA. The reason for this was strong growth in Latin America amounting to 17.7%.

In the **construction industry**, global growth declined by a substantial 4% from the previous year, dwindling to only 0.8%. The reason for this slump was the subprime crisis in the United States. New construction laws in Japan also hampered the industry's performance, with the negative trend in Japan fully offsetting the strong growth in other Asian countries. As a result, the construction industry in Asia-Pacific as a whole shrank by 3.3%. Growth in the sector in Europe was driven mainly by the new markets in central and eastern Europe.

With growth of 10.9% in 2007, the **electrical industry** posted by far the strongest expansion of any user industry compared to the previous year. This segment grew at twice the pace we had forecasted. The Americas saw the most substantial growth at 14.4%. In the EMEA (Europe, Middle East and Africa) region, growth dropped to 4.5%, although Germany and central and eastern Europe bucked the trend to increase production over 2006 levels.

In the **tire industry**, the trend toward relocating production to emerging nations continued in 2007. The downswing in the NAFTA region accelerated more quickly than anticipated and was only marginally offset by an increase in production in Latin America. The decline continued in Germany and elsewhere in western Europe as well. Expansion of 7.4% in the Asia-Pacific region was driven primarily by China with growth of 15%. On the whole, global production increased by 2.4%, approximately as we had expected.

Evolution of Major User Industries in 2007

Change vs. prior year in real terms (%) (projected)	Automotive	Construction	Electrical	Tires
Americas	0.2	0.8	14.4	(5.0)
NAFTA	(3.3)	(0.1)	14.7	(7.6)
Latin America	17.7	5.7	7.2	3.9
EMEA	6.4	4.1	4.5	0.7
Germany	6.8	3.8	9.8	(0.7)
Western Europe	2.7	3.4	4.1	(2.8)
Central/Eastern Europe	18.2	6.4	11.1	6.0
Asia-Pacific	7.1	(3.3)	8.7	7.4
World	**4.9**	**0.8**	**10.9**	**2.4**

LEGAL ENVIRONMENT

German corporate tax reform In July 2007, the upper house of the German parliament (Bundesrat) passed the Corporate Tax Reform Act, designed to make Germany a more attractive international location for business. The lower house of German parliament (Bundestag) had previously approved this legislation in May 2007. The major components of the Act will take effect starting in fiscal year 2008. These include a reduction in the corporate income tax rate from 25% to 15% and a broadening of the assessment base for corporate income and trade taxes. Moreover, the basic rate for trade tax will be lowered from 5% to 3.5%. With these reductions, the average nominal income tax liability of corporations will decline from approx. 38.8% previously to approx. 29.8%.

We consider this reform to be positive overall. It will reduce pressure on German business locations and make them more competitive in terms of new investments. For capital-intensive corporations with international operations such as LANXESS, however, this effect will be offset to a considerable degree by the measures adopted to finance the tax cuts, particularly the abolition of the declining-balance method of depreciation and the placing of further limits on the deductibility of financing costs.

- Operational sales growth of 5.0% in fiscal 2007
- EBITDA pre exceptionals climbs 6.5% to €719 million
- EBITDA margin pre exceptionals up to 10.9% from 9.7% in 2006
- Operating result weighed down by exceptional items for the divestment of the Lustran Polymers business
- Net income of €112 million after €197 million in previous year
- Significant increase in dividend to €1 per share

Summary of the fiscal year 2007 was a very successful year for LANXESS from both an economic and a strategic viewpoint. The expectations we voiced at the beginning of the year were fulfilled, with sales rising by a moderate 5% after adjusting for portfolio and currency effects. We lifted our operating result before depreciation and amortization (EBITDA) pre exceptionals by 6.5% to €719 million, close to the top end of our earnings guidance of €700 to €720 million communicated mid-year. The EBITDA margin rose by 1.2 percentage points to 10.9%, thus moving closer to the level of our competitors as we had predicted. The operating result (EBIT) pre exceptionals rose by 12.1% year-on-year to €472 million. Targeted business expansion with a clear focus on value creation, continuous efficiency enhancements, and the systematic implementation of our restructuring programs contributed to this positive development.

Thanks to the portfolio adjustments undertaken in recent years, the LANXESS Group has grown continually stronger. The proportion of our business with an EBITDA margin pre exceptionals of below 5% has further declined. At the end of September 2007, we completed the transfer of the Lustran Polymers business unit to a new company managed by the British INEOS Group. We have tapped additional growth potential by acquiring CISA in South Africa and, notably, with the announced takeover of Petroflex S.A., Brazil. The exceptional items resulting from the divestment of the Lustran Polymers business, along with other restructuring measures, pulled down the operating result (EBIT) by 42.8% to €215 million.

The financial result improved by 51.7%, partly because of an increase in income from affiliates. The above-mentioned portfolio adjustments and restructuring measures depressed net income for the Group by 43.1% to €112 million. Given the sustained improvement in the operating result pre exceptionals, the Board of Management and Supervisory Board will propose to the Annual Stockholders' Meeting on May 29, 2008 that the dividend be increased substantially from the previous year to €1.00 per LANXESS share.

Key Financial Data

€ million	2006	2007	Change in %
Sales	6,944	6,608	(4.8)
Gross profit	1,540	1,461	(5.1)
EBITDA pre exceptionals	675	719	6.5
EBITDA margin pre exceptionals	9.7%	10.9%	–
EBITDA	638	513	(19.6)
Operating result (EBIT) pre exceptionals	421	472	12.1
Operating result (EBIT)	376	215	(42.8)
Financial result	(89)	(43)	51.7
Income before income taxes	287	172	(40.1)
Net income	197	112	(43.1)
Earnings per share (€)	2.33	1.32	(43.3)

Sales and earnings As announced during the year, the LANXESS Group recorded an encouraging improvement in sales from continuing operations in 2007. Although Group sales slipped €336 million, or 4.8%, to €6,608 million, LANXESS saw sales growth of 5.0% after adjusting for currency and portfolio effects of 9.8%.

Effects on Sales

Approximate data in %	2007
Price	1.7
Volume	3.3
Currency	(3.4)
Portfolio	(6.4)
	(4.8)

This resulted from price increases of 1.7% combined with 3.3% growth in volumes. In the Performance Polymers segment in particular, selling prices were adjusted because of increases in raw material costs. All segments with business operations at the reporting date experienced volume growth, especially Performance Polymers and Advanced Intermediates. The 3.4% negative currency effects were largely attributable to the continuing weakness of the U.S. dollar against the euro. The negative portfolio effects of 6.4% related to the divestment of the Textile Processing Chemicals business unit at the end of the previous year and the transfer of the Lustran Polymers activities to a new company in late September 2007. Also, sales for 2006 still included the Fibers and Paper Chemicals businesses prior to their divestment in the first quarter of 2006.

Group Sales

€ million


2007
6,608
2006
6,944
2005
7,150
2004
6,773
0
2,000
4,000
6,000
8,000

Sales by Segment

€ million	2006	2007	Change in %	Contribution to Group sales in %
Performance Polymers	2,571	2,680	4.2	40.6
Advanced Intermediates	1,140	1,204	5.6	18.2
Performance Chemicals	2,205	1,970	(10.7)	29.8
Engineering Plastics[1]	913	668	(26.8)	10.1
Other/Consolidation	115	86	(25.2)	1.3
	6,944	**6,608**	**(4.8)**	**100.0**

1) operating segment until September 30, 2007

Sales in the Performance Polymers segment were driven upward by price increases, and more especially by higher volumes. The Advanced Intermediates segment achieved substantial volume growth with prices holding virtually steady. The decrease in sales in the Performance Chemicals segment was due solely to currency and portfolio effects. Sales in this segment in 2006 still included those of the Paper and Textile Processing Chemicals segments prior to their divestment. The sales reported for the Engineering Plastics segment are not comparable because of the transfer of the Lustran Polymers business effective September 30, 2007 to a new company managed by the INEOS Group. Up until the date of the transfer, sales for the first nine months of 2007 had shown a slight year-on-year decline.

In regional terms, sales grew fastest in Germany, the Americas, and the Asia-Pacific region. In Asia-Pacific, for example, we recorded close to double-digit sales growth in a favorable economic environment, after adjusting for currency and portfolio effects. Sales in the EMEA region (excluding Germany) rose slightly from the previous year on the same basis.

Gross profit In keeping with sales revenues, the cost of sales decreased by 4.8% to €5,147 million compared to the previous year, due in large measure to portfolio effects and increases in efficiency. Gross profit declined by 5.1% year-on-year to €1,461 million, diminished by the divestments of the Textile Processing Chemicals and Paper business units in 2006 and of the Lustran Polymers business unit at the end of September 2007. Price increases, especially for petrochemical raw materials, were passed on to the market. High capacity utilization in all key areas of our operations, including new production capacity, also had a positive impact on gross profit. The gross profit margin stood at 22.1%, nearly matching the year-earlier figure of 22.2%. In the face of adverse shifts in currency parities, factors helping to stabilize the gross profit margin included the portfolio measures implemented, the consolidation of production sites, and improvements to production processes.

EBITDA and operating result (EBIT) The slight decrease in sales was outpaced by a 14.0% year-on-year drop in selling expenses that was due primarily to portfolio changes and also to cost-containment measures. The ratio of selling costs to sales decreased by 1.0 percentage point to 10.0%.

EBITDA Pre Exceptionals


€ million
2007
719
2006
675
2005
581
2004
447
0
200
400
600
800

EBITDA Margin Pre Exceptionals


in %
2007
10.9
2006
9.7
2005
8.1
2004
6.6
0
2
4
6
8
10
12

Research and development costs remained at the prior-year level. The slight increase of 1.1% to €88 million is primarily attributable to portfolio effects. R&D expenses thus remained at 1.3% of sales. The number of employees in R&D was increased by 4.6%. With these additional resources, LANXESS initiated innovative research projects to tap further growth potential in the medium term.

General administrative expenses remained practically the same as in 2006, edging up 0.8% to €256 million. A decrease in administrative expenses was cancelled out by expenses for the scheduled implementation and continuing development of software used throughout the Group. General administrative expenses accounted for 3.9% of sales, up from 3.7% in the previous year.

Other operating expenses, net of other operating income, rose by a substantial €186 million in 2007 to €243 million, including net exceptional items of €257 million. The exceptional charges related mainly to restructuring and portfolio measures, especially the divestment of the Lustran Polymers business unit. In the previous year we reported exceptional charges of €45 million, most of which also were attributable to restructuring and portfolio measures.

EBITDA Pre Exceptionals by Segment

€ million	2006	2007	Change in %
Performance Polymers	340	376	10.6
Advanced Intermediates	174	174	0.0
Performance Chemicals	291	285	(2.1)
Engineering Plastics[1]	11	20	81.8
Other/Consolidation	(141)	(136)	3.5
	675	**719**	**6.5**

1) operating segment until September 30, 2007

The operating result before depreciation and amortization (EBITDA) pre exceptionals posted a clear 6.5% increase over the previous year to €719 million, despite negative currency effects and the absence of earnings contributions from the divested business units. The EBITDA margin increased by 1.2 percentage points, to 10.9%, even though the gross profit margin remained almost unchanged. This healthy margin growth underlines the success of the targeted restructuring measures and portfolio adjustments of recent years that were implemented not just in production, but also in the areas of sales and administration.

EBITDA pre exceptionals of the Performance Polymers segment moved ahead strongly, due especially to the high utilization of production capacities and our strong market position. Buoyed by brisk demand, the Advanced Intermediates segment maintained the high earnings level of the previous year. In the Performance Chemicals segment, the divestment of the Textile Processing Chemicals and Paper business units reduced EBITDA pre exceptionals, but, in combination with other factors, improved the EBITDA margin.

Because of the divestment of the Lustran Polymers business unit at the end of September 2007, the third quarter of 2007 was the last time that business operations were reported in the Engineering Plastics segment. Until then, while EBITDA pre exceptionals had exceeded the prior-year figure, it had nevertheless been unsatisfactory, thus LANXESS made the right decision in transferring this low-margin business to new ownership.

The operating result (EBIT) was heavily impacted by exceptional items and declined by €161 million from the 2006 figure of €376 million, to €215 million. EBIT was depressed by exceptional charges totaling €257 million, of which the full amount is reflected in other operating income and expenses and €206 million impacted EBITDA.

The greater part – €196 million – of the exceptional charges arose in connection with the divestment of the Lustran Polymers business, including €51 million in write-downs of property, plant and equipment. The remaining €61 million in exceptional charges was incurred for the additional packages of measures to enhance the LANXESS Group's competitiveness and related mainly to global, cross-segment restructuring programs and portfolio adjustments. Included here is a gain of €6 million on the sale of Borchers GmbH, Langenfeld, Germany, to the U.S.-based OM Group.

The total exceptional charges of €45 million for 2006 included €42 million in expenses for restructuring measures and portfolio adjustments and €3 million in expenses for settlements relating to antitrust investigations.

Reconciliation of EBIT to Net Income

€ million	2006	2007	Change in %
Operating result (EBIT)	**376**	**215**	**(42.8)**
Loss from investments in associates	(16)	(1)	93.8
Net interest expense	(23)	(20)	13.0
Other financial income and expenses – net	(50)	(22)	56.0
Financial result	**(89)**	**(43)**	**51.7**
Income before income taxes	**287**	**172**	**(40.1)**
Income taxes	(85)	(60)	29.4
Income after income taxes	**202**	**112**	**(44.6)**
of which:			
attributable to minority stockholders	5	0	(100.0)
attributable to LANXESS AG stockholders (net income)	**197**	**112**	**(43.1)**

Financial result The financial result came in at minus €43 million in 2007, compared to minus €89 million for the prior year. The net interest expense declined slightly, by €3 million to €20 million. The Group benefited from the realignment of its capital and financing structure in recent years. The increase in the operating result of CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), in which we hold a 40% equity interest, reduced the loss from investments in associates from €16 million to €1 million. The sale of subsidiaries and affiliates that are considered non-core businesses of LANXESS yielded a gain of €17 million. Lower interest on provisions also had a positive effect.

Income before income taxes Despite the improvement in the financial result, income before income taxes fell by €115 million to €172 million due to the decline in EBIT.

Income taxes Tax expense in fiscal 2007 amounted to €60 million, down €25 million on the year-earlier figure of €85 million due to the lower pre-tax income. Due to a larger proportion of non-tax-deductible expenses, the effective tax rate rose to 34.9%, from 29.6% the year before. The 2008 Corporate Tax Reform Act had no significant bearing on tax expense or the tax rate.

Net income/Earnings per share Following the sale of Lustran Polymers subsidiaries and the related departure of minority stockholders from the Group, no significant minority interests were required to be recognized in 2007. In the prior year, a deduction of €5 million was made from income after taxes to account for minority interests. The LANXESS Group recorded net income of €112 million in fiscal 2007, down from €197 million in 2006. This decrease was due largely to exceptional charges from the Lustran Polymers transaction and restructuring measures. Based on a weighted average number of shares, earnings per share for 2007 came to €1.32, compared with €2.33 the year before.

Proposal for the appropriation of profit The Board of Management and Supervisory Board will propose to the Annual Stockholders' Meeting on May 29, 2008 that the dividend per share be increased substantially from €0.25 to €1.00. If this dividend proposal is approved by the stockholders, the total dividend payment will amount to €83 million. A proposal will also be made to carry the remaining amount forward to new account.

BUSINESS TRENDS BY REGION

Sales by Region

in %


18.4
33.2
24.0
24.4
● EMEA (excluding Germany)
○ Germany
Americas
Asia-Pacific

Sales by Market

€ million	2006		2007		Change
	€ million	%	€ million	%	in %
EMEA (excluding Germany)	2,312	33.3	2,196	33.2	(5.0)
Germany	1,614	23.2	1,614	24.4	0.0
Americas	1,788	25.8	1,584	24.0	(11.4)
Asia-Pacific	1,230	17.7	1,214	18.4	(1.3)
	6,944	**100.0**	**6,608**	**100.0**	**(4.8)**

In the **EMEA** region (Europe, Middle East, Africa), excluding Germany, sales were down 5.0% from the previous year, to €2,196 million. Adjusted for portfolio and currency effects, sales rose by 1.5%. Sales in the Performance Polymers, Advanced Intermediates and Performance Chemicals segments increased. Markets in the Middle East developed well, while business in western and eastern Europe remained at 2006 levels. Above-average sales growth was achieved in South Africa and Switzerland. The EMEA region (Europe, Middle East, Africa), excluding Germany, accounted for 33.2% of Group sales, virtually the same proportion as in 2006.

In **Germany**, LANXESS sales matched the previous year at €1,614 million. Adjusted for portfolio effects, sales advanced by 4.3%. All segments improved sales substantially due to continued robust development of the German economy. Germany's share of total sales was 24.4%, up from 23.2% in 2006.

In the **Americas** region, LANXESS sales fell by 11.4% from the previous year, to €1,584 million. Adjusted for portfolio changes and currency effects, sales increased by 7.0%. Sales in the Performance Polymers and Advanced Intermediates segments posted a gratifying improvement, whereas the Performance Chemicals segment remained at last year's level. In the United States, adjusted sales were up despite slightly weaker economic growth, whereas in Canada, sales were marginally lower. Latin America saw sales growth of 6.2%, with a particularly strong contribution from Mexico and Argentina. The Americas region accounted for 24.0% of total sales, compared with 25.8% in the previous year.

Sales in the **Asia-Pacific** region amounted to €1,214 million in fiscal 2007, down 1.3% from the previous year. Adjusted for currency effects and the sales of the business units divested in the previous year, sales advanced by 9.8%. All segments expanded, with Performance Polymers reporting above-average increases. Growth drivers were again the Chinese and Indian markets, where sales gains were well into double digits. Business in South Korea, Thailand and Taiwan was also robust. The Asia-Pacific region's share of total sales rose from 17.7% to 18.4%.

SEGMENT INFORMATION

- Performance Polymers: steady positive trend
- Advanced Intermediates: solid demand
- Performance Chemicals: margins significantly improved
- Engineering Plastics: business activities divested

Sales by Segment

in %



1.3
10.1
40.6
29.8
18.2
● Performance Polymers
○ Advanced Intermediates
Performance Chemicals
Engineering Plastics
○ Other/Consolidation

Performance Polymers

	2006		2007		Change
	€ million	Margin %	€ million	Margin %	in %
Sales	2,571		2,680		4.2
EBITDA pre exceptionals	340	13.2	376	14.0	10.6
EBITDA	338	13.1	376	14.0	11.2
Operating result (EBIT) pre exceptionals	240	9.3	273	10.2	13.8
Operating result (EBIT)	238	9.3	273	10.2	14.7
Capital expenditures[1]	126		139		10.3
Depreciation and amortization	100		103		3.0
Number of employees (December 31)	4,194		4,334		3.3

1) intangible assets and property, plant and equipment

The **Performance Polymers** segment showed a steady positive trend in fiscal 2007. Sales rose by 4.2% to €2,680 million in all business units on the back of solid price and volume growth. Prices were raised by 3.4%, while volumes advanced by a substantial 5.2%, more than offsetting the 4.4% negative currency effects. Additional production capacity in the Butyl Rubber and Semi-Crystalline Products business units and the recommissioning of a production line in the Polybutadiene Rubber business unit for neodymium polybutadiene rubber (NdPBR) production in Orange, Texas, met with good demand. In the Butyl Rubber business unit, significant capital expenditures to expand capacity and enhance efficiency were made at our sites in Sarnia, Canada, and Zwijndrecht, Belgium, where prices and especially volumes were driven up. Business in the Butyl Rubber unit had been hit in 2006 by a strike at a major customer. Helped by targeted marketing activities, the Polybutadiene Rubber business unit outpaced market growth in Asia and also in Latin America. It attracted new customers for its performance rubber grades, safeguarding and expanding established international business with bulk customers through long-term contracts. An example is the long-term delivery contract concluded with Hankook Tire in May 2007 for high-performance solution-polymerized SBR and polybutadiene rubber. Volumes moved higher and prices were slightly raised. By contrast, selective expansion by the Technical Rubber Products business unit led to price hikes in many cases though comparatively little volume growth. We initiated capacity expansions in this business unit, too, focusing on the production of carboxylated nitrile-butadiene rubber (XNBR) at the site in La Wantzenau, France. Debottlenecking and modernization were also carried out in Marl and at the Uerdingen and Antwerp sites of the Semi-Crystalline Products business unit, which also boosted prices and volumes.

EBITDA Margin of Performance Polymers

in %



2007
14.0
2006
13.2
2005
11.8
2004
8.2
0
3
6
9
12
15

EBITDA pre exceptionals of the segment improved by 10.6% to €376 million. Its overall margin rose by a further 0.8 percentage points to 14.0% thanks to our ability to pass on the higher raw material costs that arose in some areas. The weak U.S. dollar put pressure on earnings. In the Butyl Rubber business unit, earnings improved as sales growth outpaced cost increases. During the year, the Polybutadiene Rubber business unit was sometimes unable to pass along higher raw material costs through selling price increases, though the situation improved as the year progressed. The effects of efficiency enhancement measures and plant consolidations in the Technical Rubber Products business unit were apparent. The business line structure introduced in this business unit at mid-year enabled more flexible responses to changing market conditions. The Semi-Crystalline Products business unit benefited from this unit's high capacity utilization and the various measures implemented to increase productivity.

Advanced Intermediates

	2006		2007		Change
	€ million	Margin %	€ million	Margin %	in %
Sales	1,140		1,204		5.6
EBITDA pre exceptionals	174	15.3	174	14.5	0.0
EBITDA	174	15.3	174	14.5	0.0
Operating result (EBIT) pre exceptionals	136	11.9	137	11.4	0.7
Operating result (EBIT)	136	11.9	137	11.4	0.7
Capital expenditures[1]	38		52		36.8
Depreciation and amortization	38		37		(2.6)
Number of employees (December 31)	2,493		2,450		(1.7)

1) intangible assets and property, plant and equipment

Business in the **Advanced Intermediates** segment was driven by solid demand that gave a considerable boost to underlying volume growth. Sales increased by 5.6% to €1,204 million. Volumes rose by 8.7%, while prices were almost flat, decreasing by 0.5%. Currency effects cost the segment 2.6% of sales. The Basic Chemicals business unit posted strong growth in volumes in the agricultural and other businesses, and raised prices slightly. Volume increases reinforced this business unit's position in the challenging North American market, despite the considerable impact of the decline in the U.S. dollar. The fastest-growing products in the Saltigo business unit were pharmaceutical and agrochemical intermediates. The decline in prices in this business unit must be seen in the context of the project-related nature of the Saltigo business. In a number of projects, for example, the transition from the pilot phase to the delivery phase with agreed standard volumes pulled prices down, though this was compensated by significant volume growth.

EBITDA Margin of Advanced Intermediates


in %
2007
14.5
2006
15.3
2005
14.2
2004
12.2
0
5
10
15
20

EBITDA pre exceptionals for the Advanced Intermediates segment was unchanged from the previous year's high level, at €174 million. The Basic Chemicals business unit benefited from the cost-cutting measures adopted in recent years, a diversified product portfolio, and higher volumes. Its earnings were, however, diminished by raw material and energy price increases and adverse exchange rates. Earnings of the Saltigo business unit also benefited from the restructuring initiated in prior years. Here too, as with sales, the project-related nature of this business must be borne in mind. The segment's EBITDA margin edged down just 0.8 percentage points, to 14.5%.

Performance Chemicals

	2006		2007		Change
	€ million	Margin %	€ million	Margin %	in %
Sales	2,205		1,970		(10.7)
EBITDA pre exceptionals	291	13.2	285	14.5	(2.1)
EBITDA	290	13.2	271	13.8	(6.6)
Operating result (EBIT) pre exceptionals	201	9.1	199	10.1	(1.0)
Operating result (EBIT)	200	9.1	183	9.3	(8.5)
Capital expenditures[1]	62		69		11.3
Depreciation and amortization	90		88		(2.2)
Number of employees (December 31)	5,056		5,223		3.3

1) intangible assets and property, plant and equipment

Earnings of **Performance Chemicals** improved significantly, partly on the strength of the portfolio adjustments. Sales in this segment were down 10.7% from the prior year, to €1,970 million, because of portfolio changes and negative currency effects. Adjusted for the 3.2% negative currency effects and the 9.7% decrease due to the divestment of the Paper and Textile Processing Chemicals business units, sales rose 2.2%. Volume effects were positive at 2.4%, with prices down just 0.2%.

Volumes in the Material Protection Products business unit did not match the high level of the previous year, which was marked by unusually high sales of the cold sterilization agent Velcorin in summer 2006. The Inorganic Pigments business unit recorded pleasing sales growth in the EMEA region, especially in central and eastern Europe. This made up for the slump in demand from the U.S. construction industry. Price increases were implemented mainly in the Leather and Rhein Chemie business units, both of which benefited from a positive market environment in Asia-Pacific. The Leather business unit also lifted volumes, particularly in sodium dichromate. This unit's acquisition of the 50% interest in South Africa-based Chrome International South Africa (Pty) Ltd. (CISA) from its former joint venture partner, the Dow Chemical Group, was completed effective February 1, 2007, which means we now control all production of sodium dichromate at the Newcastle site in South Africa. The full integration of this company into our leather chemicals production activities is having a favorable effect on the development of the Leather business unit. Since the Rhein Chemie business unit made a conscious decision to forego unprofitable business, volumes remained at the previous year's level. The dip in prices in the Functional Chemicals and Rubber Chemicals business units was compensated in both cases by higher volumes.

EBITDA Margin of Performance Chemicals


in %
2007
14.5
2006
13.2
2005
11.0
2004
9.6
0
4
8
12
16
20

EBITDA pre exceptionals for the Performance Chemicals segment narrowed slightly by 2.1% to €285 million, reflecting the absence of earnings contributions from the Textile Processing Chemicals business unit divested at the end of 2006. The solid earnings growth in the Inorganic Pigments, Leather, and Rhein Chemie business units almost completely offset both this portfolio effect and the lower earnings from Functional Chemicals and Rubber Chemicals. Inorganic Pigments profited from high capacity utilization and savings on freight costs. The Material Protection Products business unit incurred set-up costs for developing new markets and registering product and process innovations that did not yet lead to corresponding sales contributions. Earnings in the Rubber Chemicals business unit were impacted by fierce competition in Asia. A cost optimization program was launched in the Rhein Chemie business unit to strengthen the strategic core areas of specialties and service concepts at the site in Mannheim, Germany. A similar program was introduced at the U.S. facility in Chardon, Ohio, where Rhein Chemie's production in the Americas region was consolidated in fall 2006. The situation following the operational incident that brought hydrazine hydrate production to a halt at the Functional Chemicals business unit's plant in Weifang, China, in early 2007 was remedied, with production resuming at the beginning of the fourth quarter of 2007.

The EBITDA margin pre exceptionals showed a tangible increase of 1.3 percentage points to 14.5% following the divestment of low-margin businesses and operational improvements in the segment.

The €16 million in exceptional charges incurred by the segment, €14 million of which impacted EBITDA, related to costs for the planned closure of the Ion Exchange Resins business unit's plant in Birmingham, New Jersey, United States, and the cost optimization program rolled out in the Rhein Chemie business unit.

	2006		2007		Change
	€ million	Margin %	€ million	Margin %	in %
Sales	913		668		(26.8)
EBITDA pre exceptionals	11	1.2	20	3.0	81.8
EBITDA	11	1.2	(125)	(18.7)	3)
Operating result (EBIT) pre exceptionals	10	1.1	20	3.0	100.0
Operating result (EBIT)	10	1.1	(176)	(26.3)	3)
Capital expenditures[2]	26		17		(34.6)
Depreciation and amortization	1		51		3)
Number of employees (December 31)	1,587		0		(100.0)

1) operating segment until September 30, 2007
2) intangible assets and property, plant and equipment
3) change of more than 100%

The data for the **Engineering Plastics** segment in fiscal 2007 relate exclusively to the operations of the Lustran Polymers business unit through September 30, 2007. The sales and earnings indicators and capital expenditures therefore have only limited comparability with the previous year. Figures for 2006 also included the activities of the former Fibers business unit prior to its divestment as of February 28, 2006. From the fourth quarter of 2007, the Engineering Plastics business unit does not include any operating business. The polymer-based Semi-Crystalline Products business unit was assigned to the Performance Polymers segment as part of the strategic realignment of LANXESS's segments.

Segment sales through the third quarter of 2007 amounted to €668 million, down 4.6% from the corresponding nine-month period of 2006. The price increases implemented through the third quarter of 2007 as a result of higher raw material costs were more than offset by lower volumes and negative currency effects.

EBITDA Margin of Engineering Plastics


in %
2007
3.0
2006
1.2
2005
(0.7)
2004
(0.2)
−1.5
−1.0
−0.5
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5

EBITDA pre exceptionals came in at €20 million for the first nine months of the year, 81.8% above the extremely low figure for the same period in 2006. This improvement of just €9 million fell well short of expectations. Only part of the increase in raw material prices could be passed on to the market. The EBITDA margin, at 3.0%, was entirely unsatisfactory and below our expectations for 2007.

The market situation of the business unit continued to be hampered by competitors' additions to their production capacities, especially in Asia. Our search for a partner for the Lustran Polymers business was successfully concluded at the end of June. LANXESS and the British chemicals group INEOS together established INEOS ABS (Jersey) Limited, Jersey, to which the Lustran Polymers business unit was transferred effective September 30, 2007. This was an important milestone in the realignment of LANXESS. The Lustran Polymers business was deconsolidated as of September 30, 2007. The interest in INEOS ABS (Jersey) Limited is treated as a financial investment and reflected in the balance sheet as a non-current financial asset. It was agreed that INEOS will take over LANXESS's remaining interest in INEOS ABS (Jersey) Limited two years after the transfer.

The entire €196 million in exceptional charges to EBIT related to the deconsolidation of our Lustran Polymers activities. Of this amount, €51 million was due to impairments of non-current assets.

Other/Consolidation

€ million	2006	2007	Change in %
Sales	115	86	(25.2)
EBITDA pre exceptionals	(141)	(136)	3.5
EBITDA	(175)	(183)	(4.6)
Operating result (EBIT) pre exceptionals	(166)	(157)	5.4
Operating result (EBIT)	(208)	(202)	2.9
Capital expenditures[1]	15	7	(53.3)
Depreciation and amortization	33	19	(42.4)
Number of employees (December 31)	3,151	2,603	(17.4)

1) intangible assets and property, plant and equipment

Like the exceptional charges of €42 million in 2006, the €45 million in exceptional charges attributable to the **Other/Consolidation** segment in 2007 related to expenses for restructuring activities and portfolio adjustments carried out during the year. These expenses mainly included personnel adjustment costs, impairment losses, expenses for closures or partial closures of facilities, and costs for the preparation and execution of corporate transactions. The exceptional items in fiscal 2007 include the €2 million positive balance of impairments and impairment reversals, following impairments of €8 million in 2006. Since these restructuring activities and portfolio adjustments form part of a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments initiated by the Board of Management and it is therefore not possible to allocate the related expenses accurately among the segments, they are reflected in the Other/Consolidation segment. The special items for the segment also include €6 million in exceptional income from the sale of Borchers GmbH, Langenfeld, Germany, and its French subsidiary. LANXESS sold the business of the Borchers Group, which specializes in additives for coatings, emulsion paints and printing inks, to the U.S.-based OM Group effective September 30, 2007. This business was formerly reflected under Other/Consolidation.

FINANCIAL CONDITION

- Solid balance sheet structure forms the basis for 2008
- Balance sheet shrunk from the previous year due to portfolio adjustments
- Equity ratio increased
- Pensions financed externally through contractual trust arrangement
- Net financial debt reduced despite share buyback

Balance Sheet Structure

	Dec. 31, 2006		Dec. 31, 2007		Change
	€ million	in %	€ million	in %	in %
Assets					
Non-current assets	1,730	41.1	1,806	44.6	4.4
Current assets	2,475	58.9	2,243	55.4	(9.4)
Total assets	**4,205**	**100.0**	**4,049**	**100.0**	**(3.7)**
Equity and liabilities					
Equity (including minority interest)	1,428	34.0	1,525	37.7	6.8
Non-current liabilities	1,554	37.0	1,456	35.9	(6.3)
Current liabilities	1,223	29.1	1,068	26.4	(12.7)
Total equity and liabilities	**4,205**	**100.0**	**4,049**	**100.0**	**(3.7)**

Balance sheet structure Total assets declined by €156 million, or 3.7%, from the previous year to €4,049 million, primarily because of portfolio adjustments concluded in fiscal 2007. For further details of the divested assets and liabilities, please refer to the notes to the consolidated financial statements. The proportion of non-current assets increased, while on the other side of the balance sheet the proportion of equity increased. Equity coverage of non-current assets improved from 82.5% to 84.4%.

Non-current assets rose by €76 million, or 4.4%, to €1,806 million, and accounted for 44.6% of total assets, compared with 41.1% in 2006. This change was principally attributable to the increase in investments in associates and non-current financial assets. The former was driven by the increase in the carrying amount of the interest in CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG) to €32 million, from €5 million in 2006. This figure is the balance of the compensation paid for the loss in fiscal 2006, the earnings of this company in 2007, and the increase in the value of hedging contracts recognized directly in equity. The divestment of the Lustran Polymers business did not substantially reduce non-current assets because the non-current assets of this business unit had already been largely depreciated or written down in the past.

Non-current financial assets changed substantially with the recognition of our financial interest in INEOS ABS (Jersey) Limited in the third quarter of 2007 following the divestment of the Lustran Polymers business unit. This was partly compensated by the retirement of a long-term loan to South Africa-based Chrome International South Africa (Pty) Ltd. following the acquisition of the remaining 50% of the shares in this company and its related first-time full consolidation in the first quarter of 2007.

The total of intangible assets and property, plant and equipment decreased by €14 million to €1,492 million. Capital expenditures of €284 million were offset mainly by depreciation, amortization and write-downs totaling €298 million. This figure included write-downs of €55 million, of which €51 million were classified as exceptional items and related mainly to the divested Lustran Polymers business. Additions to property, plant and equipment in the wake of the full consolidation of Chrome International South Africa (Pty) Ltd. and the increase in plan assets from pension obligations were offset by negative currency effects.

Current assets declined by €232 million, or 9.4%, to €2,243 million. The ratio of current assets to total assets fell from 58.9% in the previous year to 55.4% in 2007 due to lower inventories, trade receivables and other current assets. The first two items were significantly impacted by the divestments in fiscal 2007, as were current liabilities. Inventories and trade receivables dropped by €318 million overall due to the divestment of the Lustran Polymers activities and the Borchers activities. After adjusting for portfolio and currency effects, higher raw material prices in particular resulted in slight increases in both inventories and trade receivables. Days of sales in inventories (DSI) and days of sales outstanding (DSO) improved.

Equity, including minority interest, increased by €97 million, or 6.8%, to €1,525 million. The ratio of equity to total assets was 37.7%, compared with 34.0% in the prior year. Equity was driven up in particular by the €112 million income after taxes for fiscal 2007 and by changes in the values of hedging instruments recognized directly in equity. This was partially offset by the €21 million dividend payout to LANXESS AG shareholders for 2006 and the €50 million spent for the share buyback. Minority interest was reduced by the divestment of the Lustran Polymers business unit's Indian subsidiary.

Non-current liabilities decreased by €98 million, or 6.3%, to €1,456 million, largely because of lower provisions for pensions and other post-employment benefits. In the past fiscal year, we started to make external investments by way of a contractual trust arrangement (CTA) so as to cover pension obligations. To this end, cash and cash equivalents of €60 million were transferred to LANXESS Pension Trust e.V. These investments qualify as plan assets and have been deducted from pension provisions at their closing date value. Non-current financial liabilities declined by €31 million.

Current liabilities diminished by €155 million, or 12.7%, to €1,068 million, principally due to the decrease in trade payables resulting from the portfolio measures implemented in the fiscal year. Exchange differences also contributed to the decline.

Net financial debt was reduced by €51 million, or 10.0%, year-on-year to €460 million – an impressive reduction considering the substantial dividend payout, the share buyback and the allocations to LANXESS Pension Trust e.V. in fiscal 2007.

The Group's key balance sheet ratios developed as follows.

Ratios

in %		2004	2005	2006	2007
Equity ratio	Equity[1] / Total assets	29.8	28.9	34.0	37.7
Non-current asset ratio	Non-current assets / Total assets	43.4	42.3	41.1	44.6
Asset coverage I	Equity[1] / Non-current assets	68.7	68.4	82.5	84.4
Asset coverage II	Equity[1] and non-current liabilities / Non-current assets	112.8	154.3	172.4	165.1
Funding structure	Current liabilities / Total liabilities	72.7	48.9	44.0	42.3

1) including minority interest

Capital expenditures LANXESS makes selective capital expenditures to increase its international competitiveness, focusing on profitable businesses with attractive growth opportunities. The goal is to enhance the premium nature of our products and services. Capital expenditures are made primarily in areas where the long-term perspectives are good and the expenditures sustainably improve our position. In regional terms, that means the major growth regions as well as Germany. Capital expenditure budgets are allocated to individual operating segments in keeping with strategic targets. As a rule, capital expenditures are financed out of the cash flow from operating activities or, if that is insufficient, from other available liquidity or credit lines. Capital expenditure projects are also pursued as part of production or other joint ventures with international partners. One example is the joint venture in Tongling, China, where we have started producing antioxidants in cooperation with two Chinese partners.

Capital Expenditures vs. Depreciation and Amortization

€ million


2007
284
298
2006
267
262
2005
251
313
2004
279
328
0
50
100
150
200
250
300
350
Capital expenditures
Depreciation and amortization

In 2007, capital expenditures for property, plant and equipment and intangible assets came to €284 million, compared with €267 million the year before. Thus, capital expenditures were below the €298 million total of depreciation, amortization and write-downs. The latter figure, however, included €51 million in impairments reported as exceptional items. Adjusted for these impairments, capital expenditures therefore exceeded depreciation and amortization by 15%. The prior year's depreciation, amortization and write-downs totaled €262 million, including impairments of €11 million, of which €8 million were classified as exceptionals.

maintain facilities or to enhance plant availability, and projects to improve plant safety, enhance quality or comply with environmental protection requirements. About 65% of the capital expenditures in 2007 went towards expansion or efficiency improvement measures, while the rest were to replace existing facilities. This illustrates our goal of generating further organic growth through investment. In 2006, expansion accounted for 40% of capital expenditures.

In regional terms, 47% of capital expenditures for property, plant and equipment in 2007 were made in Germany, 22% in the EMEA region (excluding Germany), 26% in the Americas, and 5% in Asia. The figure for Germany rose by 27% compared with the previous year. This clear acknowledgement of Germany's importance as a location related in particular to the German sites of the Saltigo and Semi-Crystalline Products business units, where we invested heavily in increasing capacity and modernizing facilities.

Capital expenditures in the Performance Polymers segment, at €139 million (2006: €126 million), exceeded depreciation and amortization of €103 million. Capital expenditures in the Advanced Intermediates segment amounted to €52 million (2006: €38 million), also topping depreciation and amortization of €37 million. In the Performance Chemicals segment, capital expenditures came to €69 million (2006: €62 million), which was below the €88 million in depreciation and amortization. The Engineering Plastics segment made capital expenditures of €17 million (2006: €26 million), against write-downs of €51 million related to the sale of the Lustran Polymers business in the third quarter of 2007.

We spent €23 million on acquisitions in the Performance Chemicals segment in the 2007 fiscal year in connection with the acquisition of the 50% interest in Chrome International South Africa (Pty) Ltd. (CISA), Newcastle, South Africa, from the Dow Chemical Group.

The following table shows major capital expenditure projects in the LANXESS Group.

Major Capital Expenditure Projects 2007

Segment	Site	Description
Performance Polymers		
Butyl Rubber	Sarnia, Canada	First phase of butyl rubber expansion completed, capacity expansions
Polybutadiene Rubber	Orange, U.S.A.	Production of neodymium polybutadiene rubber restarted
Semi-Crystalline Products	Krefeld-Uerdingen and Hamm-Uentrop, Germany	Expansion of capacities for polyamide 6 production
	Wuxi, China	Second production line for Durethan® and Pocan® commissioned, doubling capacities
Technical Rubber Products	Marl, Germany	Expansion of capacities for EPDM rubber
	Marl, Germany	Consolidation of all important functions for the business with Buna® EP
	Dormagen, Germany	Expansion of the EVM plant
	La Wantzenau, France	Increase in production capacity for XNBR
Advanced Intermediates		
Basic Chemicals	Leverkusen, Germany	Expansion of the cresol facility
	Krefeld-Uerdingen, Germany	Expansion of hexanediol production
Saltigo	Leverkusen and Dormagen, Germany	cGMP (current Good Manufacturing Practice) plant complex for the pharmaceutical industry expanded and production facilities upgraded
Performance Chemicals		
Inorganic Pigments	Shanghai, China	New plant for the production of inorganic pigments opened
Rhein Chemie	Mannheim, Germany	Existing production facilities upgraded and new ones built
	Qingdao, China	New plant for the production of lubricant additives, commissioning scheduled for 2008
	Madurai, India	Production of Rhenogran® started
Rubber Chemicals	Tongling, China	Joint venture for the production of Vulkanox® 4020
Ion Exchange Resins	Gujarat, India	New ion exchange resin facility for products used in water treatment and in the generation of ultra-pure water, construction scheduled to start in 2008
	Bitterfeld, Germany	Ion exchange resin plant expanded and made more flexible

Liquidity and capital resources

Financial condition

- Strong operating cash flow
- Capital expenditures financed out of operating cash flow
- Disbursements for share buyback and investment in LANXESS Pension Trust
- Liquidity reserve strengthened by new €1.5 billion credit facility

The cash flow statement shows cash inflows and outflows by type of business operation.

Cash Flow Statement

€ million	2006	2007	Change
Income before income taxes	287	172	(115)
Depreciation and amortization	262	298	36
Other items	(22)	79	101
Net cash provided by operating activities before change in working capital	**527**	**549**	**22**
Change in working capital	(118)	(79)	39
Net cash provided by operating activities	**409**	**470**	**61**
Net cash used in investing activities	**(207)**	**(335)**	**(128)**
Net cash used in financing activities	**(164)**	**(115)**	**49**
Change in cash and cash equivalents from business activities	38	20	(18)
Cash and cash equivalents as of December 31	171	189	18

Cash provided by operating activities, before changes in working capital, improved by €22 million in fiscal 2007 to €549 million despite considerably higher tax payments. At €172 million, income before income taxes was down substantially from the prior-year figure of €287 million due to the divestment of the Lustran Polymers business and further restructuring charges. Non-cash depreciation and amortization of €298 million, which included impairments of €51 million, was €36 million higher than in the previous year. The increase in other items reflects the non-cash nature of the expenses for restructuring and portfolio adjustments.

The change in working capital compared with December 31, 2006 resulted in a cash outflow of €79 million. The increase in trade receivables and especially in inventories, adjusted for portfolio and currency effects, resulted from higher raw material prices and growth in business.

Cash used in investing activities, at €335 million in fiscal 2007, was substantially higher than in the previous year because of exceptional items. Cash outflows for additions to property, plant and equipment and intangible assets were up €17 million, or 6.4%, to €284 million and thus marginally below the capital spending volume announced for fiscal 2007. This was due to the portfolio effect from the divestment of the Lustran Polymers business unit and to the postponement of capital expenditures until the next fiscal year. By comparison, depreciation, amortization and write-downs amounted to €298 million, including write-downs of €55 million. Sales of property, plant and equipment brought in cash of €8 million, compared with €13 million the year before. The LANXESS Group received cash inflows totaling €68 million from the divestment of subsidiaries and business units, after deducting divested cash. The compensation paid for the prior-year loss of CURRENTA GmbH & Co. OHG and investments in securities led to further disbursements of €65 million for financial assets. €23 million was spent on the purchase of the remaining 50% interest in South Africa-based Chrome International South Africa (Pty) Ltd. In connection with the concluding of a contractual trust arrangement, we transferred €60 million to LANXESS Pension Trust e.V. during the year.

Cash used in financing activities for 2007 came to €115 million, compared with €164 million in 2006. €50 million of this outflow resulted from the implementation of a share buyback program and €21 million from the payment of the first dividend to the stockholders of LANXESS AG. A net loan repayment of €12 million was also made. €31 million went for interest payments and other financing-related disbursements.

Cash and cash equivalents at the closing date amounted to €189 million, which was €18 million, or 10.5%, above the prior-year figure of €171 million.

LANXESS Group financing and ratings LANXESS's financing and rating strategies are defined simultaneously under the company's financial policy and are therefore mutually dependent. An investment-grade rating in the BBB range is among the strategic corporate goals formulated by the Board of Management and Supervisory Board. After the successful restructuring and realignment of the business portfolio and the resulting improvement of all key financial performance indicators in recent years, both Standard & Poor's and Moody's Investors Service raised LANXESS's rating in July 2007 by one notch to BBB and Baa2, respectively. The rating agency Fitch had already confirmed the BBB rating of the previous year in May 2007. All three rating agencies have issued their ratings with a stable outlook. This should allow LANXESS the headroom it needs for raising debt capital to finance growth while still maintaining this rating level.

Development of LANXESS ratings and rating outlook since October 2004

Ratings

	2004	2005	2006	2007
Standard & Poor's	BBB-/stable Oct. 29, 2004 (initial rating)	BBB-/stable	BBB-/positive May 18, 2006 BBB-/stable Sept. 18, 2006	BBB/stable July 31, 2007
Moody's Investors Service	n/a	Baa3/stable May 31, 2005 (initial rating)	Baa3/positive June 12, 2006	Baa2/stable July 17, 2007
Fitch Ratings	n/a	n/a	BBB/stable June 15, 2006 (initial rating)	BBB/stable May 31, 2007

LANXESS's financing activities in fiscal 2007 focused on securing long-term liquidity for asset procurement, as well as for organic and inorganic growth.

On the reporting date, the LANXESS Group had unutilized liquidity reserves of €2.5 billion comprising cash, short-term cash investments, an asset-backed securities program and committed credit lines. This represents an increase over the previous year of €0.8 billion. This significant liquidity reserve safeguards the Group's long-term solvency and, particularly against the backdrop of increased volatility on the capital markets, is evidence of LANXESS's forward-looking financing policy. This ensures the availability of the funds required to implement our corporate strategy.

In November 2007, a €1.5 billion credit facility agreed with an international bank consortium was added as a new core component of the liquidity reserve to further improve the maturity structure of financial instruments. This replaced the €1.25 billion credit facility arranged in October 2005. In addition to extending the term for two additional years to November 2014, improvements to the contract itself were agreed without altering the conditions. A significant oversubscription of over 60% also allowed us to increase the amount of the credit facility from the originally planned €1.25 billion to €1.5 billion. LANXESS is therefore one of the few European companies that has successfully placed a syndicated line of credit with a term of seven years since the start of the financial market crisis in July 2007.

In addition to this syndicated facility, LANXESS also held additional confirmed bilateral credit lines totaling €660 million as of the reporting date.

No further financing-related transactions were entered into during fiscal 2007.

Due to LANXESS's good liquidity position, the asset-backed securities program of LANXESS Deutschland GmbH with an initial volume of €200 million, implemented in 2004, was not utilized in fiscal 2007 and was utilized in the amount of up to €50 million in 2006. As a rule, the sale of receivables to raise credit would be reflected in the Group balance sheet. This transaction is therefore considered as on-balance sheet financing.

Lease financing, generally in the form of finance leases, is used to further diversify financing sources. These are reported accordingly as financial liabilities on the balance sheet. As of December 31, 2007, this item amounted to €63 million, against €62 million in the previous year.

As of December 31, 2007, LANXESS had no material off-balance-sheet financing in the form of factoring, asset-backed structures or project financing, for example. Operating leases amounted to €66 million in 2007, against €86 million in 2006, and play only a secondary role in LANXESS's overall financing structure.

Of the €666 million in total financial liabilities as of December 31, 2007, some 90% bears a fixed interest rate over the term of the financing. Interest rate changes therefore do not have a material effect on LANXESS's financial condition considering the current financing structure.

In fiscal 2005, LANXESS launched a bond that in light of its €500 million issue volume qualified as a benchmark bond for inclusion in the major European bond indices. The bond was issued with a seven-year maturity ending June 21, 2012 and a 4.125% annual interest coupon by LANXESS Finance B.V., an indirectly wholly owned subsidiary of LANXESS AG. The bond is guaranteed by LANXESS AG and received investment-grade ratings of BBB from Standard & Poor's and Baa2 from Moody's Investors Service. The bonds are traded on the Luxembourg Stock Exchange under the securities identification code A0E6C9.

Bond performance – Evolution of credit spread in 2007 An important indicator for corporate bonds, apart from the absolute change in price, is the relative valuation of the risk specific to the issuer in comparison to a reference interest rate. This valuation is expressed in what is known as the "credit spread." The chart below shows the evolution of the credit spread of the LANXESS bond in comparison to the interest-rate swap curve.

Compared to the multi-industry iBoxx BBB Index, LANXESS's credit spread hovered above that of the index until about mid-July 2007, subsequently developing better than the reference index through the end of 2007 for reasons that included the rating upgrades by Standard & Poor's and Moody's. By year end, our bond spread was again moving toward the level of the iBoxx BBB Index which, at around 110 basis points, was nearly double the spread at the end of 2006 and therefore reflected the sharp increase in volatility and uncertainty on debt capital markets at the end of 2007.

LANXESS Eurobond Spread vs. iBoxx Euro Corporates BBB and iBoxx Euro Chemicals Index (bps)



120
100
80
60
40
20
0
Jan. 01, 2007
Dec. 31, 2007
— LANXESS Eurobond 2012
— iBoxx Euro Corporates BBB
— iBoxx Euro Chemicals Index

EMPLOYEES

As of December 31, 2007, the LANXESS Group had a total of 14,610 employees. This was 1,871 fewer than a year earlier, due primarily to the divestment of the Lustran Polymers business unit and the Borchers activities. The employees of these business units were no longer included as of the reporting date.

As of December 31, 2007, the LANXESS Group employed 2,734 individuals in the EMEA region (not including Germany), compared to 3,083 the year before. The number of employees in Germany was down from 8,263 to 7,847. Staff in the Americas region declined to 2,650 from 3,094 in the previous year. The drop in the number of employees in all regions is mainly due to the divestment of the Lustran Polymers business. The sale of Borchers led to an additional reduction in our headcount in Europe. The increase in the number of employees in the Asia-Pacific region was offset by the divestment measures, resulting in an overall decline from 2,041 to 1,379 employees.

Personnel expenses totaled roughly €1,064 million, or 16.1% of sales, down 6.3% from the previous year. Wages and salaries, at €813 million, accounted for most of these personnel expenses. Social security contributions were €183 million, while pension plan expenses totaled €65 million, and social assistance benefits came to €3 million.

Working conditions Our success is based on the performance and commitment of our employees. For this reason, the only way to reach our corporate goals and ensure our competitiveness is through focused and sustainable development of our employees. LANXESS has positioned itself favorably in the competition for suitable employees by encouraging an active sense of social responsibility, providing attractive jobs and development opportunities, offering performance-based, market-rate compensation, and promoting a management culture based on open dialogue. LANXESS is an attractive employer, offering the international and intercultural work environment of a global corporation, while at the same time featuring the flat hierarchies and short decision-making paths characteristic of a successful medium-sized enterprise. This standard applies not only in Germany, but in our international operations as well. In Brazil, for example, LANXESS was recognized by the Great Place to Work Institute as one of the best employers in the country in 2007. Receiving this award in a competition in which LANXESS was participating for the first time reflects our strong commitment to our employees. It is an example of how we live up to the standards we set and also indicates that the optimal conditions are in place for the pending integration of the employees of Brazilian company Petroflex S.A.

We strive for a fair compensation system linked to our company's success and the personal performance of our employees. Compensation systems that include variable bonus components in addition to fixed remuneration have been set up for more than 80% of our employees.

in %


Germany
EMEA (excluding Germany)
Americas
Asia-Pacific
9.5
18.1
53.7
18.7

Employees by Segment

in %


Performance Polymers
Advanced Intermediates
Performance Chemicals
Engineering Plastics
Other
17.8
0.0
29.7
35.7
16.8

Employees by Functional Area

in %


Production
Marketing
Administration
Research
2.8
11.0
15.4
70.8

LANXESS Stock Plan The LANXESS Stock Plan was again available to employees in fiscal 2007. From May 7 to 31, 2007, non-managerial and managerial employees in Germany had the opportunity to acquire LANXESS stock at a 50% discount. The share price of €38.52 on April 17, 2007 (lowest price for the day) was used to calculate the purchase price. This resulted in a subscription price of €19.26 per share.

Of the 7,500 employees entitled to participate, 64% (2006: 58%) acquired LANXESS shares. This was the highest participation rate in the LANXESS Stock Plan since its introduction in 2005.

The shares acquired through the LANXESS Stock Plan carry dividend rights and are subject to a three-year lock-up period which began on June 1, 2007 for last year's plan.

LANXESS intends also to offer the LANXESS Stock Plan in fiscal 2008.

In fiscal 2005, LANXESS launched a separate long-term compensation component for global managerial staff and top management (senior managers and the Board of Management) known as the Long Term Incentive Program (LTIP). This comprises the Economic Value Plan (EVP) and the Stock Performance Plan (SP). A new program will be launched in the current fiscal year following the issue of the last tranche in fiscal 2007.

Additional information on the LTIP program is contained in the Notes to the 2007 Consolidated Financial Statements.

Employee development We assign great importance to motivating our employees to undertake continuing professional development and improving their sense of responsibility for safety, health, quality and the environment by providing information and training. Our occupational health and safety programs are designed to protect our employees.

To promote the talents of individual employees and to supplement local employee development measures, LANXESS has established a systematic, multi-stage process of global employee development conferences where managerial staff from all countries are evaluated with regard to their potential. Employee development tools, such as assessment centers and management workshops, are used in analyzing potential and are increasingly being applied in our foreign subsidiaries as well, for example in China and India. The results form the basis of our individual employee development activities. At LANXESS, employee development is not limited solely to discussing employee potential or training, but results in concrete measures, such as job rotation and assignments abroad. Around 7% of our managerial employees are on assignment abroad, and this number is relatively evenly divided among the Americas, Asia-Pacific and EMEA regions.

Vocational training Providing vocational training for young people is a high priority at LANXESS. It safeguards the company's future and is an element of our social responsibility. At LANXESS, young people can opt to combine vocational training with university studies, or they can complete a traditional scientific, technical or commercial training program in our plants and departments. With a view to leveraging expertise and synergies, we are supported by the Training Department of our affiliate CURRENTA GmbH & Co. OHG for some aspects of theoretical training and for organizational and administrative functions. In 2007, LANXESS once again provided solid training opportunities for significantly more young people than were needed to meet the company's own requirements. With a training ratio of 7%, LANXESS outperformed the industry average in this regard and also significantly exceeded the ratio specified in the collective agreement on training in the chemical industry.

Idea management When LANXESS employees have good ideas for improving work processes, safety and environmental protection, or for preventing errors, those ideas pay off. An idea management system encourages suggestions for improvements to ensure that LANXESS will constantly be provided with new ways to improve tion. In 2007, despite the reduced headcount, LANXESS employees in Germany submitted 2,248 suggestions, which was around the previous year's level. 336 suggestions related to occupational safety and environmental protection. The savings LANXESS achieved as a result totaled some €2.6 million. In the future, our idea management activities will continue to contribute substantially to LANXESS's success thanks to a further simplified, computer-based processing system and an attractive, performance-based bonus system.

Employee representatives LANXESS values its constructive partnership with employee representatives, which is essential to continually improve the company's competitive position by developing innovative solutions. The solidarity pact agreed with German employee representatives in June 2005 contributed substantially to the company's recovery during the 2½-year term of the agreement which ended in late 2007. The pact allowed us to implement our restructuring measures in a socially acceptable way and, as a result, to sustainably reduce personnel expenses in Germany by more than €50 million.

We have continued our positive cooperation with employee organizations outside Germany, too. For example, the competitiveness of the French site in La Wantzenau was significantly improved by the conclusion of a solidarity pact resulting from constructive collaboration with employee representatives. The now more efficient site is being developed as the world's leading production facility for nitrile rubber. These examples underscore the fact that the cooperative partnerships LANXESS maintains with employee representatives allow us to strengthen our sites to the benefit of both the company and our employees.

Community assistance/employee initiatives LANXESS is a part of the local and regional communities in which our sites are located. It is important for us to be accepted as a neighbor and partner. Our company's efforts in this regard include initiatives and projects such as the creation of jobs at our chrome mine in Rustenburg, South Africa, for 16 women from the local community. This program is underwritten with funds from LANXESS's social assistance and employment plan. Our employees also volunteer in projects at many of our sites and, through their commitment to the communities in which they live and work every day, clearly demonstrate their support for the company's ideals. The employees of LANXESS Corporation in the United States are a good example. They volunteer in Orange, Chardon and Pittsburgh, and donate their time and energy to help schools and hospitals and participate in community activities. In India, LANXESS employees supported former street children together with aid organization Bombay Teen Challenge in December 2007. These examples underscore how our company and employees fulfill their responsibility to society even after the workday ends.

COMPENSATION REPORT

The structure of the compensation system for the members of the Board of Management is determined and regularly reviewed by the Human Resources Committee. The criteria for determining the appropriateness of compensation for an individual Board of Management member include, in particular, his duties, his personal performance, and the LANXESS Group's economic situation, performance, and future outlook.

In addition to a market-oriented annual base salary that is broadly in line with that paid by comparable companies, their compensation contains two variable components based on LANXESS's short-term and long-term performance.

The fixed compensation comprises the annual base salary and remuneration in kind, the latter consisting mainly of the tax value of perquisites such as the use of a company car. The aggregate amount of these components came to €2,281,000 in 2007. This amount includes €320,000 in annual base salaries paid to members who retired from the Board of Management in 2007.

The short-term, performance-based component is called the Short Term Incentive (STI), which is based on the Group's attainment of defined EBITDA targets and is equivalent to 115% of the annual base salary in the event of 100% target attainment. Maximum target attainment for 2007 is capped at 150%. The amount expensed for performance-based STI payments totaled €2,190,000 in fiscal 2007. Actual payments in 2008 may differ from this amount.

The following table shows details of the compensation paid to individual members of the Board of Management of LANXESS AG.

Short-Term Compensation of the Board of Management

in € '000	Base salary	Variable component[1]	Total
Dr. Axel C. Heitmann	751	772	1,523
Dr. Werner Breuers (from May 14, 2007)	283	257	540
Dr. Rainier van Roessel	436	412	848
Matthias Zachert	491	515	1,006
	1,961	**1,956**	**3,917**

1) payment in 2008

The members who left the Board of Management during the year received the following compensation up to their respective leaving dates:

Short-Term Compensation of Former Members of the Board of Management

in € '000	Base salary	Variable component	Total
Dr. Ulrich Koemm (until May 31, 2007)	209	163	372
Dr. Martin Wienkenhöver (until March 31, 2007)	111	71	182
	320	**234**	**554**

In addition to the above amounts Dr. Koemm and Dr. Wienkenhöver received payments of €2,868,000 and €2,704,000, respectively, on leaving the Board of Management of LANXESS AG.

The long-term, performance-based component of the compensation system is the Long Term Incentive Program (LTIP), which is divided into three three-year tranches that were issued in the years 2005 to 2007. The LTIP comprises the Stock Performance Plan (SP) and the Economic Value Plan (EVP). The first award from the LTIP is made after three years, provided defined conditions are satisfied.

The SP is linked to the performance of LANXESS stock against a reference index, the Dow Jones STOXX 600 Chemicals[SM]. The EVP is an incentive oriented toward an increase in the economic value of LANXESS. The reference for all three tranches of the EVP is the business plan for 2005 through 2007. The requirement for participation in the LTIP is a prior personal investment in LANXESS shares, which are subject to a five-year lock-up period.

For more information, particularly regarding the valuation parameters applied, please see Note (21) to the Financial Statements.

The following table provides additional information about the LTIP compensation paid:

Long-Term Compensation of the Board of Management

	SP and EVP	SP rights granted in 2007		SP rights as of Dec. 31, 2007		EVP rights as of Dec. 31, 2007	
	Cost in 2007 in € '000	Number of rights	Fair values in € '000	Number of rights	in € '000	Number of rights	in € '000
Dr. Axel C. Heitmann	277	360,000	169	1,080,000	579	480,000	448
Dr. Werner Breuers (from May 14, 2007)	56	258,000	121	258,000	8	114,667	48
Dr. Rainier van Roessel	56	258,000	121	258,000	8	114,667	48
Matthias Zachert	185	240,000	113	720,000	386	320,000	299
	574	**1,116,000**	**524**	**2,316,000**	**981**	**1,029,334**	**843**

In light of the development of LANXESS stock at the beginning of fiscal 2008, SP entitlements at the time of preparation of the annual financial statements would not result in any payment.

On termination of their employment contracts, the members of the Board of Management receive benefits under the company pension plan. These benefits are paid when the beneficiary reaches age 60 or if the beneficiary is permanently unable to work. They are paid to surviving dependents in the event of the beneficiary's death.

The new pension plan set up in 2006 for the members of the Board of Management is a defined contribution plan stipulating a basic benefit of 25% of their respective annual base salary. Moreover, Board of Management members must themselves pay an amount from deferred compensation amounting to 12.5% of the STI, which is matched by LANXESS. From the date of entitlement, 70% to 75% of the accumulated capital is paid out in a lump sum. The remaining 25% to 30% is converted to a pension benefit. Claims arising from provisions in place before the new pension plan was established are granted as vested rights. If the employment relationship ends before the beneficiary reaches age 60, the company shall pay certain additional benefits up to a defined ceiling.

LANXESS has set up provisions for the future claims of Board of Management members. The service costs recognized in the 2007 annual financial statements for this purpose totaled €1,928,000. The sum of €1,086,000 is attributable to the modification of the pension plan.

The following table shows details of the pensions for the individual Board of Management members.

Pensions of the Members of the Board of Management

in € '000	Service cost			Annual pension benefits from date of entitlement	Accumulated interest-bearing capital
	For 2007	For previous years	Total		
Dr. Axel C. Heitmann	214	0	214	240	787
Dr. Werner Breuers (from May 14, 2007)	339	0	339	100	64
Dr. Rainier van Roessel	88	1,218[1)]	1,306	100	102
Matthias Zachert	167	0	167	125	524
	808	**1,218**	**2,026**	**565**	**1,477**

1) due to crediting of employment years with the Bayer Group

The following table shows details of the pensions for the Board of Management members who left the company in the year under review.

Pensions of Former Members of the Board of Management

in € '000	Service cost			Annual pension benefits from date of entitlement	Accumulated interest-bearing capital
	For 2007	For previous years	Total		
Dr. Ulrich Koemm (until May 31, 2007)	10	235	245	250	0
Dr. Martin Wienkenhöver (until March 31, 2007)	25	(368)	(343)	144	999
	35	**(133)**	**(98)**	**394**	**999**

Obligations to former members of the Board of Management totaled €5,965,000 at December 31, 2007.

The members of the Board of Management receive indemnification should their employment contracts be terminated by the company for defined reasons such that they would leave the company before reaching age 60 or in the event of a material change of control over the company. The terms depend on the respective circumstances and, in addition to contractual compensation for the remaining term of the employment contract or transition benefits, also include settlement payments amounting to up to two times the annual base salary plus the STI.

No additional benefits have been pledged to any Board of Management member in the event of termination of their employment. In 2007, no member of the Board of Management received benefits or corresponding commitments from third parties in respect of their duties as Board of Management members.

In 2007, no loans were granted to members of the Board of Management.

REPORT PURSUANT TO SECTION 315 PARAGRAPH 4 OF THE GERMAN COMMERCIAL CODE

Pursuant to Section 315 Paragraph 4 Nos. 1 to 9 of the German Commercial Code, we hereby make the following declarations:

1. Following retirement of the shares purchased in the share buyback, the capital stock of the Group parent company LANXESS AG amounted to €83,202,670 as of December 31, 2007 (2006: €84,620,670) and is composed of 83,202,670 no-par bearer shares (2006: 84,620,670). The rights and obligations arising from the shares are governed by the German Stock Corporation Act.

2. We are not aware of any restrictions affecting voting rights or the transfer of shares. However, participants in employee stock plans are subject to a lock-up period on disposal of their shares.

3. Pursuant to Section 21 Paragraph 1 of the German Securities Trading Act, Dodge & Cox, San Francisco, California, USA 94104, informed us that, as of December 17, 2007, they had exceeded the threshold of 10% of the voting rights of LANXESS AG. Pursuant to Section 21 Paragraph 1 of the German Securities Trading Act, Barclays Global Investors UK Holdings Limited, London, UK, informed us that, as of January 28, 2008, they had exceeded the threshold of 10% of the voting rights of LANXESS AG. We received no other reports of direct and indirect equity investments in the capital of LANXESS AG exceeding 10% of total voting rights.

4. No shares carry special rights granting control authority.

5. Employees hold a direct interest in the capital of LANXESS AG through employee stock programs. There are no restrictions on directly exercising the control rights arising from these shares.

6. Section 84 of the German Stock Corporation Act and Section 31 of the German Codetermination Act apply to the appointment and dismissal of Board of Management members. Sections 179 et seq. of the German Stock Corporation Act apply to amendments to the articles of association. The articles of association of LANXESS AG do not contain any provisions deviating from these regulations, except that Section 10 Paragraph 9 authorizes the Supervisory Board to resolve on amendments relating solely to the form of the articles of association.

7. Share buyback
On May 31, 2007, the Annual Stockholders' Meeting of LANXESS AG issued an authorization, valid through November 30, 2008, to the Board of Management to purchase a total of 10% of the company's capital stock for any legally permissible purpose. At the discretion of the Board of Management, such shares may be acquired on the stock exchange or via a public purchase offer. The Board of Management is authorized to use them for any purpose permitted by law. In particular, it can retire the shares, sell them other than via the stock exchange or an offer to the stockholders, dispose of them against consideration in kind, or use them to satisfy conversion rights from convertible bonds issued by the company. The subscription right of stockholders shall be excluded if the shares are sold other than via the stock exchange or an offer to the stockholders. The Supervisory Board may rule that measures contemplated by the Board of Management based on this authorization to acquire and use shares of the company may only be undertaken with its approval.

Based on this authorization and the corresponding resolution adopted by the Board of Management of LANXESS AG on August 10, 2007 to utilize the authorization, the company repurchased a total of 1,418,000 no-par shares, each representing €1.00 of the capital stock (€1,418,000 in total), or 1.68% of the capital stock, on the stock exchange at an average price of €35.18 per share through a bank engaged by the company. Pursuant to a resolution of the Board of Management dated September 12, 2007, these 1,418,000 no-par shares were retired. At the same time, in accordance with the aforementioned authorization to retire repurchased shares and reduce the capital stock accordingly, the capital of LANXESS AG was reduced by €1,418,000 from €84,620,670 to €83,202,670 by retiring 1,418,000 no-par bearer shares with a pro-rated share in the capital stock of €1.00 each using the simplified procedure for a capital reduction.

Contingent Capital I and II
On May 31, 2007, the Annual Stockholders' Meeting of LANXESS AG twice authorized the Board of Management to issue, on one or more occasions through May 31, 2012, convertible bonds and/or warrant bonds, profit-participation rights, and/or income bonds, made out to the bearer or registered, with or without limited maturity, up to a total par value of €500,000,000 in either case, and to grant the bearers or creditors of such bonds conversion or option rights to no-par bearer shares of the company up to a total value of €21,155,167 of the capital stock. As stated in Section 4 Paragraphs 4 and 5 of the articles of association of LANXESS AG, the capital stock of LANXESS AG has been increased conditionally up to the sum of €21,155,167 in each case in connection with these authorizations (Contingent Capital I and II). Each contingent capital increase serves the purpose of granting no-par bearer shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments). The only difference between the two authorizations to issue convertible and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments) in connection with the creation of contingent capital is the amount of the conversion or option price. Otherwise they are identical in content. The Board of Management will utilize just one of the two authorizations. When issuing the convertible and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments), the Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the subscription right of stockholders in the following cases:

- for residual amounts resulting from the subscription ratio;
- if the issue price for the new shares is not significantly lower than the market price of the already listed shares at the time the issue price is finalized. If convertible and/or warrant bonds or mandatory convertible bonds are issued by application of Section 186 Paragraph 3 Sentence 4 of the German Stock Corporation Act, the issued shares may not exceed 10% of the capital stock either at the time this authorization takes effect or at the time it is utilized;
- if the profit-participation rights or income bonds are vested with bond-like characteristics;
- if bonds are issued against contributions in kind for the purpose of acquiring companies, parts of companies, or equity interests in companies and the value of the contribution in kind adequately reflects the value of the bond; and
- to the extent necessary to grant no-par bearer shares of the company to the holders of conversion or subscription rights or to grant subscription rights to the creditors of mandatory convertible bonds in the quantities to which such parties would be entitled upon the exercise of the conversion or subscription rights or the conversion of the mandatory bond.

Authorized Capital I
Moreover, pursuant to Section 4 Paragraph 2 of LANXESS AG's articles of association, the Board of Management is authorized through August 30, 2009 to increase the company's capital stock with the approval of the Supervisory Board in one or more installments through the issue of new no-par shares against cash or non-cash contributions up to a total amount of €36,517,096. Further details, including the purpose of the authorized capital and the authorization to exclude the subscription right of stockholders in certain cases, can be found in Section 4 Paragraph 2 of the articles of association.

Authorized Capital II
Finally, pursuant to Section 4 Paragraph 3 of LANXESS AG's articles of association, the Board of Management is authorized through May 31, 2012 to increase the company's capital stock with the approval of the Supervisory Board in one or more installments through the issue of new no-par shares against cash or non-cash contributions up to a total amount of €5,793,239. Further details, including the purpose of the authorized capital and the authorization to exclude the subscription right of stockholders in certain cases, can be found in Section 4 Paragraph 3 of the articles of association.

8. The employment contracts between the company and the members of the Board of Management of LANXESS AG contain agreements subject to the condition of a change of control. These are outlined in detail in the Compensation Report in this Management Report. In addition, the terms of the €500 million Euro Benchmark Bond issued by LANXESS Finance B.V. in 2005 contain a change-of-control clause which gives bondholders the right to redeem the bond should certain events occur that affect its rating. The bond was guaranteed by LANXESS AG. The company entered into a credit facility agreement with the Bayerische Landesbank concerning a general credit facility of €500 million. This agreement can be terminated without notice if another company or person takes control over more than 50% of LANXESS AG. In addition, the company also entered into an agreement with a syndicate of banks concerning a revolving credit facility of €1.5 billion. This agreement can also be terminated without notice if another company or person takes control over more than 50% of LANXESS AG.

9. The employment contracts between the company and the members of the Board of Management of LANXESS AG contain compensation agreements applicable in the event of a takeover bid. These are also outlined in detail in the Compensation Report in this Management Report

PROCUREMENT AND PRODUCTION

Procurement LANXESS uses a centrally managed global procurement organization to ensure a reliable supply of materials and services. Global procurement teams coordinate with the business units to pool requirements. A global procurement network helps them leverage purchasing synergies, so that LANXESS can move efficiently in the market and exploit price advantages. We avoid delivery bottlenecks or reliance on individual suppliers using techniques like multiple sourcing. LANXESS systematically applies best-practice processes. These include e-procurement tools, such as e-catalogs and electronic marketplaces, many of which are integrated into the company's internal IT systems. About 30% of all items ordered are now handled through e-procurement.

Procuring petrochemical raw materials is a significant priority at LANXESS. The biggest suppliers here in 2007 included BP, Chevron Phillips, Exxon Mobil, INEOS, Lyondell, Nova Chemicals, Repsol, Sabic, Shell Chemicals, Solutia, Texas Petrochemicals and Total. Other important suppliers of basic inorganic and organic chemicals are BASF, Bayer, Degussa, European Oxo, INEOS and Polimeri.

Among the most important petrochemical raw materials by far for our production operations in 2007 were 1,3-butadiene, styrene, cyclohexane, acrylonitrile, C4 raffinate 1, toluene, isobutylene and benzene. The basic chemicals ammonia, aniline, chlorine, caustic soda, and sulfur were also important, as were ferrous raw materials. In all, petrochemical raw materials accounted for a purchasing volume of about €1.6 billion in fiscal 2007 (previous year: €1.6 billion), or around 50% of the LANXESS Group's total expenditure for raw materials and goods in 2007, which amounted to approximately €3 billion. The total procurement volume in 2007 was around €5 billion, some 12% of which was attributable to the Lustran Polymers business unit, which was included in the calculation for the first three quarters of 2007.

Production LANXESS is one of Europe's major producers of chemical and polymer products. Our production facilities make anywhere from very small batches of custom-synthesized products to basic, specialty and fine chemicals and polymers in quantities of several thousand tons.

Each of the Group's production facilities is organizationally assigned to an individual business unit. The most important production sites are at Leverkusen, Dormagen and Krefeld-Uerdingen, Germany; Antwerp, Belgium; Baytown, Texas, and Bushy Park, South Carolina, United States; Sarnia, Ontario, Canada; and Weifang and Wuxi, China. LANXESS also has other production sites in Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Italy, Japan, Mexico, South Africa, Spain, the United Kingdom and the United States. We will gain three more production sites in Brazil with the acquisition of the Petroflex Group in 2008.

In the past fiscal year, we invested €284 million, primarily in maintaining and expanding our production capacities. Additional information is given under "Capital expenditures" in the Financial Condition section.

The Functional Chemicals business unit temporarily halted production of hydrazine hydrate at the site in Weifang, China, last year due to an operational incident. Because of the standstill we had to declare a state of force majeure to our customers in the Asia-Pacific region in February 2007. The declaration was subsequently lifted in November 2007.

SALES ORGANIZATION AND CUSTOMERS

Sales organization LANXESS sells its products all over the world, to several thousand customers in more than 150 countries across all continents. LANXESS's long-standing customer base includes leaders in each of its user industries. We have well-established customer relationships in all sales regions. To meet our customers' needs, we have set up very flexible marketing and sales structures. Sales are managed throughout the world through 39 companies owned by LANXESS itself. In countries where LANXESS does not have its own company, we work with local sales partners. Last year we set up our own sales company in Seoul, South Korea, enabling us to serve this important market directly. In order to increase our exposure in the growth markets of Eastern Europe, we established LANXESS Central Eastern Europe s.r.o. with headquarters in Bratislava, Slovakia, in October 2007.

Orders worth some €1.6 billion, or 24.2% of total sales, were processed via e-business in fiscal 2007. This capability is provided by the LanxessONE Internet tool and the ELEMICA Web portal for chemical products. Compared to the previous year, the share of total sales accounted for by e-business rose by 2.6 percentage points. Altogether, over 260,000 orders in the areas of purchasing, sales and logistics are handled as e-business.

To keep as close as possible to customers and ensure they receive individual support, the LANXESS business units each manage their own sales organizations. Another competitive advantage for LANXESS is provided by our 41 production sites in 16 countries. Wherever possible, customers are supplied from production sites in the same region, saving both time and money.

Selling costs for fiscal 2006 came to 10% of LANXESS Group sales, compared to 11% for the previous year.

Customers Because of its many products and lines of business, LANXESS has business relationships with a vast range of customers all over the world. They need an individualized, well-focused approach, which we are able to provide because our sales organizations are managed through the business units. Individual marketing strategies are reviewed on the basis of regular customer satisfaction surveys.

LANXESS serves the following industries in particular: tires, automotive supply, chemicals, plastics, electronics, agrochemicals, pharmaceuticals, food, water treatment, construction and furniture.

Shares of Sales by Industry Sector

in %	2007
Chemicals	> 15
Automotive, construction, electrical/electronics, life science, tires, leather/footwear	5–15
Others (cumulative share)	~ 15

As in the previous year, the LANXESS Group's top ten customers accounted for about 23% of total sales in fiscal 2007. 37 customers accounted for annual sales in excess of €20 million.

The number of customers in each segment varied widely. The Performance Polymers segment had some 4,000 customers in 2007, while Advanced Intermediates and Performance Chemicals had about 3,500 and 18,000, respectively. Taking into account the new segment structure, no segment demonstrated any major change in the number of customers compared with 2006. Each segment includes all customer groups and sales volumes. However, one customer may do business with more than one segment.

The comparatively low sales per customer in the Performance Chemicals segment, as well as its broad customer base, reflect the way in which its business often involves custom-tailored solutions in specialty chemistry. The substantially lower number of customers in the Performance Polymers segment, which generates relatively high sales, is likewise typical of the synthetic rubber products business. This extensive customer base means that no segment can be considered dependent on just a few customers.

Our research and development activities continued to focus on optimizing and further developing our existing products and processes in 2007. We also allotted additional resources for identifying innovative areas of research to help LANXESS tap growth potential in the medium term.

Our total research and development expenditures in 2007 amounted to €88 million, or 1.3% of sales (2006: €87 million, or 1.3% of sales). The Saltigo, Semi-Crystalline Products, Technical Rubber Products and Butyl Rubber business units accounted for the largest share of these expenditures, at 46% (2006: 51%). Approximately 3.1% was attributable to the Lustran Polymers business unit, which was divested effective September 30, 2007.

LANXESS research and development laboratories worldwide had 408 employees as of December 31, 2007, compared with 390 the previous year. The company maintains research and development units at the sites in Leverkusen, Krefeld-Uerdingen and Dormagen, Germany; Sarnia, Ontario, Canada; and Wuxi, China. In 2007, we opened a new research laboratory for the Technical Rubber Products business unit in Qingdao, China, and a state-of-the art test laboratory for the Semi-Crystalline Products business unit in Wuxi, China.

In 2007 we conducted some 110 research and development projects, around 90 of which aimed to develop new products or improve existing ones. The remaining 20 projects concerned process technology issues with a view to reducing costs, improving efficiency or increasing capacities. Roughly 90% of the research and development projects started in 2007 are scheduled to reach the market or technical implementation stages by the end of 2008.

The results of our research and development work are protected by patents, where this is possible and expedient. In the course of 2007, we submitted 90 priority applications worldwide (2006: 103). As of December 31, 2007, the full patent portfolio includes 1,350 patent families covering approximately 8,000 property rights.

Organizationally, the LANXESS Group's research and development units are assigned to the individual business units. This approach is intended to ensure that development activities are always closely allied to each business unit's strategies, markets and customers. For example, business units with a large proportion of commodities (products in very mature markets), such as Basic Chemicals, concentrate on constantly improving their production facilities and processes (process optimization). Other business units, such as Material Protection Products, Semi-Crystalline Products and Leather, focus their R&D activities more on optimizing products and product quality, and developing new products to meet market requirements and customers' special needs. There is also a Board initiative to coordinate research and development work across business unit boundaries, thereby promoting especially innovative products from an overall LANXESS perspective and coordinating the exchange of R&D expertise and staff among business units.

LANXESS does not conduct fundamental research. Instead, nearly all business units enter into project-specific R&D partnerships with external partners to leverage expertise not available in-house for innovative product development. In 2007, the company had a total of 36 major R&D partnerships, 16 of which were with universities, 13 with suppliers or customers, and 7 with research institutes.

As an internal source of growth, research and development plays a major role in LANXESS's business strategy. In order to more precisely define that role and the goals of research within the organization, LANXESS held its first Innovation Day on June 14, 2007. Outstanding achievements were honored before an audience of 200 participants from LANXESS's global network of research and development units. Of the some 60 projects featured, four were selected as particularly exemplary and honored with a LANXESS Innovation Award.

The award in the "Product Development – New Chemistry" category went to a research group from the Butyl Rubber business unit in Sarnia, Canada, for their work on using an innovative polymerization technique to make a new grade of butyl rubber available to industrial customers. Known as high-isoprene butyl rubber, the product enables tire manufacturers to improve tire grip and develop new inner liners with improved gas tightness.

The award for "Product Development – Applications Technology/ Formulation" went to the Inorganic Pigments business unit for its work to create new supply forms for iron oxide pigments, including a gel concentrate currently in development. LANXESS Bayferrox premium granules, which were introduced to the market in 2007 and are scheduled to become more commercially available in 2008, represent a further development in this field that has already been completed.

The Saltigo business unit has developed a high-tech, high-temperature process for the specialty chemical vinylene carbonate, which received the innovation prize in the "Process Optimization" category. Vinylene carbonate is an important additive for electrolytes in lithium ion batteries, which are used, for example, as a power source for laptops, video cameras and hybrid cars.

The award in the "Ecology" category was given to the Functional Chemicals business unit for the development of Ultramoll IV. This is a novel plasticizer for clingfilms that has been approved for use in all food contact applications because of its excellent migration properties and is manufactured from readily available raw materials, some of which are renewable. The research findings were quickly scaled up to production so that Ultramoll IV could already be brought to market in 2007. The very positive sales trend shows that the product meets a customers' urgent need.

CORPORATE RESPONSIBILITY

Corporate values LANXESS's guiding principles are characterized to a great extent by ethical values. The company's objective is sustainable, forward-looking development, which sensibly combines the demands of economy, ecology and society through responsible care – in short: sustainable development. This issue is therefore firmly anchored in our organization, requiring all employees to act responsibly in respect of people, the environment and capital. In practice, this means that we always apply our high sustainable business standards in making entrepreneurial decisions.

Our Corporate Compliance Guideline is a code of legal compliance and responsible conduct that is binding on all LANXESS employees and expresses a commitment to act in accordance with the law, apply the principles of responsible care and demonstrate ethical conduct. It contains guidance on issues such as competition; occupational, product and plant safety; environmental protection and interactions with other people.

The Board of Management established the Compliance Committee to implement the Corporate Compliance Guideline. This Committee handles all referrals concerning compliance violations, with the goal of countering any illegal or unethical conduct by LANXESS employees at an early stage or introducing suitable measures to prevent improprieties altogether. The Compliance Committee includes the heads of the Law and Intellectual Property, Human Resources, Industrial and Environmental Affairs, and Procurement group functions and the head of Internal Auditing as the LANXESS Compliance Officer.

The great importance we assign to protecting nature and the environment is manifested in our company's voluntary commitment to the principles of sustainable development and in our global implementation of a standardized environmental management system in accordance with ISO 14001. Furthermore, LANXESS is one of the signatories to the international Responsible Care® Charter that was adopted by the International Council of Chemical Associations as a significant step toward sustainable development.

Since 2006, the LANXESS Group has been honoring outstanding achievements in three categories: environmental protection; occupational, plant, process and product safety; and communication. The LANXESS Global HSE Award carries prizes of €10,000, €5,000 and €2,500. In 2007, the focus was on outstanding achievements in environmental protection. First place honors went to a team from the Inorganic Pigments business unit in Porto Feliz, Brazil, whose "Retro Washing Project" improves the iron oxide production process. A series of measures enhances product quality while at the same time reducing water consumption in production, thereby reducing manufacturing costs significantly. The judges were particularly impressed by the team's success in combining improvements in environmental protection with cost-effectiveness. Second prize was awarded to a team from India, while a team from Germany placed third. A total of 13 teams from nine countries competed, which demonstrates that environmental protection is part of LANXESS's global culture.

Because of our reputation as a good corporate citizen, we feature in the FTSE4Good sustainability index. This index lists companies which have performed particularly well in the areas of environmental protection, human rights and social standards.

Global HSEQ management system The HSEQ Committee (HSEQ = Health, Safety, Environmental Protection, Quality) has central responsibility for steering LANXESS's global HSEQ management system under the direction of Board of Management member Dr. Werner Breuers. The purpose of HSEQ management is to further improve the company's performance in these areas and to help define the global strategy for the LANXESS Group's integrated quality and environmental management system in accordance with ISO 9001 and ISO 14001. The committee includes all heads of business units and group functions.

The HSEQ Committee holds global responsibility for initiating and monitoring the implementation of all necessary HSEQ directives, strategies and programs, as well as for defining and tracking the progress on meeting the HSEQ objectives. The Industrial and Environmental Affairs group function coordinates HSEQ objectives worldwide and helps the local business units to implement these.

In fiscal 2005, we initiated the global process of aligning and controlling the HSEQ management system in order to ensure that the same environmental and safety standards are applied at all LANXESS locations throughout the world. We largely completed this process by the end of fiscal 2006. Our quality and environmental policies were revised, and global responsibilities were assigned in LANXESS directives that are binding at all our sites. We introduced key performance indicators (KPI) for HSEQ management as a way of gauging the company's HSEQ performance throughout the world. We also established a global recording and reporting system for HSE indicators, introduced a worldwide information network and internationalized the performance review process.

LANXESS uses an integrated, process-oriented management system aimed at continually improving all of the Group's corporate processes. In fiscal 2007 we continued our work to establish this integrated quality and environmental management system and pressed ahead with efforts to obtain global certification to ISO 9001 (quality management) and ISO 14001 (environmental management). A further priority is the comprehensive certification of our facilities. Our main production sites are at Leverkusen, Dormagen and Krefeld-Uerdingen, Germany; Antwerp, Belgium; Bushy Park, South Carolina, United States; Sarnia, Ontario, Canada; and Wuxi, China. At the end of fiscal 2007, around 85% of our key sites had been certified at least to either ISO 9001 or ISO 14001, bringing us closer to our goal of obtaining certification for all our major sites.

The HSEQ Committee has initiated a project with the aim of achieving global certification of all LANXESS sites under one ISO 9001 and ISO 14001 certificate by 2009. Our sites in Europe, South Africa, Canada and Mexico were consolidated under one certificate in 2007, with the sites in Asia and Brazil set to be added in 2008. The remaining sites in North and South America will join the list in 2009. LANXESS hopes this will not only significantly reduce costs, but also help it more effectively steer its business processes.

Occupational safety Occupational safety is a key issue for the LANXESS Group. The Safety Master Plan systematically identifies and sustainably reduces weak points in every organizational unit. Even after concluding the Thousand-Day Program to improve occupational safety in October 2005, we continue to track the key performance indicators. The "A Greater Sense of Safety" initiative launched as a follow-up campaign by the Board of Management covers a broader range of issues, adding topics like environmental protection, health and transport to the existing focus on occupational safety. The accident rate per million work hours was 3.6% for 2007, a reduction of 54% compared to the baseline figure at the starting date.

Environmental protection As LANXESS sees it, conserving natural resources – for example, through the most efficient possible use of raw materials and energies – and identifying further potential for reducing emissions and waste is an ongoing mission, an inherent part of our ecological obligations to which we must apply our expertise. The continuous improvement of environmental performance is a key corporate goal.

Responsibility for global implementation of the environmental protection regulations established by the Industrial & Environmental Affairs group function rests with the business units. Their own HSEQ officers and additional HSEQ experts at the sites aid in this process. Regional HSEQ units support the business units in their efforts.

In the area of supply chain management, the HSEQ management process begins with the procurement of raw materials and services. LANXESS expects its suppliers to comply with all applicable national and other laws and regulations on safeguarding the environment and health, ensuring workplace safety and using appropriate work and hiring practices. These criteria also play an important role in our selection and evaluation of suppliers. Regular supplier audits conducted in Germany and abroad help verify compliance with these regulations. Internally, a global procurement directive defines how LANXESS staff should behave towards suppliers and their employees.

We are concerned that our products in all segments must be environmentally compatible. As early as the development stage, we consider ways that a product can be disposed of safely. LANXESS views product stewardship as our responsibility to continually improve product safety for the sake of both people and the environment. For this reason, we expressly support the protection goals of E.U. chemicals policy, implementation of the REACH Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals, and the international Responsible Care® Charter. A healthy balance must be achieved between safe production and use of chemicals and the competitiveness of the chemical industry in Europe.

LANXESS is preparing for REACH by internally reviewing all substances used. Since REACH requires examining the safe use of substances over their entire life cycle, an intensive exchange of information with suppliers and customers is needed to enable compliance with these requirements. We will pre-register all the products we currently market that are subject to the registration obligation within the specified time. Overall, LANXESS must register some 500 substances and we expect to incur costs of around €38 million during the first phase of registration through 2010.

We achieved concrete successes in environmental protection by commissioning a wastewater treatment facility in rubber and latex production. The wastewater is purified using a flotation procedure that removes fine solids, thereby reducing our COD load by 20%. In addition, we introduced process optimizations that cut by approximately 25% the amount of SO_2 emitted by our plants during the oxidation of sulfur to sulfur dioxide. We also reduced our CO_2 emissions through improved heat recovery. By linking plant areas that were formerly separated, previously unused heat from low-pressure steam can now be utilized in other processes.

In past years we always expressed the expenses associated with our environmental protection activities as a percentage of total operating costs. In 2007, we decided to calculate the costs for waste disposal, water protection, noise abatement, clean air and other environmental protection measures in relation to the relevant production unit's operating costs in an effort to report such spending more transparently. Using this new basis for calculation, spending last year by LANXESS Deutschland GmbH on environmental protection measures was 6.0% (2006: 6.1% on an adjusted basis). For LANXESS production sites worldwide the figure came to 5.9% (2006: 6.2%).

HSE indicators Our directive on tracking and reporting HSE key performance indicators (KPIs), which applies to our operations worldwide, sets forth the requirements for monitoring and presenting KPIs in the areas of health, safety and environmental protection. The Industrial & Environmental Affairs group function is responsible for data collection. Data is gathered from all sites in which the Group has a holding of at least 51%. All LANXESS production sites are included.

To facilitate global recording of the HSE KPIs, LANXESS developed a proprietary system that went live in April 2007. Our goal is to make the system much more efficient and user-friendly than in the previous year. We are now able to report HSE KPIs for each business unit and site throughout the world.

Social commitment LANXESS embraces its responsibility to society and regularly sponsors projects, particularly in the areas of education, science and culture. Because our success depends on highly qualified employees, we view promoting the study of the natural sciences among young people as a particularly high priority. For this reason LANXESS has been a sponsor of the International Chemistry Olympics for some years and hosts the North Rhine-Westphalia qualifier that determines which school students participate in the German final of the international competition. One example of our cultural commitment in 2007 is the "Young Euro Classic", a symphony orchestra comprised of young musicians from China and Germany. The LANXESS Group sponsored appearances by the orchestra in cities like Shanghai and Beijing.

Risk management Risk management is important for LANXESS because business activity necessarily entails risks as well as opportunities. The LANXESS Group's success is significantly dependent on identifying both opportunities and risks and actively managing them. Effective risk management is therefore a core element in safeguarding the company's existence for the long term and ensuring its successful future development.

LANXESS's risk management approach is based on clearly defined business processes, the precise assignment of responsibilities throughout the Group, and reporting systems that ensure the timely provision of the information required for decision-making to the Board of Management or other management levels. The company's risk management system is based on an integration concept, i.e. the early identification of risks is an integral part of the management system and not the object of a separately organized early warning system. The risk management system comprises many different elements that are embedded in the overall structural and process organization. Risk management is viewed as a primary duty of the heads of all business units, as well as of those people in Group companies who hold process and project responsibility. Risk management is incorporated into business processes primarily through the company's organizational structure, its planning, reporting and communication systems, and a body of detailed management regulations and technical standards. Various committees and other bodies discuss and monitor opportunities and risks.

At LANXESS, the business units each conduct their own operations, for which they have global profit responsibility. Group functions and service companies support the business units by providing financial, legal, technical and other centralized services. Complementing this global alignment of the business units and group functions, the country organizations ensure the required proximity to markets and the necessary organizational infrastructure. In line with this division of duties, LANXESS has assigned responsibility, i.e. defined the risk owners, for the following:
- risk identification and analysis,
- risk prevention (measures taken to avoid, minimize or diversify risk),
- risk monitoring (e.g. on the basis of performance indicators and, perhaps also, early warning indicators),
- risk mitigation (measures to minimize damage upon occurrence of a risk event) and
- communication of the key risks to the management organs, business units and group functions.

Risk transfer transactions (hedging transactions or insurance) are entered into and managed centrally at LANXESS via the Treasury group function.

In connection with the decentralized organization of its risk management, LANXESS has established a central risk database to which the risk owners contribute structured data about identified risks. Integration of the German and foreign Group companies is achieved via the business units and group functions and also via the country representatives, who represent LANXESS to the outside and also input risks into the central database. To this end, standardized risk categories have been defined along with parameters for probabilities of occurrence and damage levels. The recording and significance threshold for the identification and documentation of risks have been defined uniformly for the Group at €1 million and €10 million. The central risk database is managed by the Internal Auditing group function and forms the basis for annual reporting on the Group's risk environment to the LANXESS Board of Management and the Supervisory Board.

There is also provision for immediate internal reporting on specific risk issues such as significant corporate compliance violations. In 2007 there was no cause for immediate reporting of this kind on significant risks at LANXESS. In addition to the standard risk reporting system required by the German Law on Corporate Control and Transparency, LANXESS has a hierarchical reporting system for appraising potential opportunities and risks and making them known to the Board of Management.

To supplement the central risk database, corporate planning is another core element of opportunity and risk management at LANXESS. During the planning process, information about developments expected in the future is collected and mapped across the Group. Forecasts are prepared and those risks and opportunities considered relatively likely to materialize are presented as worst-case/best-case scenarios. Certain Board of Management meetings are dedicated to discussing corporate planning and the associated opportunities and risks. Each fiscal year, the annual plan is adjusted and monitored by regularly recording current expectations. Significant and strategic opportunities and risks are systematically analyzed and evaluated by the Corporate Development group function with the goal of ensuring that the Group is pursuing the correct long-term strategy.

LANXESS's risk management principles are laid down in a Group directive. Risk management also includes preventing illegal conduct by our employees. To this end, we obtain extensive legal advice concerning business transactions and obligate employees by means of our compliance code to observe the law and to act responsibly. A Compliance Committee promotes and monitors adherence to these compliance guidelines. Its work is supported by compliance officers who have been appointed for each country in which LANXESS has a subsidiary. The Compliance Committee reports directly and regularly to the Board of Management.

Monitoring of risk management and of LANXESS's internal control system (ICS) by means of process-independent testing is part of the risk management system. Within the Group, the Internal Auditing group function is tasked with overseeing both the functionality of the internal control and monitoring system and compliance with organizational safeguards. Planning of audits (selection of audit subjects) and audit methods applied by this group function are correspondingly aligned with risks. In addition, the risk management system is evaluated by the auditor as part of the audit of the annual financial statements. In the course of exercising its duties under the articles of association, the Supervisory Board also exercises control functions, including regular monitoring of the efficiency of the risk management system by its Audit Committee and reviewing reports about the nature and results of the Compliance Committee's work and the work performed by the Internal Auditing group function.

LANXESS considers the motivation of its employees to be a key factor in exploiting opportunities. For this reason, we highly value a corporate culture which fosters the search for and implementation of new possibilities. One component of this effort is providing a financial bonus for ideas submitted via the company's idea management system.

LANXESS has acknowledged that managing the company necessarily involves managing risk. Steps have been taken to ensure that potential risks or opportunities relevant to the attainment of corporate goals are fully identified and quantified at an early stage. Preventive measures and safeguards minimize the probability that risks will materialize and limit their potentially adverse effects. The management of opportunities and risks is one of LANXESS's goals and therefore constitutes an integral part of decision-making processes.

Risks of future development

Market risks LANXESS is exposed to the general economic and political opportunities and risks of the countries and regions in which its companies operate. As a chemicals enterprise, LANXESS is subject to economic risks and the risks typical of this industry sector. The volatility and cyclicality of the global chemical and polymer markets and their dependence on developments in customer industries harbor opportunities and risks with respect to LANXESS's business volume. The potential impact of the U.S. credit crisis on both the U.S. and global economy could also adversely affect LANXESS. The company anticipates future growth to come from a continuing increase in demand on emerging markets, particularly in Brazil, Russia, India and China. If the general business environment in these countries should deteriorate due to economic or other factors, one of LANXESS's key growth drivers could be weakened or eliminated.

LANXESS's risk profile is influenced by structural changes in markets, such as the entry of new suppliers, particularly those based in emerging economies; the migration of customers to countries with lower costs; and product substitution or market consolidation trends of the kind already occurring in some sectors, particularly rubber. LANXESS counters such trends by restructuring operations to achieve a sharper focus and arrive at a product portfolio with which it can operate successfully for the long term. At the same time, LANXESS systematically manages costs.

On the procurement side, the principal risk lies in the volatility of raw material and energy prices. In particular, the increase in the prices of oil and petrochemical derivatives is leading to a rise in production costs. LANXESS mitigates this type of procurement risk by entering into long-term supply contracts for most raw materials and agreeing price escalation clauses with customers. LANXESS also hedges this risk in some cases via derivatives transactions where liquid futures markets are available for raw materials and energy. Detailed information is contained in the section headed "Raw material price risk" under Note [31], "Financial instruments", to the Consolidated Financial Statements. To guard against possible supply bottlenecks due to factors such as the failure of an upstream operation at a networked site, LANXESS pursues an appropriate inventory strategy and lines up alternative sources of supply.

Corporate strategy risks LANXESS is consistently pursuing the strategic optimization of the enterprise. Its efforts include ongoing efficiency enhancement, strengthening of core businesses, active portfolio management, and proactive participation in industry consolidation through partnerships, divestments and acquisitions.

The success of the decisions associated with these efforts is naturally subject to forecasting risk in respect of predicting future (market) developments and making assumptions about the feasibility of planned measures. For example, the entry into or exit from a business segment could be based on profitability or growth expectations that prove to be unrealistic over time. LANXESS mitigates this risk by carefully and systematically processing decision-making information. During this process, the business units affected and the Board of Management receive support from departments with the requisite expertise and, if necessary, from external consultants. When gathering information about potential M&A candidates, it is possible that certain facts required to assess a candidate's future performance or to determine the purchase price are not available or are not correctly interpreted. LANXESS reduces this risk by conducting extensive and well-structured due diligence analyses and, where possible, by concluding appropriate liability agreements with the other parties.

The preparatory work for investments that exceed a specified significance threshold is the responsibility of the relevant business units. After review by an Investment Committee set up for this purpose, this information is presented to the Board of Management for a decision. This procedure ensures that investments are in line with our corporate strategy and satisfy our profitability and security requirements. Overall, we believe that our investments and portfolio adjustments actively contribute to the further development of LANXESS because of the care exercised when weighing the associated opportunities and risks.

Financial risks Changes in exchange rates can affect LANXESS's results. In light of the company's strong European asset base, exports to the dollar zone become more expensive particularly when the euro moves higher against the U.S. dollar. Long-term changes in currency parities can negatively or positively influence competitiveness with suppliers outside the euro zone. At LANXESS, payment flows in various currencies are documented, monitored and managed centrally. This enables LANXESS to offset the various foreign exchange effects of procurement and sales activities, and the foreign currency balances of the individual LANXESS companies, against one another. The goal is to hedge the residual amounts with derivative financial instruments. LANXESS only hedges foreign currency items that have arisen from the company's core businesses or are considered highly likely to arise.

The interest rate risk is managed centrally by the Treasury group function for the entire LANXESS Group. The majority of the company's debt was raised at fixed terms. Possible interest rate shifts in the coming years will therefore only have a limited effect on LANXESS. The Treasury group function also verifies customers' creditworthiness in close cooperation with our sales departments to minimize the default risk.

Due to our existing liquidity reserves, including seven-year credit line of €1.5 billion that was undrawn at December 31, 2007, and our financial structure, which has improved significantly since LANXESS's founding, we have not identified any liquidity risks. This assessment is supported by the investment-grade ratings assigned to LANXESS by external rating agencies. Detailed information about our financial risks and how we manage them is contained in Note [31],"Financial instruments", to the Consolidated Financial Statements.

Legal risks Companies in the LANXESS Group are parties to various litigations. The outcome of individual proceedings cannot be predicted with assurance due to the uncertainties always associated with legal disputes. To the extent necessary in light of the known circumstances in each case, LANXESS has set up risk provisions for the event of an unfavorable outcome of such proceedings.

Taking into account existing provisions and insurance, as well as agreements reached with third parties in respect of liability risks arising from legal disputes, the company currently estimates that none of these proceedings will materially affect the future earnings of the LANXESS Group.

In our reporting in previous years, we referred to heightened risks relating to certain antitrust proceedings brought by regulatory authorities or civil courts in the United States, Canada and Europe concerning certain products of the former Rubber Business Group, which was transferred to the LANXESS Group in the course of the spin-off from Bayer AG. LANXESS AG and Bayer AG agreed on specific rules governing their respective share of the liabilities in connection with these proceedings. The rules provide that LANXESS will bear 30% and Bayer AG 70% of such liabilities. LANXESS's total liability was limited to an amount that has now been exhausted by the payments which have since been made. However, LANXESS AG still faces the possibility of having to bear 30% of defense costs and 30% of additional taxes that may be payable if the tax deductibility of expenses is restricted.

Additional information on our legal risks can be found in Note [21], "Other current and non-current provisions", to the Consolidated Financial Statements.

Production and environmental risks Although LANXESS applies high technical and safety standards to the construction, operation and maintenance of production facilities, interruptions in operations, including those due to external factors, such as natural disasters or terrorism, cannot be ruled out. These can lead to explosions, the release of materials hazardous to health, or accidents in which people, property or the environment are harmed. In addition to systematically monitoring compliance with quality standards aimed at avoiding such stoppages or accidents, LANXESS is also insured against the resulting damage to the extent usual in the industry.

Possible tightening of safety, quality and environmental regulations or standards can lead to additional costs and liability that are beyond the control of LANXESS. Particularly noteworthy in this regard is the implementation of the E.U. Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). In addition to direct costs that could arise due to additional measures necessary to comply with these standards, market structures could change to LANXESS's disadvantage as a result of a shift by suppliers and customers to regions outside Europe.

LANXESS is and was responsible for numerous sites and landfills in which chemicals have been produced or stored for periods that in some cases exceed 140 years. The possibility cannot be ruled out that pollution occurred during this time that has not been discovered to date. LANXESS is committed to the Responsible Care initiative and actively pursues environmental management. This includes constant monitoring and testing of the soil, groundwater and air. Sufficient provisions have been set up within the scope permitted by law for necessary containment or remediation measures in areas with identified contamination.

LANXESS's product portfolio includes substances that are classified as hazardous to health. In order to prevent possible harm to health, LANXESS systematically tests the properties of its products and draws its customers' attention to the risks associated with their use. We have also arranged for adequate product liability insurance.

Other risks In the course of the spin-off from Bayer, LANXESS acquired structures and circumstances that will in the future be subject to assessment by the tax authorities. Even if LANXESS believes that all circumstances have been reported correctly and in compliance with the law, the possibility cannot be ruled out that the tax authorities may come to a different conclusion in individual cases.

The provision of correct information at the correct time to the correct addressee is one of LANXESS's success factors. LANXESS is dependent on its integrated IT systems to manage this information. In order to ensure constant availability of its data, LANXESS maintains data back-up systems, mirrored databases, anti-virus and access restriction systems, along with other state-of-the-art security and monitoring tools.

LANXESS's activities depend on its employees. With regard to human resources risks, industrial actions in some countries resulting from disputes about the implementation of restructuring measures or in connection with negotiations concerning future collective pay agreements cannot be ruled out. We counter this risk by fostering open communication with our employees and their representatives.

Another human resources risk we face is the anticipated increase in our personnel expenses because of future wage increases. If the rate of increase is particularly high, we may not be able to raise productivity enough to compensate for the higher costs.

Overall risk Over time LANXESS's overall exposure to risk has proven largely stable. Changes with respect to the previous year are chiefly attributable to external factors, most notably the U.S. credit crisis and flagging U.S. economy, rising oil prices, as well as depreciation of the U.S. dollar against the euro.

The world's major rating agencies, Standard & Poor's, Moody's Investors Service and Fitch Ratings, all have LANXESS at a solid "BBB" or "Baa2" investment grade rating with stable outlook. In the case of Standard & Poor's and Moody's, this represents an upgrade of one notch from a year earlier. We believe that these increases are primarily the result of LANXESS's enhanced financial strength. By improving its financial structures, LANXESS is better placed than before to successfully master any risks that materialize.

Based on an overall evaluation of risk management information, we have not identified any sufficiently likely risks or risk combinations that would jeopardize the continued existence of LANXESS.

EVENTS AFTER THE BALANCE SHEET DATE

With energy and raw material costs continuing to rise, LANXESS introduced an efficiency enhancement program at its Canadian site in Sarnia. The primary aim of the program is to further streamline the service areas for butyl rubber production and to close the NBR unit. Some 270 positions will be eliminated in the process. NBR production will be transferred to La Wantzenau, France. According to provisional calculations, the savings that will be reflected in earnings starting in 2009 will amount to a mid single-digit million figure. In 2008 we expect one-time costs of up to €20 million.

OUTLOOK

Expected changes in business conditions Uncertainty has dominated global economic projections since the beginning of 2008 because of fears about the lasting effects of the U.S. credit crisis on the various sectors of the real economy.

Against this backdrop, we currently assume that economic performance will vary from region to region. Our present forecasts project a slowdown in the U.S. economy in fiscal 2008. Europe overall is also expected to see a slight reduction in growth. Germany will be no exception, but its economy should still prove robust in 2008. Asia's emerging markets are poised to sustain their momentum and we expect growth to remain strong, especially in China at 8.6%. The economies of central and eastern Europe and South America are also likely to perform well, with substantial stimulus coming particularly from Brazil. Overall, we predict that the global economy will expand by 2.8% for the full year.

In addition to the growth of the various economies, the performance of the U.S. dollar and rising oil prices, the reference for our raw material costs, are of significance for us. In our business planning we are assuming that the U.S. dollar will be unable to recover until the second half of the year at the earliest. The prices of our raw materials and utilities will remain high and volatile.

Expected Growth in GDP

Change vs. prior year in real terms (%) (projected)	Gross domestic product		
	2008	**2009**	**2010–2013**
Americas	2.0	2.5	3.0
NAFTA	1.4	2.2	2.8
Latin America	4.9	4.4	4.2
EMEA	2.2	2.6	2.3
Germany	1.6	2.0	1.7
Western Europe	1.5	2.0	1.7
Central/Eastern Europe	5.6	5.4	5.1
Asia-Pacific	4.5	4.6	3.8
Japan	1.2	1.9	1.5
China	10.7	9.8	8.1
India	8.0	8.4	8.1
World	**2.8**	**3.1**	**3.0**

(data based on February 2008 forecasts)

Future performance of the chemical industry LANXESS is confident that the chemical industry will continue to perform well in 2008. In keeping with our estimates for global economic growth, we expect the chemical sector to expand by 3.0%. The regions that proved fast-growing in prior years will again grow strongly, although not at the same pace as before. We forecast production increases in India and China at the general level of GDP growth. For the Americas region, we project only slight growth. The pace of expansion will also slow in Europe, but the growth rates in central and eastern Europe will remain strong.

Expected Growth in Chemical Production

Change vs. prior year in real terms (%) (projected)[1]	Chemical Production		
	2008	**2009**	**2010–2013**
Americas	1.0	1.5	2.0
NAFTA	0.5	1.5	2.0
Latin America	3.0	3.0	3.0
EMEA	2.0	2.0	2.0
Germany	1.5	2.0	2.0
Western Europe	1.5	2.0	2.0
Central/Eastern Europe	5.0	4.5	4.0
Asia-Pacific	6.0	6.0	5.5
Japan	1.0	2.0	1.0
China	8.5	8.0	7.5
India	9.0	8.5	8.0
World	**3.0**	**3.5**	**3.5**

1) rounded to 0.5%

Future evolution of selling markets The trends we expect to see in our selling markets reflect the regional differences in the economies.

In the Americas region, our key U.S. selling markets will continue to decline. In line with expectations, forecasts for the construction (–1.0%), automotive (–1.0%) and tire industries (–2.0%) are weak. In Latin America, all listed selling markets show a clear uptrend. The situation in Europe is not uniform. While growth in western Europe will decrease slightly yet remain robust, central and eastern Europe are expected to return a consistently strong performance. The same applies to our major selling markets in the Asia-Pacific region. Alongside positive projections for the automotive (6.0%) and tire industries (6.5%), forecasts for the region's construction and electronics industries indicate a continuation of the impetus for growth.

These forecasts clearly show the ongoing shift of tire production to emerging economies. As they move to tap growth markets, automakers are also relocating manufacturing operations there with the aim of serving the markets locally.

Growth Forecasts for Major User Industries

Change vs. prior year in real terms (%)[1] (projected)	Automotive			Construction			Electrical (incl. software and services)			Tire		
	2008	2009	2010 -2013	2008	2009	2010 -2013	2008	2009	2010 -2013	2008	2009	2010 -2013
Americas	0.5	3.0	2.0	0.0	1.0	2.5	7.0	8.0	5.0	0.5	0.0	0.0
NAFTA	(1.0)	3.0	2.0	(1.0)	0.5	2.0	7.0	8.5	5.0	(2.0)	(2.0)	(1.5)
Latin America	6.5	3.5	3.5	6.0	5.5	5.0	6.0	5.5	5.0	7.0	4.0	3.5
EMEA	1.5	2.0	4.0	2.5	2.5	2.5	5.0	4.5	4.0	3.0	3.0	2.5
Germany	(4.5)	2.5	2.0	1.0	1.5	1.0	6.0	5.5	4.0	(2.0)	(1.0)	(1.0)
Western Europe	(4.5)	(1.0)	1.0	1.5	2.0	1.5	4.0	4.0	3.5	(0.5)	0.0	(0.5)
Central/Eastern Europe	14.0	7.0	9.0	8.0	7.0	5.5	11.5	11.0	8.5	8.5	7.0	5.5
Asia-Pacific	6.0	5.5	5.5	4.0	4.5	4.0	8.0	8.0	7.0	6.5	7.0	6.5
World	**3.0**	**4.0**	**4.0**	**2.5**	**3.5**	**3.0**	**7.0**	**6.5**	**6.0**	**4.0**	**4.0**	**4.0**

1) rounded to 0.5%

Future focus of the LANXESS Group LANXESS is well positioned worldwide and has once again substantially strengthened its presence in Asia, Latin America, and central and eastern Europe. It will continue to further drive expansion of its market positions there. Our increasing presence in these key growth markets gives us the opportunity to benefit from future positive economic momentum in the individual regions.

An important step for our future growth in Latin America was the acquisition in December 2007 of Brazilian chemicals group Petroflex S.A. It is planned to include these operations in our financial statements starting in the second quarter of 2008. In Asia, the construction of a world-scale butyl rubber plant will give us an important basis for further expanding our market position in the region and responding to the increase in global demand for butyl rubber. Our presence in Asia will also be bolstered by the new production plant to be built in Jhagadia, India, for the Ion Exchange Resins business unit, which is assigned to the Performance Chemicals segment. Once this major project is completed in 2010, LANXESS will have a local facility for the direct supply of Asia's growing demand for products used in fields like industrial water treatment.

As well as enhancing our operating business, this growth has above all facilitated the successful implementation of the restructuring measures initiated. The associated improvement in our cost structures has made the LANXESS Group structurally and financially stronger in the long term. By also targeting greater flexibility in the management of our assets, we are increasingly building a structure that enables us to counteract cyclical fluctuations and further increase the Group's stability. One example is the Polybutadiene Rubber business segment, which is part of the Performance Polymers segment. In 2006, LANXESS scaled back production at its site in Orange, Texas, in keeping with weaker demand in the region. In fiscal 2007, capacity was raised again as a result of higher demand, which allowed us to participate in the growth.

Streamlining our business portfolio has also contributed substantially to strengthening and realigning the Group. After divesting the low-earning Fibers, Paper and Textile Processing Chemicals businesses in 2006, in 2007 we successfully transferred our Lustran Polymers business unit to a new company, a step that greatly sharpened our focus as a specialty chemicals enterprise. The remaining 13 business units were regrouped into three segments. With the new alignment, we are focusing on offering premium products, processes and services, which will likewise reduce the Group's exposure to cyclicality.

Despite the progress we have already made, we remain committed to positioning the LANXESS Group in accordance with a set of clearly defined priorities. LANXESS aims to expand its market position as a specialty chemicals enterprise in the premium segment, make its businesses more stable and efficient, and thereby increase the value of the company for its stakeholders.

Product portfolio LANXESS's presence in all key customer industries is ensured by its broad portfolio of leading, high-demand products for important growth sectors. These include halobutyl rubber for high-performance tires and Durethan® for hybrid components used to achieve weight reductions in automotive engineering. We believe that significant opportunities for our product portfolio can be generated by its consistent optimization and by accessing new future-oriented segments with innovative developments. For example, LANXESS produces antioxidants as additives to improve the storage stability and usability of biodiesel.

The broad diversification of its product portfolio makes LANXESS independent from any one product or process. In that regard, no product or process innovations are expected in 2008 that would individually have a significant influence on the LANXESS Group's performance. Instead, opportunities in procurement, production and sales will derive from the continuous improvement of a large number of products, processes and structures. LANXESS will systematically pursue this optimization process with an eye to market requirements.

Research and development We intend for innovations to continue playing a large role in our efforts to achieve our organic growth targets and therefore increased our research and development budget for fiscal 2008. Roughly 90% of the research and development projects started in 2007 are scheduled to reach the market or technical implementation stages by the end of 2008.

Expected results of operations We do not expect the slowdown in the U.S. economy to materially affect the dynamic growth of our user industries in Asia, Latin America and eastern Europe. Due to our global positioning, we therefore anticipate further operational sales growth in the current fiscal year, especially given the good start to 2008.

Our performance forecasts for the three segments are as follows:

In the **Performance Polymers** segment, the strong trend for mobility, which is growing in Asia and Latin America in particular, will continue to drive steady growth in the tire industry in 2008. We will share in this growth, one reason being the stepwise expansion of our existing plant capacities, for example in the Butyl Rubber business unit. We are also working to continuously improve the efficiency of our sites, a case in point being the relocation of NBR production in the Technical Rubber Products business unit from Sarnia, Canada, to La Wantzenau, France. For the reasons named, we are confident overall with respect to the business trend in the Performance Polymers segment.

In the **Advanced Intermediates** segment, our business units are benefiting from the current buoyancy of the agrochemicals market. The Basic Chemicals business unit, by comparison, which is more sensitive to cyclicality, will feel the impact of declining growth in the United States, but will simultaneously profit from the momentum in Asia's economies and the continuing withdrawal of competitors from the European market. Thanks to the successful restructuring achieved to date, the Saltigo business unit, which is less vulnerable to cyclicality, will be able to position itself increasingly as an independent supplier in the market and thereby generate potential to acquire new customers. Overall, based on our performance to date in 2008, we have no indication that business in the Advanced Intermediates segment could decline.

The business units of the **Performance Chemicals** segment are characterized by different trends. In the current year, we will invest in the Material Protection Products and Ion Exchange Resins business units to enable us to benefit from the strong long-term growth rates in these markets. This will dilute our margins in the short term. In the Inorganic Pigments business unit, the sharp drop in demand in the United States will be offset by growth in Asia and central Europe. The Leather business unit continues to operate in a highly competitive environment. However, because of the backward integration of one of our key raw materials, we believe we can retain a strategic advantage over the competition. All in all, we are confident that the Performance Chemicals segment can generate sales on the level of the prior year.

A number of other factors are likely to affect the anticipated earnings of the **LANXESS Group**. In 2008, the consolidated results of LANXESS will no longer reflect any sales or earnings contributions from the Lustran Polymers business unit. The earnings contributed by Lustran Polymers in fiscal 2007 were €20 million. Given our strategy for targeted growth in the Material Protection Products and Ion Exchange Resins business units, we will temporarily forego earnings contributions in the single-digit million range. We currently do not expect any earnings contribution from Petroflex until the transaction is finalized in the second quarter of 2008. Moreover, the ongoing weakness of the U.S. dollar, which is expected to persist in the first half in particular, will impact LANXESS's EBITDA. We also expect utility prices and prices for the raw materials we use to remain high and volatile.

Despite these factors, we are confident that the anticipated business environment will favor our business performance in the current year and that we will again experience operational sales growth. We remain optimistic that the ambitious goals we originally set for 2009 can now be achieved a year earlier. These envisage an EBITDA margin level with the average for our peer group, no business unit with an EBITDA margin below 5% and retention of our investment-grade rating.

As in the past, we will provide a more detailed earnings forecast when we publish our results for the first quarter of 2008.

Expected financial condition LANXESS will continue its strategy of targeted investment and growth in the current fiscal year and plans related capital expenditures of between €330 million and €350 million in 2008. Total capital spending in the period from 2007 to 2009 will reach around €1 billion. The financing for these and other future capital expenditures, including the acquisition of Petroflex S.A., Brazil, will come from future cash flow, current liquidity and existing lines of credit. The same resources will be used to cover financing needs that arise in connection with our operating business, the anticipated dividend payment and the additional restructuring and efficiency-enhancing measures planned. The Group's liquidity is also safeguarded for the long term.

In the **Performance Polymers** segment, LANXESS will allocate some €10 million each to the research and production of technical rubber (NBR rubber) in La Wantzenau, France, and to expanding the production facility for ethylene-vinyl acetate copolymer (EVM) in Dormagen, Germany.

In the **Advanced Intermediates** segment, we will continue to expand our plant capacity at the sites in North Rhine-Westphalia. The investment volume in this segment is also to be increased in 2008.

We expect much higher capital expenditures in the **Performance Chemicals** segment in 2008 as well. The main project here is the expansion of the production site in Jhagadia, India, at a cost of some €50 million. LANXESS is building a new ion exchange resin facility there and also relocating the production of rubber chemicals from Thane, in the Indian state of Maharashtra, to the Jhagadia site.

In addition to the planned capital expenditures of €1 billion for the period 2007 through 2009, the construction of a world-scale butyl rubber plant in Asia will be one focus of spending in the coming years. The expected investment volume here is in the range of €400 million.

Summary of Group's projected performance LANXESS does not expect the slowdown of the U.S. economy to materially affect the dynamic growth of its user industries in the Asian, Latin American and eastern European markets.

We are confident about our performance in the current year. We aim to increase sales in 2008, at the same time reaching the ambitious goals we had originally set for 2009. That means our EBITDA margin will draw level with the average for the peer group, no business will have an EBITDA margin below 5%, and we will maintain our investment-grade rating.

We aim to allow stockholders to benefit tangibly from the company's success through an increase in the dividend. Therefore, at the Annual Stockholders' Meeting on May 29, 2008, we will propose a dividend payment of €1.00 per share for 2007. This marks a substantial increase from our first-ever dividend of €0.25 paid for fiscal 2006.

INCOME STATEMENT LANXESS GROUP

€ million	Note	2006	2007
Sales	[1]	**6,944**	**6,608**
Cost of sales		(5,404)	(5,147)
Gross profit		**1,540**	**1,461**
Selling expenses		(766)	(659)
Research and development expenses		(87)	(88)
General administration expenses		(254)	(256)
Other operating income	[2]	243	317
Other operating expenses	[3]	(300)	(560)
Operating result (EBIT)		**376**	**215**
Loss from investments in associates		(16)	(1)
Interest income		10	13
Interest expense		(33)	(33)
Other financial income and expense		(50)	(22)
Financial result	[4]	**(89)**	**(43)**
Income before income taxes		**287**	**172**
Income taxes	[5]	(85)	(60)
Income after taxes		**202**	**112**
of which attributable to minority stockholders		5	0
of which attributable to LANXESS AG stockholders (net income)		197	112
Earnings per share (€)	[6]	**2.33**	**1.32**

BALANCE SHEET
LANXESS GROUP

€ million	Note	Dec. 31, 2006	Dec. 31, 2007
ASSETS			
Intangible assets	[9]	41	33
Property, plant and equipment	[10]	1,465	1,459
Investments in associates	[11]	5	33
Investments in other affiliated companies	[12]	4	1
Other non-current financial assets	[13]	37	85
Non-current tax receivables		4	0
Deferred taxes	[5]	84	93
Other non-current assets	[14]	90	102
Non-current assets		**1,730**	**1,806**
Inventories	[15]	1,047	895
Trade receivables	[16]	924	809
Cash and cash equivalents	[17]	171	189
Other current financial assets	[13]	113	200
Current tax receivables		5	5
Other current assets	[18]	215	145
Current assets		**2,475**	**2,243**
Total assets		**4,205**	**4,049**
EQUITY AND LIABILITIES			
Capital stock and capital reserves		889	889
Other reserves		685	811
Net income		197	112
Accumulated other comprehensive loss		(368)	(304)
Equity attributable to minority interest		25	17
Equity	[19]	**1,428**	**1,525**
Provisions for pensions and other post-employment benefits	[20]	520	470
Other non-current provisions	[21]	271	242
Non-current financial liabilities	[22]	632	601
Non-current tax liabilities		38	36
Other non-current liabilities		36	47
Deferred taxes	[5]	57	60
Non-current liabilities		**1,554**	**1,456**
Other current provisions	[21]	354	371
Trade payables	[23]	602	487
Other current financial liabilities	[24]	84	65
Current tax liabilities		36	16
Other current liabilities	[25]	147	129
Current liabilities		**1,223**	**1,068**
Total equity and liabilities		**4,205**	**4,049**

STATEMENT OF CHANGES IN EQUITY
LANXESS GROUP

€ million	Capital stock	Capital reserves	Other reserves	Net income (loss)	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stockholders	Equity attributable to minority interest	Total
					Currency translation adjustment	Derivative financial instruments			
Dec. 31, 2005	**85**	**804**	**748**	**(63)**	**(334)**	**(1)**	**1,239**	**17**	**1,256**
Dividend payments							0	(1)	(1)
Allocation to retained earnings			(63)	63			0		0
Exchange differences					(33)		(33)	2	(31)
Other changes in equity						0	0	2	2
Net income				197			197	5	202
Dec. 31, 2006	**85**	**804**	**685**	**197**	**(367)**	**(1)**	**1,403**	**25**	**1,428**
Repurchase and retirement of own shares	(2)	2	(50)				(50)		(50)
Dividend payments				(21)			(21)	(1)	(22)
Allocation to retained earnings			176	(176)			0		0
Exchange differences					17		17	20	37
Other changes in equity						47	47	(27)	20
Net income				112			112	0	112
Dec. 31, 2007	**83**[1]	**806**	**811**	**112**	**(350)**	**46**	**1,508**	**17**	**1,525**

1) The repurchase and retirement of 1,418,000 shares reduced the underlying number of outstanding no-par shares from 84,620,670 to 83,202,670.

CASH FLOW STATEMENT
LANXESS GROUP

€ million	Note	2006	2007
Income before income taxes		**287**	**172**
Depreciation and amortization		262	298
Gains on retirements of property, plant and equipment		(2)	(3)
Income from investment in associates		16	1
Financial (gains) losses		21	(4)
Income taxes paid		(68)	(114)
Changes in inventories		(83)	(32)
Changes in trade receivables		15	(59)
Changes in trade payables		(50)	12
Changes in other assets and liabilities		11	199
Net cash provided by operating activities	[32]	**409**	**470**
Cash outflows for additions to intangible assets, property, plant and equipment		(267)	(284)
Cash outflows for financial assets		(78)	(65)
Cash outflows for the acquisition of subsidiaries		0	(23)
Cash inflows from sales of intangible assets, property, plant and equipment		13	8
Cash inflows from divestments of subsidiaries and other businesses, less divested cash		104	68
Interest and dividends received		21	21
Cash outflows for external financing of pension obligations (CTA)		0	(60)
Net cash used in investing activities	[32]	**(207)**	**(335)**
Proceeds from borrowings		18	18
Repayments of borrowings		(142)	(30)
Interest paid and other financial disbursements		(39)	(31)
Dividend payments		(1)	(22)
Disbursements for share repurchases		0	(50)
Net cash used in financing activities	[32]	**(164)**	**(115)**
Change in cash and cash equivalents from business activities		**38**	**20**
Cash and cash equivalents as of January 1		136	171
Other changes in cash and cash equivalents		(3)	(2)
Cash and cash equivalents as of December 31	[32]	**171**	**189**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL INFORMATION

The consolidated financial statements of the LANXESS Group as of December 31, 2007 have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (E.U.) and the additional requirements of Article 315a paragraph 1 of the German Commercial Code (HGB). All of the IFRSs issued by the IASB that were mandatory when these consolidated financial statements were prepared and have been applied by LANXESS AG herein have been adopted by the European Commission for use in the European Union. The consolidated financial statements therefore comply with the IFRS as a whole. The prior-year figures have been determined according to the same principles.

The consolidated financial statements comprise the income statement, balance sheet, statement of changes in equity, cash flow statement, and the notes, which include the segment information.

The consolidated financial statements of the LANXESS Group were prepared entirely in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated. Assets and liabilities are classified on the balance sheet as current or non-current. In some cases, a detailed breakdown by maturity is given in the notes.

The income statement is drawn up by the cost-of-sales method.

The fiscal year for these consolidated financial statements is the calendar year.

The annual financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group, to which the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, have issued an unqualified opinion, are published in the electronic Federal Gazette (Bundesanzeiger).

The consolidated financial statements of the LANXESS Group for fiscal 2007 were drawn up by the Board of Management of LANXESS AG and cleared for submission to the Supervisory Board on February 29, 2008. It is the responsibility of the Supervisory Board to examine the consolidated financial statements and declare whether or not it approves them.

CONSOLIDATION METHODS

Capital consolidation is performed according to IFRS 3. All business combinations are accounted for by the purchase method. The cost of acquisition is stated as the aggregate of the fair values, at the date of exchange, of the assets given, liabilities incurred or assumed, and any equity instruments issued in exchange for control of the acquiree plus any costs directly attributable to the business combination. The cost of acquisition is compared to the balance of the acquired assets and liabilities stated at fair values. Any difference to the purchase price paid is recognized as goodwill and tested annually for impairment – or more frequently where events or changes in circumstances indicate a possible impairment. Negative goodwill is immediately expensed after re-examining the purchase price allocation for possible errors.

Intragroup profits, losses, sales, income, expenses, receivables and payables are eliminated.

Joint ventures are included by proportionate consolidation according to the same principles.

By contrast, investments in material entities in which the LANXESS Group exerts material influence, generally through an ownership interest between 20% and 50%, are accounted for by the equity method. The cost of acquisition of such an entity (associate) is adjusted annually by the percentage of any change in its equity corresponding to LANXESS's percentage interest in the entity. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies.

CURRENCY TRANSLATION

In the financial statements of the individual companies that form the basis for the consolidated financial statements of the LANXESS Group, all foreign currency receivables and payables are translated at closing rates, irrespective of whether they are hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are reflected at their respective fair values.

The financial statements of foreign entities are prepared in their respective functional currencies in accordance with IAS 21. By far the majority of foreign companies are financially, economically and organizationally autonomous and their functional currencies are therefore the local currencies. The assets and liabilities of these companies are translated at closing rates while income and expense items are translated at average rates for the year.

Goodwill arising on the acquisition of a foreign entity is translated at the closing rate, irrespective of the date of acquisition.

Since equity (excluding derivative financial instruments) is translated at historical rates, the differences arising on translation at closing rates are shown separately as a currency translation adjustment in the statement of changes in equity.

If a company is deconsolidated, the relevant exchange differences are reversed and recognized in income.

Where the operations of a foreign company are essentially integrated into those of the parent company, the functional currency is that of the parent company. In these cases, currency translation is carried out by the temporal method and recognized in income.

The exchange rates for major currencies against the euro changed as follows:

Exchange Rates

€ 1		Closing rate, Dec. 31		Average rate	
		2006	2007	2006	2007
Argentina	ARS	4.04	4.64	3.86	4.27
Brazil	BRL	2.82	2.61	2.73	2.67
China	CNY	10.28	10.75	10.01	10.42
United Kingdom	GBP	0.67	0.73	0.68	0.68
India	INR	58.17	57.85	56.78	56.39
Japan	JPY	156.93	164.93	146.04	161.25
Canada	CAD	1.53	1.44	1.42	1.47
South Africa	ZAR	9.21	10.03	8.52	9.66
United States	USD	1.32	1.47	1.26	1.37

RECOGNITION AND VALUATION PRINCIPLES

Sales and other operating income Sales are recognized at the time the goods are delivered to the customer or the services are rendered, and are reported net of sales taxes and deductions. Revenues from contracts that contain customer acceptance provisions are only recognized when customer acceptance occurs or the contractual acceptance period has expired. Allocations to provisions for rebates to customers are recognized in the period in which revenue recognition legally occurs. Received payments relating to the sale or licensing of technologies or technological expertise are recognized in income as of the effective dates of the respective agreements, provided that all rights and obligations relating to the technologies concerned are relinquished under the contract terms. However, if rights to the technologies continue to exist or obligations resulting from them still have to be fulfilled, the payments received are recorded in line with the actual circumstances. Revenues such as license fees, rental payments, interest income and dividends are recognized according to the same principles.

Research and development expenses According to IAS 38, research costs cannot be capitalized, whereas development costs have to be capitalized if, and only if, specific narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves. There are also several other criteria relating to the development project and the product or process being developed, all of which must be met to justify asset recognition.

Income taxes This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes. Computation is based on local tax rates.

Income tax liabilities comprise the liabilities relating to the year under report and any liabilities relating to previous years.

Intangible assets Acquired intangible assets with a definite useful life are recognized at cost and amortized over their useful lives. The amortization period varies from 3 years for software to 20 years for concessions, industrial property rights, similar rights and assets and licenses to such rights and assets. Write-downs are made for impairment losses. Write-backs are made if the reasons for previous years' write-downs no longer apply. Such write-backs (reversals of impairment losses), however, must not cause the net carrying amounts of the assets to exceed either the amortized cost at which they would have been recognized if the write-downs had not been made, or their current recoverable value. The lower of these two amounts is recognized. Amortization for 2007 has been allocated as appropriate to the cost of sales, selling expenses, research and development expenses or general administration expenses. Intangible assets with an indefinite useful life are not amortized. They are tested for impairment annually, or more often if events or a change in circumstances indicate a possible decline in value.

Goodwill, including that arising from capital consolidation, is capitalized and tested annually for impairment – or more frequently where events or changes in circumstances indicate a possible impairment. In compliance with IAS 36, write-downs of goodwill are determined by comparing the goodwill to the discounted cash flows expected to be generated by the assets to which it can be ascribed. Any write-downs of capitalized goodwill are included in other operating expenses. IFRS does not permit write-backs of impairment charges on goodwill. Goodwill is not amortized.

The costs incurred for in-house software development at the application development stage are capitalized and amortized over the expected useful life of the software from the date it is placed in service.

Property, plant and equipment Property, plant and equipment is carried at the cost of acquisition or construction less depreciation for wear and tear. Write-downs are made for impairments that go beyond normal depreciation and are expected to be permanent. In compliance with IAS 36, impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the assets in the future. Where it is not possible to allocate future cash flows to specific assets, the impairment loss is assessed on the basis of the discounted cash flows for the cash-generating unit to which the asset belongs. Appropriate write-backs are made if the reasons for the original write-downs no longer apply.

The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.

If the construction phase of property, plant or equipment extends over a long period, the directly allocable interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Expenses for repairing property, plant and equipment are charged to income. They are capitalized retroactively as acquisition or construction costs if they will result in future economic benefits and can be accurately determined.

When property, plant or equipment is sold, the difference between the net proceeds and the net carrying amount is recognized as a gain or loss in other operating income or expenses.

The following depreciation periods, which are based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20 to 50 years
Outdoor infrastructure	10 to 20 years
Plant installations	6 to 20 years
Machinery and equipment	6 to 12 years
Laboratory and research facilities	3 to 5 years
Storage tanks and pipelines	10 to 20 years
Vehicles	5 to 8 years
Computer equipment	3 to 5 years
Furniture and fixtures	4 to 10 years

In accordance with IAS 17, leased assets in cases where all substantive risks and opportunities arising from ownership are transferred (finance leases) are capitalized at the lower of their fair value or the present value of the lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful life or the lease term, whichever is shorter. The future lease payments are recorded as financial liabilities.

In the case of leasing contracts that do not include the transfer of all substantive risks and benefits arising from ownership (operating leases), the lessee recognizes the lease payments as current expenses.

Financial instruments Financial instruments are contracts that give rise simultaneously to a financial asset for one party and a financial liability or equity instrument for the other. Under IAS 32, financial instruments include primary instruments, such as trade receivables or payables and financial assets or liabilities, as well as derivative financial instruments that are used to hedge risks arising from changes in currency exchange rates, raw material prices and interest rates. Further details of financial instruments are given in Note [31].

Trade accounts receivable and other financial receivables are recognized at amortized cost. Write-downs for amounts unlikely to be recovered are recognized via impairment accounts.

Investments in affiliated companies and the equity instruments included in non-current assets are classified as "available-for-sale" financial assets and recognized at fair value in accordance with IAS 39, except where their fair value cannot be reliably determined. In this case they are measured at cost. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test. Appropriate write-backs are made if the reasons for the original write-downs no longer apply.

Investments in companies included at equity (associates) are recognized at the amounts corresponding to LANXESS's share in their equity in accordance with IAS 28.

Financial assets held for trading are recognized at fair value. Any gain or loss arising from subsequent measurement is reflected in the income statement.

All other primary financial assets are classified as "available-for-sale" and recognized at fair value except if they are allocable to loans and receivables. Any gain or loss resulting from subsequent measurement, with the exception of write-downs and translation gains and losses, is recognized in equity until the financial asset is derecognized.

LANXESS does not utilize the option of carrying financial instruments at fair value through profit or loss.

In the case of regular-way purchases and sales, the performance date is the relevant date for first-time recognition or derecognition in the financial statements.

Derivative financial instruments and hedging transactions In accordance with IAS 39, the LANXESS Group recognizes derivative financial instruments as assets or liabilities at their fair value on the balance sheet date. Gains and losses resulting from changes in fair value are recognized in income. Where foreign currency derivatives or forward commodity contracts used to hedge future cash flows from pending business or forecasted transactions qualify for hedge accounting under this standard, changes in the value of such instruments are recognized separately in equity until the underlying transactions are realized and thus do not affect the income statement. The amounts recognized in this separate equity item are subsequently released to other operating income/expenses or cost of sales, as appropriate, when the hedged transaction is recognized in the income statement. Any portion of the change in the fair value of such derivatives deemed to be ineffective with regard to the hedged risk is recognized directly in the income statement as other operating income or expense. Changes in the fair value of interest rate derivatives used to hedge non-current liabilities with variable interest rates are also recognized in equity with no impact on income, provided that they qualify for cash flow hedge accounting.

Inventories In accordance with IAS 2, inventories encompass assets held for sale in the ordinary course of business (finished goods and trade goods), assets in the process of being manufactured for sale (work in process) and assets consumed during the production process or the rendering of services (raw materials and supplies). In accordance with IAS 2, inventories are valued by the weighted-average method and recognized at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business less the estimated production costs and selling expenses.

The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.

It also includes expenses for company pension plans, corporate welfare facilities and discretionary employee benefits that can be allocated to production. Administrative costs are included where they are attributable to production.

In view of the production and distribution sequences characteristic of the LANXESS Group, work in process and finished goods are grouped together.

Non-current assets and liabilities held for sale Assets are recognized as held for sale if it is very likely that they can be sold in their current condition. Such assets may be individual non-current assets, groups of assets (disposal groups) or complete business entities. A disposal group may also include liabilities if these are to be divested together with the assets as part of the transaction.

Assets and disposal groups classified as held for sale are no longer depreciated. They are recognized at the lower of fair value less costs to sell or the carrying amount.

Deferred taxes In accordance with IAS 12, deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carryforwards. Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. Only the amount likely to be realizable due to future taxable income is recognized. Deferred tax assets on loss carryforwards are recognized if it seems sufficiently certain that the carryforwards can be utilized. Further information is given in the section on income taxes above.

Provisions Other provisions are valued in accordance with IAS 37 and, where appropriate, IAS 19 and IFRS 2, using the best estimate of the extent of the obligation. Non-current portions of material provisions are discounted to present value if the extent and timing of the obligation can be assessed with reasonable certainty. If the projected obligation alters as the time of performance approaches (interest effect), the related expense is recognized in other financial expense. Further details of pension provisions are given in Note [20]. When calculating pension provisions, the portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method.

If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income is recognized in the cost of sales, selling expenses, research and development expenses or general administration expenses, as appropriate.

Personnel commitments mainly include annual bonus payments, payments under long-term compensation programs, long service awards and other personnel costs. Reimbursements to be received from the German government under the phased early retirement program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled.

Provisions for trade-related commitments mainly comprise those for rebates.

The LANXESS Group also records provisions for current or pending legal proceedings where the resulting expenses can be reasonably estimated. These provisions include all estimated fees and legal costs and the cost of potential settlements. The amounts of such provisions are based upon information and cost estimates provided by the Group's legal advisers. The provisions are regularly reviewed (at least once a quarter) together with the Group's legal advisers and adjusted if necessary.

Liabilities Current liabilities are recognized at repayment or redemption amounts. Non-current liabilities and financial obligations that do not constitute either the hedged item or the hedging instrument in a permissible hedge-accounting relationship are carried at amortized cost.

Liabilities under finance leases are recognized at the fair value of the leased asset at the inception of the lease or the present value of the minimum lease payments, whichever is lower. Thereafter the minimum lease payments are divided into financing costs and the portion representing repayment of the principal.

Cash flow statement The cash flow statement shows how the liquidity of the LANXESS Group was affected by cash inflows and outflows during the year. The effects of acquisitions, divestments and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7. The cash and cash equivalents recognized in the cash flow statement comprise cash, checks, bank balances and securities with maturities of up to three months from the date of acquisition.

Global impairment testing procedure and impact In the LANXESS Group, non-current assets are tested for impairment by comparing the residual carrying amount of each cash-generating unit to the recoverable amount.

The LANXESS Group defines its business units as cash-generating units. However, if there is reason to suspect impairment of non-current assets below business-unit level, such assets are also tested for impairment, and any impairment loss is recognized in income as an asset write-down.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. If the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized. The fair value less costs to sell is the best estimate of the price that would be obtained by selling the cash-generating unit to a third party at the time of valuation less the estimated selling costs. The value in use is defined as the present value of future cash flows based on the continuing use of the asset and its retirement at the end of its useful life.

The fair value less costs to sell is calculated from a forecast of future cash flows based on the LANXESS Group's current long-term planning. This planning is founded upon past experience and the Board of Management's estimates of expected market conditions, including assumptions regarding future raw material prices, cost of sales, selling expenses, research and development expenses, general administration expenses and exchange rates. For the purpose of calculating the present value of future cash flows, these are discounted using a weighted capital cost factor. The capital cost factor is determined from capital market models, taking into account the sector-specific structure of capital and the specific business risks to which the chemical industry is exposed.

Any impairment losses are allocated by first writing down the goodwill of the strategic business unit concerned. For this purpose, goodwill is allocated among the strategic business units on the basis of use before the impairment test. Any remaining amount is allocated proportionately among the other assets of the strategic business unit on the basis of their net carrying amounts at the closing date.

Impairment losses are fully recognized in the income statement under other operating expenses and reflected in the segment reporting in the expenses of the respective segments.

CHANGES IN RECOGNITION AND VALUATION PRINCIPLES

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) adopted a number of new accounting standards and interpretations that in fiscal 2007 became mandatory and were applied by the LANXESS Group for the first time.

In August 2005 the IASB issued IFRS 7 and a related amendment to IAS 1. IFRS 7 fundamentally restructures disclosure requirements for financial instruments and combines them all in a single standard. Since they relate only to disclosure requirements, their first-time application had no material impact on the financial position, results of operations or cash flows of the LANXESS Group. The designations of certain balance-sheet items have been altered to sharpen the distinction between financial and non-financial assets and liabilities. Liabilities from derivative financial instruments and liabilities for accrued interest have been reclassified from other current liabilities to current financial liabilities. The prior-year figures have been restated accordingly.

In January 2006, the IFRIC issued Interpretation IFRIC 8, which specifies that IFRS 2 is also applicable for agreements under which an entity receives few, if any, specifically identifiable goods or services as consideration for equity instruments granted. This interpretation has no significant influence on the financial position, results of operations or cash flows of the LANXESS Group.

The following interpretations had to be applied for the first time in 2007 but are not of significance for the LANXESS Group at the present time:

- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment

NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET MANDATORY

In March 2007 the IASB published an amendment to IAS 23 that abolishes the present option of immediately expensing borrowing costs that are directly attributable to a qualifying asset. Under the revised standard it will be mandatory to capitalize borrowing costs as part of the cost of acquisition or construction. The revised standard applies to borrowing costs for qualifying assets first capitalized on or after January 1, 2009. Since LANXESS's accounting principles are already in line with the future mandatory rules, the change in this standard will have no impact on the financial position, results of operations or cash flows of the LANXESS Group.

In 2007 the LANXESS Group did not yet apply certain further accounting standards and interpretations that had already been issued by the IASB and IFRIC but were not mandatory for that year. The application of some of these accounting standards is contingent upon their adoption by the E.U.

In November 2006, the IFRIC issued Interpretation IFRIC 11, which contains information on the treatment of share-based payment arrangements involving the granting by an entity of its own shares or those of an affiliated company. IFRIC 11 is to be applied retrospectively for fiscal years beginning on or after March 1, 2007. The LANXESS Group does not expect this interpretation to have a material impact on the Group's financial position, results of operations or cash flows.

Also in November 2006, the IFRIC issued Interpretation IFRIC 12 concerning the recognition and valuation of the rights and obligations of operators under service concession arrangements. This interpretation is to be applied for annual periods beginning on or after January 1, 2008. Since it only applies to concessions granted to private-sector companies to operate public-service infrastructure, IFRIC 12 is not relevant for the LANXESS Group.

In November 2006, the IASB issued IFRS 8. The main change compared to IAS 14, which currently defines segment reporting, is the application of the management approach, whereby the identification of reporting segments is based on internal controlling. This interpretation is to be applied for annual periods beginning on or after January 1, 2009. The LANXESS Group does not expect this interpretation to have a material impact on the Group's financial reporting.

In June 2007, the IFRIC issued Interpretation IFRIC 13, which addresses the issue of how to account for award credits granted to customers under customer loyalty schemes entailing a future entitlement to cheap or free goods or services. This interpretation is to be applied for annual periods beginning on or after July 1, 2008. It is currently not relevant for the LANXESS Group.

In July 2007, the IFRIC issued Interpretation IFRIC 14. This interpretation governs the assessment of the asset ceiling for defined-benefit pension plans. IFRIC 14 is to be applied for annual periods beginning on or after January 1, 2008. The LANXESS Group is currently evaluating what impact the application of IFRIC 14 will have on the Group's financial position, results of operations and cash flows.

In September 2007 the IASB published a revised version of IAS 1, which sets out new designations for some financial statement items. However, use of the new designations will not be mandatory. Another significant change from the earlier version of this standard relates to the strict separation of changes in equity resulting from transactions with owners and non-owners. Income and expenses recognized in other comprehensive income will have to be shown in the income statement; presentation of owner and non-owner changes in the statement of changes in equity will no longer be permitted. The revised version of IAS 1 is applicable for fiscal years beginning on or after January 1, 2009. The LANXESS Group is currently evaluating the impact the amendment of IAS 1 will have on the Group's reporting.

Revised versions of IFRS 3 and IAS 27 were published in January 2008. The new version of IFRS 3 defines the scope of the standards and the accounting treatment of purchase price components, minority interests and goodwill. It also specifies which assets, liabilities and contingent liabilities are to be recognized. The new version of IAS 27 mainly addresses the treatment of share purchases and sales effected when a company gains, loses or maintains its ability to exercise control. The revised versions of IFRS 3 and IAS 27 are to be applied prospectively to fiscal years beginning on or after July 1, 2009. Depending on the type and scope of future transactions, the amendments could have an impact on the financial position, results of operations and cash flows of the LANXESS Group in the future, though it is not possible to estimate that impact at the present time.

ESTIMATION UNCERTAINTIES

Preparation of consolidated financial statements in accordance with IFRS entails forward-looking assumptions and estimates that invariably affect the valuation of assets and liabilities, income and expenses and contingent liabilities.

All assumptions and estimates used in the consolidated financial statements are based on management's expectations as of the closing date. Information that could alter these estimates is reviewed continually and may result in an adjustment to the carrying amounts of the respective assets and liabilities. Assumptions and estimates that could materially impact the valuation of the LANXESS Group's assets and liabilities are discussed below.

The LANXESS Group tests its cash-generating units for impairment once a year by determining the recoverable amount (for further information see the section headed "Recognition and Valuation Principles"). The test is based on forecasts of future cash flows, derived from reasonable assumptions representing the management's best assessment of the economic circumstances at the time of the impairment test. Management's expectations therefore indirectly affect the valuation of assets and goodwill.

The assumptions and estimates used for the impairment test conducted on assets in fiscal 2007 could differ from the actual values in subsequent periods and thus give rise to valuation adjustments. A reduction of one percentage point in the discount rate or an increase of 10% in expected future cash flows would have resulted in write-backs of around €30 million (2006: €0 million), whereas an increase of one percentage point in the discount rate or a reduction of 10% in future cash flows would not have had any impact on the valuations made (2006: impairment write-downs of up to approx. €24 million would have been necessary).

The recognition and measurement of provisions are also affected by assumptions as to the probability of utilization, the underlying discount rate and the absolute level of risk. The LANXESS Group performed sensitivity analyses on all the provisions reflected in its balance sheet as of December 31, 2007 in compliance with the IFRS. These involved calculating the impact of variations in the parameters used, especially probability of occurrence, discount rate and absolute level of risk. The outcome of these sensitivity analyses shows that variations in the assumptions described above would not have a material impact on the amount of provisions reported in the consolidated financial statements of the LANXESS Group. For further information see Note [21].

Defined-benefit pension plans also necessitate actuarial computations and valuations. The section on provisions for pensions and other post-employment benefits contains information on the assumptions on which the actuarial calculations and estimates were based (see Note [20]).

As part of the spin-off from the Bayer Group, LANXESS took over structures and circumstances that in future are subject to appraisal by the tax authorities. Although the LANXESS Group believes it has presented all relevant facts correctly and in compliance with the law, it is possible that the tax authorities may reach different conclusions in individual cases.

Other major estimates are used to assess the useful lives of intangible assets and property, plant and equipment, the probability of collecting receivables and other assets, the valuation of inventories and the ability to realize tax claims and deferred tax assets recognized for temporary differences and tax loss carryforwards.

Up to the time these consolidated financial statements were prepared, no circumstances had become known that would necessitate a major change in such estimates.

COMPANIES CONSOLIDATED

Changes in the scope of consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries.

LANXESS Buna LLC, Wilmington, U.S.A., was consolidated for the first time. The purpose of this newly formed U.S. company is the marketing of technical rubber products and related services. Rhein Chemie LOA (Qingdao) Ltd., Qingdao, China, was established to open up new markets for the products of the Rhein Chemie business unit in Asia. Also established in 2007 was LANXESS Purification Private Limited, Jhagadia, India.

The following companies were deconsolidated in connection with the sale of the Lustran Polymers business: Lustran Polymers, S.L., Tarragona, Spain; Lustran Polymers Co. Ltd., Rayong, Thailand; and LANXESS ABS Limited, Vadodara, India. LANXESS and the British chemicals group INEOS together established INEOS ABS (Jersey) Limited, Jersey, to which the Lustran Polymers business unit was transferred effective September 30, 2007. For the first two years LANXESS will hold a 49% minority interest in this new company, which will be managed exclusively by the majority shareholder. It has been agreed that INEOS will acquire LANXESS's 49% stake thereafter. The total purchase price will depend partly on the financial performance of the joint venture in this two-year period. Since the LANXESS Group cannot exert significant influence over the new company's operations, the interest to be sold after two years is reflected in non-current financial assets.

Borchers GmbH, Langenfeld, Germany, and its French subsidiary Borchers France S.A.S., Castres, were also deconsolidated following their divestment.

The following changes in the Group resulted from the divestment of the Lustran Polymers business and the Borchers companies effective September 30, 2007.

Divestments of Subsidiaries and Other Businesses

€ million	2007
Non-current assets	2
Current assets	369
of which cash and cash equivalents	36
Non-current liabilities	15
Current liabilities	122
Realized sale price	81

The sale price shown in the table only includes fixed price components. In addition, a further performance-related payment in connection with the divestment of the Lustran Polymers business may be received at the end of the two-year period.

Mergers and carve-outs within the Group did not have any impact on the assets and liabilities recognized in the financial statements of the LANXESS Group as these merely involved the transfer of assets and liabilities between fully consolidated Group companies.

In February 2007 LANXESS acquired the Dow Chemical Group's 50% interest in Chrome International South Africa (Pty) Ltd. (now LANXESS CISA (Pty) Ltd.), Newcastle, South Africa, thus completing the takeover of the chrome chemicals activities initiated in December 2006. This company is now fully consolidated in the financial statements of the Group. Pursuant to IAS 31, it was included in the consolidated financial statements by proportionate consolidation until the acquisition date in line with the 50% interest held. The acquisition had the following impact on the assets and liabilities of the LANXESS Group.

Acquisitions

€ million	2007
Non-current assets	53
Current assets	5
of which cash and cash equivalents	0
Non-current liabilities	33
Current liabilities	2
Purchase price paid	23

On December 31, 2007, LANXESS AG had 55 fully consolidated companies. The 40% interest in CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), Leverkusen, Germany, and the 25% interest in Anhui Tongfeng Shengda Chemical Co. Ltd., Tongling, China, are included at equity (see Note [11]).

Other information on companies consolidated The principal consolidated companies are listed in the following table:

Company Name and Headquarters

%	Interest Held
Germany	
ALISECA GmbH, Leverkusen	100
LANXESS Buna GmbH, Marl	100
LANXESS Deutschland GmbH, Leverkusen	100
LANXESS Distribution GmbH, Cologne	100
Rhein Chemie Rheinau GmbH, Mannheim	100
SALTIGO GmbH, Leverkusen	100
EMEA (excluding Germany)	
LANXESS Elastomères S.A.S., Lillebonne, France	100
LANXESS Emulsion Rubber S.A.S., La Wantzenau, France	100
LANXESS Finance B.V., Ede, Netherlands	100
LANXESS International SA, Granges-Paccot, Switzerland	100
LANXESS Limited, Newbury, U.K.	100
LANXESS (Pty) Ltd., Isando, South Africa	100
LANXESS N.V., Antwerp, Belgium	100
LANXESS Rubber N.V., Zwijndrecht, Belgium	100
LANXESS S.r.l., Milan, Italy	100
Americas	
LANXESS Buna LLC, Wilmington, U.S.	100
LANXESS Corporation, Pittsburgh, Pennsylvania, U.S.	100
LANXESS Inc., Sarnia, Ontario, Canada	100
LANXESS Industria de Produtos Quimicos e Plasticos Ltda., São Paulo, Brazil	100
LANXESS S.A., Buenos Aires, Argentina	100
LANXESS S.A. de C.V., Mexico City, Mexico	100
Asia-Pacific	
LANXESS (Wuxi) Chemicals Co. Ltd., Wuxi, China	100
LANXESS Hong Kong Ltd., Hong Kong, China	100
LANXESS K.K., Tokyo, Japan	100
LANXESS Pte. Ltd., Singapore, Singapore	100
LANXESS PTY Ltd., Homebush Bay, Australia	100
LANXESS Purification Private Limited, Jhagadia, India	100
LANXESS Shanghai Trading Company Limited, Shanghai, China	100

A complete list of the LANXESS Group's ownership interests is published in the electronic Federal Gazette (Bundesanzeiger) and is also available directly from LANXESS AG on request.

NOTES TO THE INCOME STATEMENT

1 Sales Sales of €6,608 million (2006: €6,944 million) comprise principally goods sold less discounts and rebates. Sales are deemed to have been realized as soon as delivery has been effected or the service has been rendered. This is normally the case when the material risks and benefits associated with ownership of the goods pass to the purchaser. In addition, it must be sufficiently certain that the economic benefits will be obtained and it must be possible to determine the costs reliably.

A breakdown of sales and the change in sales by segment and region is given in the segment information (see Note [33]).

2 Other operating income

€ million	2006	2007
Income from non-core business	141	188
Income from hedging with derivative financial instruments	31	65
Income from the reversal of provisions	18	31
Gains from the sale of non-current assets	4	5
Income from reversals of write-downs of receivables and other assets	6	4
Miscellaneous operating income	43	24
	243	**317**

3 Other operating expenses

€ million	2006	2007
Expenses for non-core business	136	187
Loss on the divestment of the Lustran Polymers business	0	145
Impairment losses	8	51
Expenses for allocations to restructuring provisions	39	42
Expenses for hedging with derivative financial instruments	20	27
Write-downs of trade receivables and other current assets	10	5
Losses from the sale of non-current assets	2	2
Miscellaneous operating expenses	85	101
	300	**560**

Impairment charges of €51 million relate to the Lustran Polymers business, which was divested.

4 Financial result The components of this item are as follows:

Financial Result

€ million	2006	2007
Loss from investments in associates	**(16)**	**(1)**
Interest income	10	13
Interest expense	(33)	(33)
Net interest expense	**(23)**	**(20)**
Dividends and income from other affiliated companies	11	24
Interest portion of interest-bearing provisions	(39)	(30)
Net exchange loss	(13)	(9)
Miscellaneous financial expenses	(9)	(7)
Other financial income/expense – net	**(50)**	**(22)**
Financial result	**(89)**	**(43)**

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17. The interest portion of the lease payments, amounting to €3 million (2006: €3 million), is included in interest expense. Dividends and income from other affiliated companies includes €17 million (2006: €0 million) from the divestment of other affiliated companies.

5 Income taxes This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.

As in the previous year, an aggregate income tax rate of 39.6% is used to calculate the expected tax expense of the Group. This is derived from a corporation tax rate of 25.0%, plus the impact of a 5.5% solidarity surcharge on the corporation tax, after adjusting for trade tax.

Due to the change in German tax legislation, an aggregate income tax rate of 31.2% is used to calculate deferred taxes for the German companies. This is derived from a corporation tax rate of 15.0%, plus a 5.5% solidarity surcharge on the corporation tax, after adjusting for trade tax.

Deferred taxes for foreign companies are based on local tax rates.

The breakdown of income taxes by origin is as follows:

Income Taxes by Origin

€ million	2006	2007
Current taxes	(87)	(94)
Deferred taxes resulting from		
temporary differences	17	10
statutory changes in tax rates	0	(5)
loss carryforwards	(15)	29
Income taxes	**(85)**	**(60)**

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

Deferred Taxes

€ million	Dec. 31, 2006		Dec. 31, 2007	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	14	3	11	1
Property, plant and equipment	19	130	12	120
Inventories	13	5	5	5
Trade receivables	54	27	41	4
Other assets	11	91	14	92
Pension provisions	17	34	15	29
Other provisions	83	0	57	0
Liabilities	72	0	69	1
Loss carryforwards	34	–	61	–
	317	**290**	**285**	**252**
of which non-current	87	174	99	150
Set-off[1]	(233)	(233)	(192)	(192)
	84	**57**	**93**	**60**

1) Under IAS 12 deferred tax assets and liabilities should be offset if they relate to income taxes levied by the same tax authority.

The change in deferred taxes is calculated as follows:

Changes in Deferred Taxes

€ million	2006	2007
Deferred taxes as of January 1	**28**	**27**
Tax income reflected in the income statement	2	34
Changes in scope of consolidation	(1)	(10)
Taxes included in equity	(1)	(11)
Translation differences	(1)	(7)
Deferred taxes as of December 31	**27**	**33**

As of December 31, 2007, equity was reduced by €13 million (2006: €2 million) through the recognition of deferred taxes that did not affect the income statement.

Deferred tax assets of €61 million (2006: €37 million) relate to tax jurisdictions where losses were recorded in previous years. In this respect, the LANXESS Group has taken customary and feasible tax strategies into consideration.

Deferred tax assets of €61 million (2006: €34 million) are recognized on the €165 million (2006: €113 million) in tax loss carryforwards that represent income likely to be realized in the future.

Deferred taxes have not been recognized for €151 million (2006: €86 million) of tax loss carryforwards that can theoretically be utilized over more than five years.

The actual tax expense for 2007 was €60 million (2006: €85 million). This figure differed by €8 million (2006: €29 million) from the expected tax expense of €68 million (2006: €114 million) that would result from applying the overall tax rate for LANXESS AG.

The following table shows a reconciliation of the expected tax result to the reported tax result:

Reconciliation to Reported Tax Income

€ million	2006	2007
Income before income taxes	287	172
Income tax rate of LANXESS AG	39.6%	39.6%
Theoretical tax expense	(114)	(68)
Tax difference due to differences between local tax rates and the theoretical tax rate	15	20
Reduction in taxes due to tax-free income		
Utilization of off-balance-sheet loss carryforwards	16	0
Other	23	16
Increase in taxes due to non-tax-deductible expenses	(21)	(36)
Other tax effects	(4)	8
Actual tax income (expense)	**(85)**	**(60)**
Effective tax rate	29.6%	34.9%

6 Earnings per share The calculation of earnings per share for 2007 was based on the average weighted number of outstanding shares, which was 84,189,443. Since there are currently no equity instruments in issue that could dilute earnings per share, basic and diluted earnings per share are identical. Further information on equity instruments that could dilute earnings per share in the future is contained in Note [19].

Earnings per Share

	2006	2007
Group net income (€ million)	197	112
No. of outstanding shares (weighted)	84,620,670	84,189,443
Earnings per share (€)	2.33	1.32

LANXESS AG reported a balance sheet profit of €92 million for fiscal 2007. The Board of Management and Supervisory Board are proposing a dividend of €1.00 per share. If the stockholders approve this proposal at the Annual Stockholders' Meeting, the total dividend payment will be €83 million. It is proposed that the remaining €9 million be carried forward to new account.

7 Cost of materials As in the previous year, the cost of materials was €3.9 billion, comprising purchased materials adjusted for changes in inventories and expenses for purchased energy and fuels.

8 Personnel expenses Personnel expenses declined by €72 million in fiscal 2007, from €1,136 million to €1,064 million. They mainly comprised wages and salaries totaling €813 million (2006: €877 million). Social expenses totaled €183 million (2006: €177 million), pension expenses amounted to €65 million (2006: €78 million) and benevolent expenses came to €3 million (2006: €4 million). Personnel expenses do not include the interest portion of personnel-related provisions, especially pension provisions, which is reflected in the financial result (see Note [4]).

NOTES TO THE BALANCE SHEET

9 Intangible assets Changes in intangible assets were as follows:

Changes in Intangible Assets in 2006

€ million	Concessions, industrial property rights, similar rights and assets, and licenses to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on December 31, 2005	281	19	4	304
Exchange differences	(9)	(1)		(10)
Changes in scope of consolidation				0
Capital expenditures	4		6	10
Retirements	(44)			(44)
Transfers	4		(4)	0
Gross carrying amounts on December 31, 2006	**236**	**18**	**6**	**260**
Accumulated amortization and write-downs on Dec. 31, 2005	(242)	(8)	(1)	(251)
Exchange differences	7	1		8
Changes in scope of consolidation				0
Amortization and write-downs in 2006	(20)			(20)
of which write-downs				0
Retirements	44			44
Transfers	(1)		1	0
Accumulated amortization and write-downs on December 31, 2006	**(212)**	**(7)**	**0**	**(219)**
Net carrying amounts on December 31, 2006	**24**	**11**	**6**	**41**

Changes in Intangible Assets in 2007

€ million	Concessions, industrial property rights, similar rights and assets, and licenses to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on December 31, 2006	236	18	6	260
Exchange differences	(3)	(2)		(5)
Changes in scope of consolidation/Acquisition	(1)			(1)
Capital expenditures	3		2	5
Retirements	(83)			(83)
Transfers	1		(1)	0
Gross carrying amounts on December 31, 2007	**153**	**16**	**7**	**176**
Accumulated amortization and write-downs on Dec. 31, 2006	(212)	(7)	0	(219)
Exchange differences	4	1		5
Changes in scope of consolidation	1			1
Amortization and write-downs in 2007	(13)			(13)
of which write-downs	(1)			(1)
Retirements	83			83
Transfers				0
Accumulated amortization and write-downs on December 31, 2007	**(137)**	**(6)**	**0**	**(143)**
Net carrying amounts on December 31, 2007	**16**	**10**	**7**	**33**

10 Property, plant and equipment Changes in property, plant and equipment were as follows:

Changes in Property, Plant and Equipment in 2006

€ million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on December 31, 2005	1,302	5,657	208	188	7,355
Exchange differences	(29)	(123)	(6)	(8)	(166)
Changes in scope of consolidation	(24)	(144)	(2)	(1)	(171)
Capital expenditures	16	61	6	174	257
Retirements	(44)	(323)	(19)	(2)	(388)
Transfers	27	121	20	(168)	0
Gross carrying amounts on December 31, 2006	**1,248**	**5,249**	**207**	**183**	**6,887**
Accumulated depreciation and write-downs on Dec. 31, 2005	(964)	(4,692)	(156)	(17)	(5,829)
Exchange differences	16	94	5		115
Changes in scope of consolidation	23	144	3	1	171
Depreciation and write-downs in 2006	(34)	(177)	(30)	(1)	(242)
of which write-downs	(5)	(2)	(3)	(1)	(11)
Retirements	37	308	18		363
Transfers		(14)	1	13	0
Accumulated depreciation and write-downs on December 31, 2006	**(922)**	**(4,337)**	**(159)**	**(4)**	**(5,422)**
Net carrying amounts on December 31, 2006	**326**	**912**	**48**	**179**	**1,465**

Changes in Property, Plant and Equipment in 2007

€ million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on December 31, 2006	1,248	5,249	207	183	6,887
Exchange differences	(13)	(40)	(2)		(55)
Changes in scope of consolidation/Acquisition	(41)	(176)	(6)	(20)	(243)
Capital expenditures	12	91	9	167	279
Retirements	(102)	(425)	(18)	(1)	(546)
Transfers	22	161	6	(189)	0
Gross carrying amounts on December 31, 2007	**1,126**	**4,860**	**196**	**140**	**6,322**
Accumulated depreciation and write-downs on Dec. 31, 2006	(922)	(4,337)	(159)	(4)	(5,422)
Exchange differences	9	32	2		43
Changes in scope of consolidation	41	193	6	21	261
Depreciation and write-downs in 2007	(40)	(211)	(15)	(19)	(285)
of which write-downs	(11)	(24)	(1)	(18)	(54)
Retirements	99	424	17		540
Transfers		(2)		2	0
Accumulated depreciation and write-downs on December 31, 2007	**(813)**	**(3,901)**	**(149)**	**0**	**(4,863)**
Net carrying amounts on December 31, 2007	**313**	**959**	**47**	**140**	**1,459**

Capitalized property, plant and equipment includes assets with a total net value of €38 million (2006: €34 million) held under finance leases. The gross carrying amounts of these assets at the closing date totaled €105 million (2006: €103 million).

These assets are mainly machinery and technical equipment with a carrying amount of €21 million (gross amount: €80 million; 2006: carrying amount €19 million, gross amount €80 million) and buildings with a carrying amount of €17 million (gross amount: €25 million; 2006: carrying amount €15 million, gross amount €23 million).

In the case of buildings, either the present value of the minimum lease payments substantially covers their fair value, or title passes to the lessee on expiration of the lease.

Property, plant and equipment also includes assets of secondary importance leased to other parties under operating leases. However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17, a receivable is recognized on the balance sheet in the amount of the discounted future lease payments.

11 Investments in associates In addition to CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), Leverkusen, Germany, the associate Anhui Tongfeng Shengda Chemical Co. Ltd., Tongling, China, was included in the consolidated financial statements at equity for the first time in 2007.

The following table shows the main income statement and balance sheet items for these associates.

Loss from Associates Included at Equity

€ million	2006	2007
Sales	1,708	1,640
Loss from associates included at equity	(16)	(1)

Investments in Associates

€ million	2006	2007
Assets	1,012	994
Liabilities	958	814
Equity	**54**	**180**
Adjustment of LANXESS's interest and equity valuation	(49)	(147)
Investments in associates	**5**	**33**

The €28 million increase (2006: €17 million reduction) in the carrying amount of investments in associates arises from the equity-method income after adjusting for a €14 million increase (2006: €18 million reduction) in the value of cash flow hedges at CURRENTA GmbH & Co. OHG, Leverkusen, Germany that is recognized directly in the equity of this associate; the impact of the pro rata loss assumption of €14 million (2006: €17 million) for CURRENTA GmbH & Co. OHG; and a €1 million increase due to the first-time inclusion of Anhui Tongfeng Shengda Chemical Co. Ltd., Tongling, China.

12 Investments in other affiliated companies This item contains interests in other affiliated companies totaling €1 million (2006: €4 million). The reduction is principally due to the divestment of the investment in ARG mbH & Co. KG, Duisburg, Germany.

The other investments classified as available-for-sale financial assets consist of non-listed equity instruments whose fair values could not be reliably determined. These are therefore recognized at cost in the financial statements as of December 31, 2007, at an amount of €1 million (2006: €4 million). There are currently no plans to sell these investments.

Other Non-Current and Current Financial Assets

€ million	Dec. 31, 2006		
	Non-current	Current	Total
Derivative financial assets	0	47	47
Available-for-sale financial assets	1	34	35
Promissory notes	0	25	25
Receivables under finance leases	11	2	13
Financial assets held for trading	0	5	5
Other financial receivables	25	0	25
	37	**113**	**150**

Other Non-Current and Current Financial Assets

€ million	Dec. 31, 2007		
	Non-current	Current	Total
Derivative financial assets	0	72	72
Available-for-sale financial assets	64	0	64
Promissory notes	0	55	55
Receivables under finance leases	11	2	13
Financial assets held for trading	0	5	5
Other financial receivables	10	66	76
	85	**200**	**285**

The available-for-sale non-current financial assets include €63 million for the first-time recognition of the financial investment in INEOS ABS (Jersey), Jersey, to which the Lustran Polymers business unit has been transferred.

Accounts receivable of €13 million (2006: €13 million) relate to lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases).

The leasing receivables are due as follows:

Maturity Structure of Leasing Receivables

€ million	Lease payments	Interest portion	Leasing receivables
Up to 1 year	2	0	2
1 to 5 years	8	1	7
More than 5 years	4	0	4
	14	**1**	**13**

Financial assets held for trading comprise securities that can be sold at any time.

The weighted average effective interest rate for promissory notes is 4.8% (2006: 3.7%).

Other financial receivables include fixed-term investments of €50 million (2006: €0 million) with a weighted average effective interest rate of 4.4% and other loans totaling €5 million (2006: €8 million). In 2006 this item contained loans to other affiliated companies totaling €17 million.

None of the receivables recognized in other financial assets are impaired or overdue. On the reporting date, there was no indication that the debtors would not meet their payment obligations.

14 Other non-current assets Other non-current assets are carried at amortized cost less write-downs. No write-downs were necessary in 2006 or 2007.

Other non-current assets comprise:

Other Non-Current Assets

€ million	Dec. 31, 2006	Dec. 31, 2007
Receivables from pension obligations	71	87
Other receivables	19	15
	90	**102**

15 Inventories The €152 million reduction in inventories, from €1,047 million in 2006 to €895 million in 2007, is mainly attributable to the divestment of the Lustran Polymers business and the Borchers companies. Inventories of €167 million (2006: €197 million) are reflected at their fair value less costs to sell.

Inventories comprised the following:

Inventories

€ million	Dec. 31, 2006	Dec. 31, 2007
Raw materials and supplies	212	186
Work in process, finished goods and trade goods	835	709
	1,047	**895**

Write-Downs of Inventories

€ million	Dec. 31, 2006	Dec. 31, 2007
Balance at beginning of year	(67)	(54)
Additions charged as expenses	(12)	(22)
Exchange differences	2	0
Reversals/utilization	23	13
Balance at end of year	**(54)**	**(63)**

As in the previous year, no write-backs of inventories were made in 2007.

16 Trade receivables Trade receivables are stated after write-downs of €17 million (2006: €22 million) for amounts unlikely to be recovered. These write-downs related to gross receivables of €21 million (2006: €28 million).

All trade receivables – totaling €809 million (2006: €924 million) – are due within one year. Trade receivables of €10 million (2006: €12 million) related to other affiliated companies and €799 million (2006: €912 million) to other customers.

Changes in write-downs of trade receivables were as follows:

Write-Downs of Trade Receivables

€ million	Dec. 31, 2006	Dec. 31, 2007
Balance at beginning of year	(31)	(22)
Additions charged as expenses	(10)	(3)
Exchange differences	1	1
Changes in scope of consolidation	1	1
Reversals/utilization	17	6
Balance at end of year	**(22)**	**(17)**

The structure of overdue trade receivables is as follows:

Maturity Structure of Overdue Payments

€ million	Dec. 31, 2006	Dec. 31, 2007
Carrying amount of trade receivables	924	809
of which unimpaired and not overdue	775	680
of which unimpaired and overdue by		
up to 30 days	124	106
between 31 and 60 days	14	12
between 61 and 90 days	3	4
more than 90 days	2	3

On the reporting data there was no indication that the debtors of unimpaired trade receivables that were not overdue would not meet their payment obligations.

17 Cash and cash equivalents Cash and cash equivalents (cash, checks, bank balances) amounted to €189 million on December 31, 2007 (2006: €171 million).

Securities with maturities of up to three months from the date of purchase are recognized in cash and cash equivalents in view of their high liquidity.

18 Other current assets Other receivables and other assets are carried at amortized cost, less write-downs of €3 million (2006: €2 million).

They comprise:

Other Current Assets

€ million	Dec. 31, 2006	Dec. 31, 2007
Claims for tax refunds	67	56
Payroll receivables	1	2
Miscellaneous receivables	147	87
	215	**145**

19 Equity

Share buyback and retirement At the Annual Stockholders' Meeting of LANXESS AG on May 31, 2007 the Board of Management was authorized until November 30, 2008 to purchase shares in the company amounting to up to 10% of its capital stock and to reduce the capital stock accordingly without the need to obtain a further resolution of a Stockholders' Meeting. The shares purchased on the basis of this authorization, together with shares acquired by the company on any other basis and still held by the company, may not at any time exceed 10% of the company's capital stock. This new authorization supersedes the authorization to purchase shares in the company granted at the Annual Stockholders' Meeting on May 31, 2006.

On the basis of this authorization and the corresponding resolution of the Board of Management of LANXESS AG of August 10, 2007, a total of 1,418,000 no-par shares with a pro rata value of €1.00 per share, representing 1.68% of the company's capital stock, were repurchased on the stock market at an average price of €35.18 per share through the investment firm engaged by LANXESS AG. This amounted to a total of €50 million including transaction costs. Following a further resolution of the Board of Management of LANXESS AG on September 12, 2007, the 1,418,000 shares purchased during the company's share buyback program were retired and the simplified procedure was used to reduce the company's capital stock from €84,620,670 to €83,202,670.

Authorized capital As of December 31, 2007 the company's authorized capital comprised the following:

- Authorized Capital I

At the Extraordinary Stockholders' Meeting of LANXESS AG on September 15, 2004, the Board of Management was authorized until August 30, 2009 to increase the company's capital stock with the approval of the Supervisory Board, by issuing new no-par shares against cash or non-cash contributions in one or more installments up to a total of €36,517,096. This resolution on authorized capital was entered in the Commercial Register on February 25, 2005. Stockholders must normally be granted subscription rights to any authorized capital issued. However, with the approval of the Supervisory Board, the Board of Management is authorized to exclude subscription rights for stockholders in certain circumstances.

- Authorized Capital II

Further authorized capital was created at the Annual Stockholders' Meeting of LANXESS AG on May 31, 2007. The Board of Management is authorized, until May 31, 2012, to increase the company's capital stock, with the approval of the Supervisory Board, by up to €5,793,239 by issuing new bearer shares in one or more installments against cash or non-cash contributions. Stockholders must normally be granted subscription rights. However, the resolution of the Annual Stockholders' Meeting authorized the Board of Management, with the approval of the Supervisory Board, to exclude subscription rights for stockholders in certain circumstances.

Contingent capital As of December 31, 2007 the company's contingent capital comprised the following:

- Contingent capital I und II

At the Annual Stockholders' Meeting on May 31, 2007, the Board of Management was authorized until May 31, 2012 to issue convertible bonds and/or warrant bonds, profit-participation rights and /or income bonds, either as registered or as bearer bonds, with or without limited maturity, with a total nominal value of €500,000,000 in either case and to grant the bearer or creditors of bonds conversion or subscription rights to no-par bearer shares in the company's capital stock up to a total of €21,155,167. This constitutes a conditional increase in the capital stock of LANXESS AG of up to €21,155,167 in either case (contingent capital I and II). The conditional increase serves the purpose of granting no-par bearer shares to the holders or creditors of convertible and/or warrant bonds, profit-participation ments). The two authorizations to issue warrant and/or convertible bonds, profit-participation rights and/or income bonds (or any combination of these instruments), combined with the creation of contingent capital, are essentially identical. The only difference is the conversion or warrant price. The Board of Management will only utilize one of these two authorizations. The resolution adopted at the Annual Stockholders' Meeting authorizes the Board of Management, subject to the approval of the Supervisory Board, to exclude stockholders' subscription rights in certain circumstances when issuing convertible and/or warrant bonds, profit-participation rights and/or income bonds (or any combination of these instruments). Subscription rights may be excluded for residual amounts arising from the subscription ratio if the issue price of the new shares is not significantly lower than the market price at the time when the issue price is being finalized and the new shares issued do not exceed 10% of the capital stock, either at the time this authorization takes effect or at the time it is utilized; if the profit-sharing rights or income bonds are vested with bond-like characteristics; and if bonds are issued in return for contributions in kind for the purpose of acquiring companies, parts of companies or equity interests in companies and the contribution in kind adequately reflects the value of the bond.

Capital reserves The capital reserves of LANXESS AG are €806,195,490 (2006: €804,777,490).

Other reserves The other reserves principally contain retained earnings amounting to €653 million in 2007 (2006: €527 million) after offsetting the previous year's net income and the repurchase of shares in the company.

Minority interest Minority stockholders' interests consisted mainly of interests in the equity of DUBAY GmbH, Hamm, Germany; EUROPIGMENTS S.L., Vilassar de Mar, Barcelona, Spain; LANXESS Yaxing Chemicals Company Ltd., Weifang, China; and Rhein Chemie Ltd., Qingdao, China. Minority interest declined by €7 million due to changes in the companies consolidated in 2007.

Capital management The main purpose of capital management in the LANXESS Group is to maintain its long-term ability to operate and achieve an attractive return on sales and capital in comparison to the chemical industry benchmark. LANXESS's financial policy defines a second key criterion for capital management, which is to maintain an investment grade rating in the BBB range. To achieve this goal, the Group has to meet indicators set by the rating agencies. Most of these are derived from balance sheet, income statement and cash flow data. Capital management in the LANXESS Group entails decisions by the relevant internal bodies on the capital structure of the balance sheet, the appropriateness of the company's equity, the appropriation of the balance sheet profit, the amount of the dividend, funding of investments and borrowing and the repayment of debt. The Articles of Incorporation of LANXESS AG do not contain any specific capital requirements.

20 Provisions for pensions and other post-employment benefits
Most employees in the LANXESS Group are entitled to retirement benefits on the basis of statutory regulations or contractual agreements. These are provided through both defined-contribution and defined-benefit plans.

In the case of defined-contribution plans, the company pays contributions into separate pension funds. These contributions are included in the function expenses and thus in the operating result. Once the contributions have been paid, the company has no further payment obligations. In 2007 these expenses totaled €26 million (2006: €31 million).

The pension plan financed through the Bayer Pensionskasse is also reflected in the annual financial statements as a defined-contribution plan. The above amounts include contributions of €14 million (2006: €15 million) to this pension fund.

The Bayer Pensionskasse is a legally independent private insurance company and is therefore subject to the German Insurance Supervision Act. The obligation of the plan sponsors is not confined to payment of the contributions for the respective fiscal year. Therefore the Bayer Pensionskasse is a defined-benefit plan sponsored by multiple employers and would normally have to be accounted for proportionately as a defined-benefit plan.

The Bayer Pensionskasse is financed not on the principle of coverage for individual benefit entitlements, but on the actuarial equivalence principle, based on totals for the whole plan. This means that the sum of existing plan assets and the present value of future contributions must be at least equal to the total future benefits payable under the plan. The LANXESS Group is therefore exposed to the actuarial risks of the other plan sponsors of the Bayer Pensionskasse and thus has no consistent or reliable basis for allocating the benefit obligation, plan assets and costs to account for the Bayer Pensionskasse as a defined-benefit plan in accordance with IAS 19. Therefore, the Bayer Pensionskasse is accounted for as a defined-contribution plan and not as a defined-benefit plan.

The Bayer Pensionskasse assumes any pension adjustments in accordance with Article 16 of the German Occupational Pensions Improvement Act (BetrAVG) insofar as the necessary funds are made available to it. Pension adjustments that are not assumed by the Bayer Pensionskasse are accounted for by LANXESS as a separate defined-benefit plan.

Pension plans based on statutory regulations mainly comprise an obligation to pay a lump sum when employment ends. The amount depends principally on years of service and final salary.

Pension plans based on contractual agreements generally comprise lifelong benefits payable in the event of death or disability or when the employee reaches a certain age. Benefits are normally based on remuneration and years of service.

Alongside retirement benefits, pension and other post-employment benefit obligations include the obligation of Group companies in America to reimburse healthcare costs for retirees.

Benefit entitlements are financed either internally through provisions or externally through legally independent pension funds. The pension commitments in Germany are partly covered by the LANXESS Pension Trust e.V., to which the LANXESS Group transferred an amount of €60 million for the first time in 2007.

The provisions for pensions and other post-employment benefits recognized on the balance sheet reflect the present value of the defined-benefit obligation on the reporting date, taking into account expected future benefit increases, less the fair value of external plan assets on the reporting date, adjusted for accumulated unrecognized actuarial gains and losses, unrecognized past service cost and unrealizable plan assets. The defined-benefit obligation is measured regularly – at least every three years – by an independent actuary using the projected unit credit method. Comprehensive actuarial valuations are undertaken annually for all major pension plans. The discount rates used to compute present value normally correspond to the yields on high-quality corporate bonds with the same maturities.

Pension provisions and pension expense are calculated using the 10% corridor method, in other words, actuarial gains and losses exceeding 10% of the defined-benefit obligation or fair value of plan assets are recognized in the income statement over the average remaining service life of the workforce. Past service cost is recognized in the income statement over the period until pension rights become vested.

In 2007 expenses for defined-benefit plans amounted to €56 million (2006: €79 million) With the exception of interest cost, the expected return on plan assets and a part of the amortization of actuarial gains and losses, these expenses are recognized in the operating result.

The costs for the plans comprise the following:

Costs for Defined-Benefit Plans

€ million	Pension obligations		Other post-employment benefit obligations	
	2006	**2007**	**2006**	**2007**
Current service cost	29	27	11	7
Past service cost	4	2	0	0
Interest cost	43	43	8	7
Expected return on plan assets	(29)	(30)	0	0
Amortization of actuarial gains/losses	10	7	1	1
Plan curtailments/ settlements and divestments	1	(3)	1	(5)
	58	**46**	**21**	**10**

The reconciliation of the defined-benefit obligation to the net amounts of assets and provisions recognized on the balance sheet is as follows:

Reconciliation to Net Recognized Liability as of Dec. 31

€ million	Pension obligations		Other post-employment benefit obligations	
	2006	**2007**	**2006**	**2007**
Defined-benefit obligation (funded)	400	793	1	5
External plan assets	(395)	(488)	(1)	(3)
Underfunding/ overfunding	**5**	**305**	**0**	**2**
Defined-benefit obligation (unfunded)	474	45	147	124
Unrecognized past service cost	0	0	2	1
Unrecognized actuarial gains/losses	(168)	(87)	(14)	(7)
Asset limitation	3	0	0	0
Net recognized liability	**314**	**263**	**135**	**120**
Amounts shown on the balance sheet				
Receivables from pension obligations	(71)	(87)	0	0
Provisions for pensions and other post-employment benefits	385	350	135	120
Net recognized liability	**314**	**263**	**135**	**120**

The net recognized liability is reflected in the following balance sheet items:

Net Recognized Liability

€ million	**Dec. 31, 2006**	**Dec. 31, 2007**
Provisions for pensions and other post-employment benefits	520	470
Other non-current assets	(71)	(87)
Net recognized liability	**449**	**383**

The defined-benefit obligation and plan assets changed as follows:

Change in Defined-Benefit Obligation

€ million	Pension obligations		Other post-employment benefit obligations	
	2006	**2007**	**2006**	**2007**
Defined-benefit obligation				
Benefit obligation at beginning of year	917	874	156	148
Current service cost	29	27	11	7
Interest cost	43	43	8	7
Employee contributions	2	2	–	–
Plan changes	4	2	0	0
Plan settlements	–	(3)	–	–
Actuarial gains/losses	(19)	(72)	(4)	(4)
Translation differences	(40)	19	(10)	(2)
Benefits paid	(35)	(31)	(14)	(14)
Acquisitions/divestments	(27)	(22)	–	(13)
Plan curtailments	0	(1)	1	0
Defined-benefit obligation at end of year	**874**	**838**	**148**	**129**

Change in Plan Assets

€ million	Pension obligations		Other post-employment benefit obligations	
	2006	**2007**	**2006**	**2007**
Fair value of plan assets				
Plan assets at beginning of year	396	395	0	1
Expected return on plan assets	29	30	0	0
Actuarial gains/losses	16	1	0	0
Acquisitions/divestments	(15)	(10)	–	0
Plan settlements	–	(7)	–	–
Translation differences	(36)	21	1	0
Employer contributions	31	78	0	2
Employee contributions	2	2	–	–
Benefits paid	(28)	(22)	0	0
Plan assets at end of year	**395**	**488**	**1**	**3**

The actuarial gains and losses computed in fiscal 2007 relate to changes in actuarial assumptions and experience adjustments. The actuarial gains and losses are assigned to the following categories:

Categories of Actuarial Gains/Losses

€ million	Pension obligations			Other post-employment benefit obligations		
	Dec. 31, 2005	**Dec. 31, 2006**	**Dec. 31, 2007**	**Dec. 31, 2005**	**Dec. 31, 2006**	**Dec. 31, 2007**
Difference between expected and actual return on plan assets	17	16	1	0	0	0
Experience adjustment	4	11	(23)	12	3	(3)
Adjustment for changes in actuarial assumptions	(100)	8	95	(7)	1	7
Net actuarial gain/loss for the year	**(79)**	**35**	**73**	**5**	**4**	**4**

The actual return on external plan assets in 2007 was €31 million (2006: €45 million).

The following weighted parameters were used to define the benefit costs and liability:

Assumptions as of Dec. 31

in %	Pension obligations		Other post-employment benefit obligations	
	2006	2007	2006	2007
Discount rate	5.0	5.8	5.1	6.2
Expected salary increases	3.1	3.3	2.8	3.0
Expected pension increases	1.3	1.3	–	–
Expected return on plan assets	7.5	6.5	7.9	4.9
Expected increase in the cost of medical care	–	–	8.5	7.8
Expected long-term increase in the cost of medical care	–	–	5.2	5.2

The Heubeck mortality tables 2005 G form the biometric basis for the computation of pension obligations in Germany. Current national biometric assumptions are used to compute benefit obligations at other Group companies. Employee turnover rates are estimated on the basis of age and gender.

It is expected that the long-term cost increase for medical care will take place within about three years.

Assuming all other parameters remain unchanged, a one percentage point increase or decrease in the assumptions relating to the expected long-term increase in medical costs would raise or reduce the present value of the defined-benefit obligation by €5 million. The cost of healthcare plans would thus increase or decrease accordingly by an amount of about €1 million.

In 2007 the plan assets used to cover the benefit obligation were shifted from equity instruments into fixed-income securities. The plan assets now comprise:

Allocation of Plan Assets

in % of plan assets	Dec. 31, 2006	Dec. 31, 2007
Equities	54.3	30.9
Fixed-income securities	36.4	56.8
Real estate	0.5	0.0
Other	8.8	12.3
	100.0	**100.0**

The expected return on every category of plan assets was calculated on the basis of generally available and internal capital market reports and forecasts. The expected return on fixed-income securities is based on the maturity of the portfolio and the yields on the reporting date. The expected return on equities reflects the long-term return expectations for the underlying equity portfolio.

The table below shows the defined-benefit obligation and plan assets at the end of each year:

Funded Status as of Dec. 31

€ million	2004	2005	2006	2007
Defined-benefit obligation	1,444	1,073	1,022	967
External plan assets	(925)	(396)	(396)	(491)
Underfunding/ overfunding	**519**	**677**	**626**	**476**

21 Other non-current and current provisions These comprise:

Other Provisions

€ million	Dec. 31, 2006				Dec. 31, 2007			
	Up to 1 year	1–5 years	Over 5 years	Total	Up to 1 year	1–5 years	Over 5 years	Total
Personnel	126	81	58	265	114	64	55	233
Transactions with customers	102	0	0	102	115	0	0	115
Restructuring	46	57	3	106	33	53	2	88
Environmental protection	7	31	37	75	19	18	43	80
Miscellaneous	73	0	4	77	90	2	5	97
	354	**169**	**102**	**625**	**371**	**137**	**105**	**613**

Provisions changed as follows in 2007:

Changes in Provisions in 2007

€ million	**Jan. 1, 2007**	Changes in scope of consolidation	Exchange differences	Allocations	Utilization	Reversals	**Dec. 31, 2007**
Personnel	265	(1)	(2)	103	(109)	(23)	233
Transactions with customers	102	(1)	(1)	88	(51)	(22)	115
Restructuring	106	0	(2)	42	(30)	(28)	88
Environmental protection	75	1	(5)	16	(6)	(1)	80
Miscellaneous	77	(1)	0	65	(27)	(17)	97
	625	**(2)**	**(10)**	**314**	**(223)**	**(91)**	**613**

Allocations to other provisions include interest of €2 million (2006: €6 million).

Personnel-related provisions – Long-term compensation programs

Long-Term Incentive Program (LTIP) LANXESS AG offers a long-term incentive program to members of the Board of Management and certain other managers. This program provides for cash payments. Tranches are issued annually on February 1. Departing from this practice, the first of the three annual tranches was granted retroactively as of January 31, 2005. Participation in the LTIP is conditional upon each manager making a personal investment in LANXESS stock, the amount of which depends on his/her base salary. These shares must be held until three years after issue of the third tranche, i.e. January 31, 2010. The first date for potential disbursements under this program is 2008.

The share-based part of the LTIP is the Stock Performance Plan. The other, non-share-based component is the Economic Value Plan outlined below.

Provisions are established for the obligations entered into under share-based compensation programs on the basis of the proportionate fair value of the rights allocated to employees.

Stock Performance Plan Awards under the Stock Performance Plan are based on the performance of LANXESS stock relative to the Dow Jones STOXX 600 Chemicals℠ Index. If LANXESS stock performs in line with this index, a payment of €0.75 per right will be made. For each percentage point by which the stock outperforms the index, €0.025 will be paid in addition. The additional payment per percentage point above 10% is €0.05, up to a maximum possible payment of €1.50 per right. Members of the Board of Management are only entitled to payments if LANXESS stock outperforms the benchmark index.

Members of the Board of Management and senior managers are entitled to take part in the Stock Performance Plan. Eligibility is contingent upon participation in the Economic Value Plan described below.

The fair values of obligations under these share-based compensation programs are calculated using a Monte Carlo simulation. This simulates the future return on the stock and the benchmark index and the determined value of the rights, this being the amount of the expected disbursement. A two-dimensional standard distribution of returns is assumed. The calculation is based on the following parameters:

Parameters

Expected share price volatility	28.0%
Expected dividend payment	2.0%
Expected index volatility	15.0%
Correlation between LANXESS stock and the index	59.0%
Risk-free interest rate	4.1%
Total term per tranche	5 years
Retention period per tranche	3 years
Reference share price	
Tranche 1	€15.01
Tranche 2	€26.03
Tranche 3	€40.79
Reference price of the index	
Tranche 1	268.95 points
Tranche 2	348.60 points
Tranche 3	431.50 points

The expected volatilities are based on the historical volatility of LANXESS stock and the Dow Jones STOXX 600 Chemicals[SM] Index.

Of the 3,500,731 rights to the first tranche outstanding at the start of 2007, 2,783,191 were still outstanding as of December 31, 2007. Similarly 2,867,284 rights from the second tranche were still outstanding at year-end 2007 compared with 3,584,824 at the start of the year. The decline in the outstanding rights in these two tranches was due to the fact that some original participants left the LANXESS Group during the year and therefore forfeited their rights. 3,381,088 rights are still outstanding under the third tranche. Based on the valuation parameters, the value of each right is €1.42 for those issued in the first tranche, €0.31 for those issued in the second tranche and €0.10 for those issued in the third tranche. The fair value of the rights is reflected in a provision on a pro rata basis over the retention period. As of December 31, 2007 this provision totaled €5 million (2006: €4 million).

Economic Value Plan Awards under the Economic Value Plan depend on the development of the economic value of the LANXESS Group. If the Group's performance is in line with the medium-term operational plan, a 100% award is made under the program.

Members of the Board of Management, senior managers and some other managers are eligible to participate in the Economic Value Plan.

As of December 31, 2007 this provision totaled €13 million (2006: €10 million). The value of economic value rights is determined on the basis of the expected target attainment.

LANXESS stock plan This is an employee stock plan entitling managers at lower levels and non-managerial staff to purchase shares in the company at a 50% discount. Employees acquired a total of 106,662 LANXESS shares under this program in 2007 (2006: 112,158 shares). These shares must be retained for at least three years. Since there are no further conditions attached to this stock plan, the effect resulting from the discount was expensed immediately. Expense of €2 million was recognized for the stock plan in 2007 (2006: €2 million). Participation in this program does not confer any right to similar benefits in the future.

Bayer AG employee stock programs In the Spin-Off and Acquisition Agreement between Bayer AG and LANXESS AG, Bayer AG transferred obligations under existing Bayer AG stock programs to LANXESS AG. These programs relate to shares in Bayer AG. The provisions established for these obligations on the basis of a Monte Carlo simulation amounted to €1 million on December 31, 2007 (2006: €2 million). The entitlements of eligible LANXESS employees under these programs cease in 2009.

Provisions for restructuring €30 million of the allocations made to restructuring provisions in 2006 was utilized in 2007. €42 million was allocated to provisions for further restructuring programs during the year.

Provisions for restructuring totaled €88 million (2006: €106 million) on December 31, 2007. Of this amount, €57 million (2006: €70 million) comprised provisions for severance payments and other personnel expenses and €31 million (2006: €36 million) comprised provisions for demolition and other expenses.

Environmental provisions The Group's activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Compliance with environmental laws and regulations may require LANXESS to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of the production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the LANXESS Group in the future.

With companies in the chemical and related industries the possibility exists that soil and groundwater contamination may have occurred in the past at certain sites, and might occur or be discovered at other sites. Group companies may be subject to claims brought by national or local regulatory agencies, private organizations or individuals regarding the remediation of sites or areas of land that the LANXESS Group has acquired from companies in the Bayer Group, where materials were produced specifically for third parties under contract manufacturing agreements or where waste from production facilities operated by the LANXESS Group was treated, stored or disposed of.

For instance, a potential liability exists under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as "Superfund," the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of the U.S. sites concerned, numerous companies, including the LANXESS Group, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites in the United States, the LANXESS Group is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

The present components of the provisions for environmental remediation costs primarily relate to rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are stated at present value where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, current cost levels and new developments affecting costs, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties relating to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Subject to these factors and taking into consideration experience gained to date regarding environmental matters of a similar nature, LANXESS believes the provisions recorded to be adequate based upon currently available information. However, given the difficulties inherent in estimating liabilities in this area, it is not possible to exclude the possibility that additional costs could be incurred beyond the amounts accrued. It is nevertheless assumed that additional amounts, if any, would not have a material adverse effect on the Group's financial position, results of operations or cash flows.

Legal risks The LANXESS Group is involved in numerous legal disputes either directly, or indirectly through reimbursement obligations to companies in the Bayer Group under agreements made in connection with the spin-off of the LANXESS Group from Bayer. As an international chemical company, the LANXESS Group is exposed to administrative or court proceedings in the normal course of business and may be again in the future.

Administrative and court proceedings generally involve complex technical and/or legal issues and are therefore subject to a number of imponderables. The outcomes of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by provisions or insurance and that could significantly affect the business operations, revenues, earnings and cash flows of the LANXESS Group.

For information on current risks relating to antitrust proceedings, please refer to the information on contingent liabilities and other financial commitments (see Note [28]).

22 Non-current financial liabilities Non-current financial liabilities comprise the following:

Non-Current Financial Liabilities

€ million	Dec. 31, 2006	Dec. 31, 2007
Bond	498	498
Liabilities under finance leases	58	58
Liabilities to banks	63	44
Other primary financial liabilities	13	1
	632	**601**

On June 21, 2005 the LANXESS Group placed a Euro Benchmark Bond on the European capital market. This €500 million bond has an annual coupon of 4.125% and a maturity of seven years.

The maturity structure of non-current financial liabilities is as follows:

Maturity Structure of Non-Current Financial Liabilities

€ million due in	Dec. 31, 2006	Dec. 31, 2007
1–2 years	12	15
2–3 years	13	14
3–4 years	14	15
4–5 years	14	536
More than 5 years	579	21
	632	**601**

The weighted average interest rate for financial liabilities in the LANXESS Group was 4.3% (2006: 4.0%).

Information on the fair or market values of financial liabilities is given in Note [31].

Liabilities under lease agreements are recognized on the balance sheet if the leased assets are capitalized under property, plant and equipment as the economic property of the Group (finance leases). They are stated at present values. Lease payments totaling €78 million (2006: €75 million), including €15 million (2006: €13 million) in interest, are to be made to the respective lessors in future years.

The liabilities associated with finance leases are due as follows:

Leasing Liabilities

€ million due in	Dec. 31, 2006 Lease payments	 Interest portion	 Leasing liabilities	Dec. 31, 2007 Lease payments	 Interest portion	 Leasing liabilities
Less than 1 year	5	1	4	8	3	5
1–2 years	7	2	5	9	3	6
2–3 years	7	2	5	8	3	5
3–4 years	7	2	5	8	2	6
4–5 years	7	2	5	22	2	20
More than 5 years	42	4	38	23	2	21
	75	**13**	**62**	**78**	**15**	**63**

Lease payments under operating leases amounted to €11 million in 2007 (2006: €10 million).

23 Trade payables Trade accounts are payable mainly to third parties. As in the previous year, the entire amount totaling €487 million (2006: €602 million) is due within one year.

Trade payables of €36 million (2006: €41 million) pertain to other affiliated companies and €451 million (2006: €561 million) to other suppliers.

24 Other current financial liabilities

Other Current Financial Liabilities

€ million	Dec. 31, 2006	Dec. 31, 2007
Liabilities to banks	41	42
Derivative financial liabilities	22	6
Liabilities under leasing agreements	4	5
Other primary financial liabilities	17	12
	84	**65**

Other primary financial liabilities include accrued interest of €11 million (2006: €12 million) for financial liabilities. €11 million (2006: €11 million) of this amount relates to the Euro Benchmark Bond.

25 Other current liabilities Other current liabilities are recognized at amortized cost. They comprise:

Other Current Liabilities

€ million	Dec. 31, 2006	Dec. 31, 2007
Tax liabilities	34	26
Payroll liabilities	20	21
Social security liabilities	18	18
Miscellaneous liabilities	75	64
	147	**129**

Tax liabilities include not only Group companies' own tax liabilities, but also taxes withheld for payment to the authorities on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.

The miscellaneous liabilities comprise mainly guarantees, commission payments to customers and reimbursements of expenses. €1 million (2006: €2 million) of this amount relates to other affiliated companies.

26 Further information on liabilities Of the total liabilities, €21 million (2006: €579 million) had maturities of more than five years.

OTHER INFORMATION

27 Employees On December 31, 2007 the LANXESS Group had 14,610 employees. The headcount was 1,871 lower than in the previous year, mainly because of the divestment of the Lustran Polymers business and the Borchers companies.

Employees by Function

	Dec. 31, 2006	Dec. 31, 2007
Production	11,956	10,336
Marketing	2,513	2,255
Administration	1,622	1,611
Research	390	408
	16,481	**14,610**

28 Contingent liabilities and other financial commitments Contingent liabilities as of December 31, 2007 amounted to €5 million (2006: €1 million). They result from guarantees assumed on behalf of third parties. These are potential future commitments in cases where the occurrence of certain events in the future would create an obligation that is uncertain at the balance sheet date. A liability to perform under the guarantee arises if the debtor does not settle the liability on time or becomes insolvent.

As a personally liable partner in CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), Leverkusen, Germany, LANXESS may be required to inject further capital into this company in the future.

Apart from provisions, liabilities and contingent liabilities, financial commitments also exist under leasing and long-term rental agreements.

The minimum non-discounted future payments relating to operating leases total €66 million (2006: €86 million). These payment obligations are due as follows:

Maturity Structure of Lease and Rental Payments

€ million due in	Dec. 31, 2006	Dec. 31, 2007
Up to 1 year	14	10
1–2 years	13	9
2–3 years	12	8
3–4 years	10	7
4–5 years	9	7
More than 5 years	28	25
	86	**66**

Financial commitments resulting from orders already placed under purchase agreements relating to planned or ongoing capital expenditure projects for property, plant and equipment total €35 million (2006: €32 million). €18 million of these payments are due in 2008 and €17 million in 2009.

Under Article 133 paragraph 1 sentence 1 of the German Transformation Act, all legal entities involved in a spin-off are jointly and severally liable for the obligations of the transferring entity that exist at the date of the spin-off. This means that Bayer AG and LANXESS AG are jointly and severally liable for obligations of Bayer AG that existed when the LANXESS Group was spun off from Bayer. However, under Article 133 paragraph 3 of the Act, each company's liability for the obligations not assigned to it under the Spin-Off and Acquisition Agreement is limited to five years.

The Spin-Off and Acquisition Agreement specifies that Bayer AG shall indemnify LANXESS AG against any legally imposed joint liability, including that under Article 133 of the German Transformation Act, and against joint and several liability for commitments and obligations that were not assigned to LANXESS under the Agreement.

Description of the master agreement In a master agreement concluded between Bayer AG and LANXESS AG at the same time as the Spin-Off and Acquisition Agreement, Bayer AG and LANXESS AG agreed, among other things, on commitments regarding mutual exemption from joint liability for commitments of the other party and arrangements regarding the allocation of liability for product liability commitments, environmental contamination and antitrust violations. The main provisions of the master agreement on these issues are outlined below.

Joint liability, and joint and several liability Under the master agreement, Bayer AG must indemnify LANXESS AG and all the companies affiliated with LANXESS AG against joint liability, or joint and several liability, for commitments of the Bayer Group arising from the worldwide realignment of the Bayer Group in 2002 and 2003. Bayer AG must also indemnify LANXESS AG and all the companies affiliated with LANXESS AG from joint liability, or joint and several liability, resulting from measures taken to establish the LANXESS Group, to the extent that such liability relates to commitments that cannot be, or have not expressly been, assigned to the LANXESS Group. LANXESS AG must in turn indemnify Bayer AG and all the companies affiliated with Bayer AG from joint liability, or joint and several liability, resulting from measures taken to establish the LANXESS Group, to the extent that such liability relates to commitments that can be, or have expressly been, assigned to the LANXESS Group.

Environmental contamination The master agreement specifies which of the parties is liable vis-à-vis the other party for site-specific environmental contamination that was caused or occurred up to the qualifying date, i.e. the date on which the spin-off is deemed to have taken economic effect (July 1, 2004). The fundamental legal consequence of this arrangement is that the party to whom liability is assigned is required to indemnify the other party and companies affiliated with the other party from all public- or private-law liability to authorities or other third parties with respect to environmental contamination at the sites in question. The arrangement allocating liability for environmental contamination essentially establishes the respective party's liability for the status quo at the sites which it and the companies affiliated with it used on the qualifying date. The liability arrangement also includes elements of origination liability. As a consequence, liability is based on the sites affected in each case. In this respect certain distinctions are made, which are briefly explained below.

LANXESS AG is basically liable – subject to opportunities for potential exoneration – for all environmental contamination at what are known as the LANXESS sites. This essentially means the sites in Germany and other countries used by the LANXESS Group on the qualifying date. Bayer AG, on the other hand, is basically liable – again, subject to opportunities for potential exoneration – for all environmental contamination at what are known as the Bayer sites. This essentially means all the sites owned by Bayer AG or companies affiliated with it or used by Bayer AG and companies affiliated with it (with the exception of LANXESS sites). With respect to possible liability for environmental contamination of the sites of other third parties, the agreement provides that LANXESS AG is liable for such contamination if it was caused by a LANXESS site (via the groundwater) and that Bayer AG is liable if such contamination was caused by a Bayer site (via the groundwater). The master agreement also contains special arrangements regarding the allocation of liability for contamination of specific sites (including landfill sites) and for such liability arising from certain corporate acquisition agreements.

The master agreement limits the liability of LANXESS AG and companies affiliated with LANXESS AG for environmental contamination to a total of €350 million, although this maximum relates – to put it simply – only to measures that have been ordered, agreed or carried out by the end of 2009. LANXESS AG and the companies affiliated with LANXESS AG otherwise have unlimited liability for environmental contamination.

Product liability The master agreement specifies the allocation of each party's liability vis-à-vis the other party in relation to third-party product liability claims, whereas direct product liability claims by either party against the other are expressly excluded. The legal consequences of allocation of liability to one of the parties is that this party is required to indemnify the other party and the companies affiliated with that party against the relevant product liability commitment. The master agreement essentially makes the following distinctions with respect to the allocation of liability:

the LANXESS Group on the one hand and the Bayer Group on the other hand are each fundamentally liable for all product liability commitments arising from or in connection with defective products that were put on the market in the past by their business units that were operational on the qualifying date or were subsequently put on the market prior to the effective date of the spin-off. The products put on the market by individual business units are determined, for example, by the "UVP" numbers which are assigned to every product. With respect to product liability commitments arising from or in connection with defective products that are put on the market after the effective date of the spin-off, the master agreement refers to the provisions of applicable law and does not therefore contain any particular contractual arrangement. The master agreement also includes a special arrangement for defective products put on the market by certain companies, plants or production facilities that have since been sold and assigns product liability to LANXESS AG in these cases. It also contains another special arrangement, under which product liability with respect to certain products, particularly products from the discontinued business areas and business groups of the Bayer Group that were allocated to the LANXESS Group, is assigned to LANXESS AG.

Antitrust violations The master agreement specifies the allocation of each party's liability for antitrust violations vis-à-vis the other party. Antitrust liabilities are obligations and liabilities relating to the payment of fines and other (secondary) penalties, obligations to pay damages – including penal damages – to third parties, and obligations to third parties to compensate them for revenues or benefits lost as a result of antitrust violations.

The LANXESS Group is liable vis-à-vis the Bayer Group for any obligations arising from antitrust violations for which the LANXESS operations are responsible. Bayer, in turn, is liable vis-à-vis LANXESS for any obligations arising from antitrust violations for which Bayer is responsible. Each party is required to reimburse the other party the amounts required to meet claims arising from antitrust violations.

In addition to this general principle, there are special arrangements for antitrust proceedings and civil proceedings in connection with certain products of the former Rubber Business Group of Bayer, which was allocated to the LANXESS Group. The LANXESS Group has to pay 30% of liabilities arising from these proceedings and Bayer 70%. Reimbursements made by LANXESS AG have now reached the limit set for its liability. In addition to this maximum amount, it is liable for the reimbursement of income tax payable as a result of limited tax deductibility and the proportionate costs of external legal counsel, which are split between LANXESS and Bayer in a ratio of 30:70.

Group sources materials, inventories and services from a large number of business partners around the world. These include companies in which LANXESS AG has a direct or indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions with associated companies included in the consolidated financial statements by the equity method and their subsidiaries mainly comprised the purchase of site services in the fields of utilities, infrastructure and logistics totaling €450 million (2006: €465 million) from CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), Leverkusen, Germany, and its subsidiary Chemion Logistik GmbH, Leverkusen, Germany. As a result of these transactions, trade payables of €35 million existed as of December 31, 2007 (2006: €44 million).

No material business transactions were undertaken with other associated companies classified as related parties. No loans were granted to members of the Board of Management or the Supervisory Board in fiscal 2007 or 2006.

30 Compensation of the Board of Management and the Supervisory Board In fiscal 2007 short-term compensation totaling €4,471,000 (2006: €4,380,000) was paid to the members of the Board of Management of LANXESS AG. This comprised fixed salaries of €2,281,000 (2006: €2,047,000) and bonus payments of €2,190,000 (2006: €2,333,000). €170,000 of the €2,333,000 in expenses for bonus payments recognized in 2006 was not disbursed. Payments totaling €5,572,000 were made in connection with the termination of the service contracts of two members of the Board of Management in 2007.

In addition, the members of the Board of Management were granted compensation under the Long-Term Incentive Program (LTIP). This gave rise to expenses of €574,000 (2006: €1,627,000), comprising €235,000 (2006: €990,000) for the share-based Stock Performance Plan and €339,000 (2006: €637,000) for the non-share-based Economic Value Plan. Further details of the components of the LTIP can be found in Note [21].

1,116,000 long-term stock-based compensation rights (2006: 1,121,400) were allocated to members of the Board of Management in 2007. The fair value of these rights at the grant date was €524,000 (2006: €1,267,000).

Details of the compensation system for members of the Board of Management and an individual breakdown of compensation are given in the Compensation Report section of the Group Management Report for fiscal 2007.

Further, in fiscal 2007 service cost of €1,928,000 (2006: €4,841,000) relating to defined-benefit pension plans was incurred for members of the Board of Management as part of their compensation package. Of this, €1,086,000 (2006: €4,128,000) related to the adjustment of pension commitments.

The total pension obligation for former members of the Board of Management was €5,965,000 as of December 31, 2007.

The members of the Supervisory Board received remuneration of €840,000 in 2007 (2006: €844,000). The provision established for long-term remuneration components for Supervisory Board members in the previous year was reduced by €655,000 to €1,465,000 in 2007 to reflect the change in market conditions. The expense for this remuneration component in 2006 amounted to €2,120,000.

Details of the remuneration system for members of the Supervisory Board and an individual breakdown of the amounts paid are contained in the corporate governance report in the section headed "Compensation System of the Supervisory Board."

No loans were granted to members of the Board of Management or the Supervisory Board in fiscal 2007 or 2006.

31 Financial instruments Primary financial instruments are reflected on the balance sheet. In compliance with IAS 39, asset instruments are categorized as "at fair value through profit or loss," "held to maturity" or "available for sale" and, accordingly, recognized at cost or fair value. Financial instruments that constitute liabilities, are not held for trading and are not derivatives, are carried at amortized cost.

Risks and risk management The global alignment of the LANXESS Group exposes its business operations, earnings and cash flows to a variety of market risks. Material financial risks to the Group as a whole, such as currency, interest rate, credit, liquidity and commodity price risks, are managed centrally.

These risks could impair the earnings and financial position of the LANXESS Group. The various risk categories and risk management systems for the LANXESS Group are outlined below.

The principles of risk management are defined by the Board of Management. At regular strategy meetings of the Financial Risk Committee chaired by the CFO, the results of the financial risk management and current risks are reported and any further action is decided upon. Simulations based on a range of worst-case scenarios are used to assess the impact of market trends. The implementation of the Financial Risk Committee's decisions and ongoing risk management are undertaken centrally by the Group Function Treasury. The aim of financial risk management is to limit the effect of the risks outlined above.

- Currency risk

Since the LANXESS Group undertakes transactions in numerous currencies, it is exposed to the risk of fluctuations in the relative value of these currencies, particularly the value of the euro against the U.S. dollar.

Currency risks from potential declines in the value of financial instruments due to exchange rate fluctuations (transaction risks) arise mainly when receivables and payables are denominated in a currency other than the company's local currency.

Currency risks relating to operating activities are systematically monitored and analyzed. While the risks relating to changes in the value of receivables and payables denominated in foreign currencies are fully hedged, the scope of hedging for currency risks relating to forecast transactions is reviewed regularly. A substantial proportion of contractual and foreseeable currency risks are hedged using derivative financial instruments. Changes in the fair values of these instruments are recognized in other operating income or expenses or in the financial result. Changes in the fair values of cash flow hedges are recognized in equity under other comprehensive income/loss.

Currency risks arising on financial transactions, including interest, are generally fully hedged. The instruments used are mainly forward exchange contracts.

Since the LANXESS Group concludes derivative contracts for the greater part of its currency risks, it believes that, in the short term, a significant rise or fall in the euro against other major currencies would not have any material impact on future cash flows. In the long run, however, these exchange rate fluctuations could have a negative effect on cash flows should the LANXESS Group not be in a position to absorb them, e.g. via the pricing of its products in the respective local currencies.

If the euro had been 5% higher or lower against all other currencies on the reporting date, other comprehensive income would have been €10 million (2006: €21 million) higher or lower, respectively. This effect mainly relates to the U.S. dollar.

Many companies in the LANXESS Group are based outside the euro zone. Since the Group prepares its consolidated financial statements in euros, the annual financial statements of these subsidiaries are translated into euros for consolidation purposes. Changes in the average exchange rate of a currency from one period to the next can materially affect the translation of sales and earnings reported in this currency (translation risk). Unlike transaction risk, translation risk has no impact on Group cash flows in the local currency.

The LANXESS Group has material assets, liabilities and businesses outside the euro zone that report in local currencies. Their long-term currency risk is estimated and evaluated on a regular basis. In view of the risks involved in such cases, however, hedging transactions are only concluded if consideration is being given to withdrawing from a particular business and it is intended to repatriate the funds released by the withdrawal. The LANXESS Group does, however, reflect in equity the effects of exchange rate fluctuations on the translation of net positions into euros.

- Interest rate risk

Fluctuations in market interest rates can cause fluctuations in the overall return on a financial instrument. Interest rate risk affects both financial assets and financial liabilities.

Since the majority of financial liabilities are entered into on fixed terms, changes in interest rates in the coming years will only have a limited impact on the LANXESS Group. As in the previous year, a general change in the level of interest rates of one percentage point on December 31, 2007 would have altered Group net income by €0 million.

Where financial assets and financial liabilities are exposed to interest rate risk due to variable interest rates, hedging via derivative financial instruments, such as interest rate swaps and cross-currency interest rate swaps, plays a prominent role.

- Credit risk

This arises from the possibility that counterparties could default on their obligations under transactions involving financial instruments. Since the LANXESS Group does not normally conclude master netting arrangements with counterparties, the total amount of these financial assets represents the maximum exposure to credit risk. However, netting is essentially possible within any master agreements made. Where individual customers or portfolios (countries, companies, business units) have an elevated risk profile, receivables can be insured against credit risks. The maximum credit risk is thus mitigated through letters of credit opened in favor of the LANXESS Group.

Given the LANXESS Group's customer structure, it is not exposed to any significant country default risk.

- Liquidity risk

Liquidity risks arise from potential financial shortfalls and the resulting increase in refinancing costs. The aim of liquidity management in the LANXESS Group is to ensure that the Group has sufficient liquidity and committed lines of credit available at all times to enable it to meet its payment commitments, and to optimize the liquidity balance within the Group.

The core element of long-term liquidity management in 2007 comprised a €1.5 billion syndicated credit facility agreed with a consortium of international banks for a seven-year period. This replaces the €1.25 billion facility arranged by the Group in October 2005, which originally matured in 2012. The credit facility was not drawn upon in either 2006 or 2007.

The €200 million asset backed securities program established by LANXESS Deutschland GmbH in 2004 was not utilized in 2007. In 2006 it was utilized in the amount of €50 million.

The table shows the contractually agreed (undiscounted) payment streams for primary financial liabilities and derivative financial instruments.

Dec. 31, 2006

€ million	2007	2008	2009	2010	2011	After 2011
Bond	(10)	(21)	(21)	(21)	(21)	(520)
Liabilities to banks	(41)	(11)	(11)	(10)	(8)	(38)
Trade payables	(602)					
Liabilities under finance leases	(5)	(7)	(7)	(7)	(7)	(42)
Other primary financial liabilities	(13)					(17)
Derivative financial liabilities						
Hedging instruments qualifying for hedge accounting						
Disbursements	(102)	(6)	(40)			
Receipts	82	5	40			
Other hedging instruments						
Disbursements	(392)					
Receipts	391					
Derivative financial assets						
Hedging instruments qualifying for hedge accounting						
Disbursements	(443)	(288)				
Receipts	469	300	1			
Other hedging instruments						
Disbursements	(911)					
Receipts	920					

Dec. 31, 2007

€ million	2008	2009	2010	2011	2012	After 2012
Bond	(10)	(21)	(21)	(21)	(520)	
Liabilities to banks	(45)	(11)	(10)	(10)	(18)	(1)
Trade payables	(487)					
Liabilities under finance leases	(8)	(9)	(8)	(8)	(22)	(23)
Other primary financial liabilities	(12)	(1)				
Derivative financial liabilities						
Hedging instruments qualifying for hedge accounting						
Disbursements	(200)					
Receipts	196					
Other hedging instruments						
Disbursements	(154)					
Receipts	152					
Derivative financial assets						
Hedging instruments qualifying for hedge accounting						
Disbursements	(411)	(59)				
Receipts	470	63				
Other hedging instruments						
Disbursements	(439)					
Receipts	448					

The contractually agreed payments for other primary financial liabilities due within one year following the reporting date contain accrued interest of €11 million relating to the Euro Benchmark Bond.

- Raw material price risk

The LANXESS Group is exposed to changes in the market prices of commodities used for its business operations. It is possible that increases in the cost of procuring energy and raw materials can only be passed on to customers to a limited extent and therefore have a material impact on LANXESS's operating result. Market price risks are systematically monitored, analyzed and controlled through financial risk management. The aim is to achieve a deliberate and controlled reduction in the volatility of cash flows and thus the volatility of the company's economic value by making systematic use of derivative financial instruments, e.g. for natural gas, fuel oil and gasoline. Changes in the fair values of commodity derivatives are recognized in the income statement in other operating income or expense. Where cash flow hedges qualify for hedge accounting, such changes are recognized in equity under other comprehensive income without impacting earnings until the hedged transaction is realized. If all raw material prices had been 10% higher or lower on the reporting date, other comprehensive income would have been €3 million (2006: €7 million) higher or lower.

Derivative financial instruments Derivatives with a fair value of €72 million (2006: €47 million) are capitalized in the consolidated financial statements of the LANXESS Group for fiscal 2007. Instruments with a negative fair value totaling €6 million (2006: €22 million) are recognized as liabilities.

Derivative Financial Instruments

€ million	Dec. 31, 2006		
	Notional value	Positive fair values	Negative fair values
Forward exchange contracts	1,985	41	(3)
Currency options	182	6	(1)
Forward commodity contracts	126	0	(18)
Total	**2,293**	**47**	**(22)**

Derivative Financial Instruments

€ million	Dec. 31, 2007		
	Notional value	Positive fair values	Negative fair values
Forward exchange contracts	1,164	57	(3)
Currency options	87	9	(1)
Forward commodity contracts	49	6	(2)
Total	**1,300**	**72**	**(6)**

The total notional value of forward commodity contracts was €49 million (2006: €126 million), including €48 million (2006: €100 million) due within one year. Forward exchange contracts and currency options have a combined notional value of €1,251 million (2006: €2,167 million), including €1,194 million (2006: €1,839 million) due within one year.

Cash flow hedges As a result of fair value changes in **currency hedges** that qualify for hedge accounting, gains of €41 million (2006: €22 million) were recorded in other comprehensive income. This includes €31 million (2006: €11 million) released from equity and recognized in income in the accounting period upon realization of the hedged transaction. Currency hedging contracts had a notional value of €676 million (2006; €828 million). As of December 31, 2007, these had positive fair values of €57 million (2006: €38 million) and negative fair values of €2 million (2006: €3 million). A notional amount of €618 million (2006: €500 million) matures within one year. The hedged cash flows will be realized in the next two years.

In fiscal 2006 a hedging contract concluded to hedge a currency risk in yen was closed out because the underlying transaction was no longer expected to take place. The resulting expense was €2 million.

The LANXESS Group assumes that €38 million of the gains included in other comprehensive income as of December 31, 2007 will be realized in 2008 and further €3 million will be realized in 2009. In the previous year it was assumed that €15 million of the gains included in other comprehensive income would be realized in 2007 and a further €7 million would be realized in 2008.

As a result of fair value changes in forward **commodity contracts** that qualify for hedge accounting, gains of €3 million were recorded in other comprehensive income in 2007 (2006: losses of €11 million). In fiscal 2007, €7 million (2006: €13 million) was released from equity and recognized as a loss following the realization of the underlying transaction. Hedges comprised forward commodity contracts with positive fair values of €6 million on December 31, 2007 (2006: €0 million) and negative fair values of €2 million (2006: €18 million). The total notional value of these hedges was €49 million (2006: €126 million), including €48 million (2006: €100 million) due within one year. The hedged cash flows will be realized in the next two years.

The LANXESS Group assumes that €3 million of the gains included in other comprehensive income as of December 31, 2007 will be realized in 2008. In the previous year it was assumed that €10 million of the losses included in other comprehensive income would be realized in 2007 and a further €1 million would be realized in 2008.

Carrying amounts, measurement and fair value of financial instruments The table shows the carrying amounts of the individual classes of financial assets and liabilities and their fair values. The basis of measurement is also shown:

December 31, 2006

€ million	IAS 39 valuation category	Carrying amount Dec. 31, 2006
Financial assets		
Trade receivables	LaR	924
Receivables under finance leases	–	13
Other financial receivables	LaR	50
Cash and cash equivalents	LaR	171
Other primary financial assets		
Available-for-sale financial assets	AfS	39
Financial assets held for trading	FAHfT	5
Derivative financial assets		
Hedging instruments that qualify for hedge accounting	–	38
Other hedging instruments	FAHfT	9
Financial liabilities		
Bond	FLAC	(498)
Liabilities to banks	FLAC	(104)
Trade payables	FLAC	(602)
Liabilities under finance leases	–	(62)
Other primary financial liabilities	FLAC	(30)
Derivative financial liabilities		
Hedging instruments that qualify for hedge accounting	–	(21)
Other hedging instruments	FLHfT	(1)

December 31, 2007

€ million	IAS 39 valuation category	Carrying amount Dec. 31, 2007
Financial assets		
Trade receivables	LaR	809
Receivables under finance leases	–	13
Other financial receivables	LaR	131
Cash and cash equivalents	LaR	189
Other primary financial assets		
Available-for-sale financial assets	AfS	65
Financial assets held for trading	FAHfT	5
Derivative financial assets		
Hedging instruments that qualify for hedge accounting	–	63
Other hedging instruments	FAHfT	9
Financial liabilities		
Bond	FLAC	(498)
Liabilities to banks	FLAC	(86)
Trade payables	FLAC	(487)
Liabilities under finance leases	–	(63)
Other primary financial liabilities	FLAC	(13)
Derivative financial liabilities		
Hedging instruments that qualify for hedge accounting	–	(4)
Other hedging instruments	FLHfT	(2)

LaR Loans and Receivables
AfS Available-for-Sale Financial Assets
FAHfT Financial Assets Held for Trading
FLAC Financial Liabilities measured at Amortized Cost
FLHfT Financial Liabilities Held for Trading

Amortized cost	Valuation method according to IAS 39 Acquisition cost	Fair value (not recognized in the income statement)	Fair value (recognized in the income statement)	Valuation method according to IAS 17	Fair value Dec. 31, 2006
924					924
				13	16
50					50
171					171
	4	35			35
			5		5
		38			38
			9		9
(498)					(482)
(104)					(104)
(602)					(602)
				(62)	(60)
(30)					(30)
		(21)			(21)
			(1)		(1)

Amortized cost	Valuation method according to IAS 39 Acquisition cost	Fair value (not recognized in the income statement)	Fair value (recognized in the income statement)	Valuation method according to IAS 17	Fair value Dec. 31, 2007
809					809
				13	11
131					131
189					189
	1	64			64
			5		5
		63			63
			9		9
(498)					(471)
(86)					(86)
(487)					(487)
				(63)	(62)
(13)					(13)
		(4)			(4)
			(2)		(2)

Carrying Amounts by IAS 39 Category

€ million	Dec. 31, 2006	Dec. 31, 2007
Loans and receivables	1,145	1,129
Available-for-sale financial assets	39	65
Financial assets held for trading	14	14
	1,198	**1,208**
Financial liabilities measured at amortized cost	(1,234)	(1,084)
Financial liabilities held for trading	(1)	(2)
	(1,235)	**(1,086)**

Determination of fair value The main methods and assumptions used to ascertain the fair value of financial instruments are outlined below:

Trade receivables, other receivables and liquid assets are generally due within one year. Their nominal value is therefore their fair value. Receivables due in more than one year are discounted in line with current interest rates to determine their fair value.

The fair value of securities is determined from their market price on the closing date, without taking transaction costs into account.

The fair value of loans is determined from discounted future interest and repayment installments.

The Euro Benchmark Bond is actively traded on a liquid market. Its fair value is the price determined and published by the stock market.

Since liabilities to banks incur interest at market rates, their nominal value and fair value are the same.

The fair value of trade payables and other primary financial liabilities due in less than one year is their nominal value. That of all other liabilities is determined by discounting them to present value where feasible.

The fair value of receivables and liabilities relating to finance leases is the present value of the net lease payments calculated using the market rate for comparable leasing agreements.

Many of the derivative financial instruments used by LANXESS are traded in an active, liquid market. The fair value of forward contracts is derived from their trading or listed price using the "forward method". Currency options are valued using an asset pricing model based on the Black & Scholes model. The fair value of forward commodity contracts is also derived from their trading or listed price by the "forward method". If no market price is available, the value is determined using recognized capital market pricing methods.

Net result by category The following table provides an overview of the net results using the valuation categories defined in IAS 39:

Net Results by IAS 39 Category

€ million	2006	2007
Loans and receivables	5	11
Available-for-sale financial assets	4	19
Assets and liabilities held for trading	(4)	0
Financial liabilities measured at amortized cost	(28)	(27)
	(23)	**3**

Net gains and losses principally comprise interest income and expense, dividend income and valuation adjustments.

Further, fees of €5 million were incurred in 2007 (2006: €4 million) in connection with financial instruments.

Security for financial liabilities Financial liabilities of €36 million (2006: €36 million) were secured by mortgages.

32 Notes to the Cash Flow Statement

Net cash flow provided by operating activities The net operating cash flow of €470 million in 2007 (2006: €409 million) mainly reflects further restructuring and the sale of the Lustran Polymers business unit. Income before income taxes, which is the starting point for the cash flow statement, was €172 million in 2007 (2006: €287 million). The decline, which was mainly due to a non-cash loss on the sale of the Lustran Polymers business unit, corresponds to a change in other assets and liabilities of €199 million (2006: €11 million). Apart from income before income taxes, the net operating cash flow includes depreciation, amortization and write-downs of €298 million (2006: €262 million) and income tax payments of €114 million (2006: €68 million).

Net cash used in investing activities Additions to property, plant and equipment resulted in a cash outflow of €284 million in 2007 (2006: €267 million). A further €23 million was disbursed for the acquisition of the Dow Chemical Group's 50% interest in Chrome International South Africa (Pty) Ltd. (now LANXESS CISA (Pty) Ltd.), Newcastle, South Africa. At the same time, proceeds from the divestment of subsidiaries and other businesses – principally the Textile Processing Chemicals and Lustran Polymers business units – led to a cash inflow of €68 million (2006: €104 million). Further cash inflows comprised interest receipts of €13 million (2006: €10 million) and dividend receipts of €8 million (2006: €11 million). Cash outflows for financial assets related to the purchase of debt instruments and the pro rata assumption of the loss reported by the associate CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), Leverkusen, Germany, which is included at equity. In contrast to the interim reports, disbursements of €60 million for external financing of pension obligations (CTA) are included in the cash outflows for investing activities. The net cash outflow for investing activities was €335 million (2006: €207 million).

Net cash used in financing activities The net cash outflow for financing activities amounted to €115 million (2006: €164 million), including €12 million (2006: €124 million) for net repayments of loans, €31 million (2006: €39 million) for interest and other payments for financing activities and €21 million for the payment of a dividend by LANXESS AG for the first time. In fiscal 2007 cash outflows of €50 million related to a share buyback program.

Cash and cash equivalents Cash and cash equivalents (cash, checks, bank balances) amounted to €189 million on December 31, 2007 (2006: €171 million). In accordance with IAS 7, this item includes securities with maturities of up to three months from the date of acquisition.

33 Segment reporting

Key Data by Segment

€ million	Performance Polymers		Advanced Intermediates	
	2006	**2007**	**2006**	**2007**
External sales	2,571	2,680	1,140	1,204
Intersegment sales	26	32	93	74
Segment/Group sales	2,597	2,712	1,233	1,278
Segment result/EBIT	238	273	136	137
Segment assets	1,538	1,556	595	619
Segment acquisitions				
Capital expenditures	126	139	38	52
Depreciation and amortization	100	103	38	37
Write-downs				
Segment liabilities	480	483	281	325
Employees (December 31)	4,194	4,334	2,493	2,450
Employees (average for the year)	4,233	4,318	2,567	2,463

Key Data by Region

€ million	EMEA (excluding Germany)		Germany	
	2006	**2007**	**2006**	**2007**
External sales by market	2,312	2,196	1,614	1,614
Region assets	785	771	1,787	1,661
Capital expenditures	54	61	105	133
Acquisitions		23		
Employees (December 31)	3,083	2,734	8,263	7,847

Performance Chemicals		Engineering Plastics		Other/Consolidation		LANXESS	
2006	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
2,205	1,970	913	668	115	86	6,944	6,608
20	10	3	1	(142)	(117)	0	0
2,225	1,980	916	669	(27)	(31)	6,944	6,608
200	183	10	(176)	(208)	(202)	376	215
1,105	1,113	327	–	226	189	3,791	3,477
	23						23
62	69	26	17	15	7	267	284
85	86	1		27	17	251	243
5	2		51	6	2	11	55
465	552	191	–	513	387	1,930	1,746
5,056	5,223	1,587	–	3,151	2,603	16,481	14,610
5,370	5,235	1,658	785	3,160	2,738	16,988	15,539

Americas		Asia-Pacific		LANXESS	
2006	**2007**	**2006**	**2007**	**2006**	**2007**
1,788	1,584	1,230	1,214	6,944	6,608
947	833	272	212	3,791	3,477
85	75	23	15	267	284
					23
3,094	2,650	2,041	1,379	16,481	14,610

Notes to the segment reporting The valuation principles applied in segment reporting correspond to the uniform recognition and valuation principles used for the consolidated financial statements prepared in accordance with IFRS.

In accordance with IAS 14, a breakdown of certain financial statement data is given by business segment and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns in the Group. The aim is to provide users of the financial statements with meaningful information regarding the profitability and future prospects of the Group's activities.

On December 31, 2007 the LANXESS Group comprised the following reporting segments:

Segment	Operations
Performance Polymers	Special-purpose rubber for high-quality rubber products, e.g. for use in vehicles, tires, construction and footwear; engineering plastics, polyamide compounds
Advanced Intermediates	Intermediates for the agrochemicals and coatings industries; fine chemicals as precursors and intermediates for pharmaceuticals, agrochemicals and specialty chemicals; custom manufacturing
Performance Chemicals	Material protection products; inorganic pigments for the coloring of concrete, emulsion paints and other coatings; finishing agents for the leather industry; rubber chemicals; ion exchange resins for water treatment; plastics additives such as flame retardants and plasticizers
Engineering Plastics (until September 30, 2007)	Engineering thermoplastics, ABS specialties

A new segment structure was introduced in the third quarter of 2007 in the interests of systematic market orientation and portfolio management following the sale of the Lustran Polymers business. It was undertaken for the express purpose of allowing LANXESS to focus more intently on the market for chemical products. The polymers, intermediates and specialties manufactured by the LANXESS Group are at the core of the process pyramid of industrial chemistry, an area where LANXESS is able to leverage its chemicals expertise, application know-how, flexible asset management and proximity to customers.

All of the company's polymer-based businesses were combined to form the Performance Polymers segment, which includes the former Performance Rubber segment in its entirety, along with the Semi-Crystalline Products business unit, which previously formed part of the Engineering Plastics segment. The former Chemical Intermediates segment was renamed Advanced Intermediates to underline the premium nature of its products. The Inorganic Pigments business unit, previously part of the Chemical Intermediates segment, was assigned to the Performance Chemicals segment to reflect the specialty aspect of this business. As before, the Performance Chemicals segment serves the market for specialty chemicals. The Engineering Plastics segment contains only the Lustran Polymers business, which was transferred to INEOS ABS (Jersey) Limited as of September 30, 2007.

The Other/Consolidation segment eliminates intersegment items and reflects assets and liabilities not directly allocable to the core segments. These include, in particular, the Corporate Center. The segment also includes the €32 million (2006: €5 million) interest in the associate CURRENTA GmbH & Co. OHG (formerly Bayer Industry Services GmbH & Co. OHG), Leverkusen, Germany, and the corresponding equity-method loss of €1 million (2006: equity-method loss of €16 million).

The majority of employees allocated to the Other/Consolidation segment provide services for a variety of segments. They include technical service staff.

The segments are structured along the lines of our modified internal reporting, which allows for a reliable assessment of risks and returns in the LANXESS Group. The new segmentation aims to provide users of our financial statements with meaningful information regarding the profitability and future prospects of the Group's individual activities following the divestiture of material parts of the Engineering Plastics segment. The prior-year figures have been adjusted accordingly.

The reporting regions are those into which LANXESS's activities are organized: EMEA (Europe excluding Germany, Middle East, Africa), Germany, Americas, and Asia-Pacific.

Segment assets principally comprise property, plant and equipment, intangible assets, inventories and trade receivables. Segment assets do not contain cash and cash equivalents, income tax receivables or current or non-current financial assets.

Reconciliation of Segment Assets

€ million	2006	2007
Segment assets	**3,791**	**3,477**
Other non-current financial assets	37	85
Deferred tax assets	84	93
Other current financial assets	113	200
Income tax receivables	9	5
Cash and cash equivalents	171	189
Group assets	**4,205**	**4,049**

Segment liabilities basically consist of trade payables, other liabilities and provisions. They do not include current or non-current financial liabilities or income tax liabilities.

Reconciliation of Segment Liabilities

€ million	2006	2007
Segment liabilities	**1,930**	**1,746**
Other non-current financial liabilities	632	601
Deferred tax liabilities	57	60
Other current financial liabilities	84	65
Income tax liabilities	74	52
Group liabilities	**2,777**	**2,524**

Capital expenditures made by the segments mainly comprise additions to intangible assets, property, plant and equipment.

All depreciation, amortization and write-downs in fiscal 2006 and 2007 were recognized directly in income.

In fiscal 2007, the core segments reported non-cash expenses of €152 million (2006: €173 million, including €16 million for the Engineering Plastics segment). These were divided as follows between the segments: Performance Polymers €59 million (2006: €30 million), Advanced Intermediates €51 million (2006: €65 million) and Performance Chemicals €42 million (2006: €62 million). The main non-cash expenses comprised allocations to provisions and write-downs of inventories and receivables.

Allocations to provisions in the Other/Consolidation segment included provisions for non-cash expenses totaling €42 million in connection with the Group-wide restructuring program (2006: €27 million). These expenses are allocated to this segment because major portions of the Group-wide restructuring program relate to headcount adjustments at Group companies, especially in central functions. Thus the allocation of these expenses to the operating segments would not correctly reflect their origin. A total of €246 million (2006: €172 million) in non-cash expenses was allocated to the Other/Consolidation segment.

34 Audit fees The LANXESS Group recognized audit fees of €5,332,000 as expenses in 2007 (2006: €5,188,000). Of this amount, €1,117,000 (2006: €1,135,000) relates to the auditing of financial statements, €1,669,000 (2006: €1,145,000) to audit-related services and other audit work, and €2,546,000 (2006: €2,908,000) to other services rendered to Group companies. The fees for financial statements auditing comprise all fees, including incidental expenses, paid or still to be paid with respect to the audit of the consolidated financial statements of the Group and the issuance of an opinion thereon, as well as for the audit of the legally prescribed financial statements of LANXESS AG and its subsidiaries.

35 Declaration of Compliance pursuant to Section 161 Stock Corporation Act A Declaration of Compliance with the German Corporate Governance Code has been issued pursuant to Section 161 of the German Stock Corporation Act (AktG) and made available to stockholders.

36 Exemptions under Section 264 paragraph 3 German Commercial Code The following German subsidiaries made use of some of the disclosure exemptions granted in Section 264 paragraph 3 of the German Commercial Code (HGB):

ALISECA GmbH, Leverkusen
Erste LXS GmbH, Leverkusen
IAB Ionenaustauscher GmbH Bitterfeld, Greppin
LANXESS Accounting GmbH, Leverkusen
LANXESS Buna GmbH, Marl
LANXESS Deutschland GmbH, Leverkusen
LANXESS Distribution GmbH, Cologne
LXS Dormagen Verwaltungs-GmbH, Dormagen
Perlon-Monofil GmbH, Dormagen
PharmAgro GmbH, Cologne
Rhein Chemie Rheinau GmbH, Mannheim
SALTIGO GmbH, Langenfeld
Suberit Kork GmbH, Mannheim
Vierte LXS GmbH, Leverkusen

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Leverkusen, February 29, 2008

LANXESS Aktiengesellschaft, Leverkusen

The Board of Management

Dr. Axel C. Heitmann	Dr. Werner Breuers
Dr. Rainier van Roessel	Matthias Zachert

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the LANXESS Aktiengesellschaft, Leverkusen, comprising the income statement, balance sheet, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the management report in accordance with the IFRSs, as adopted by the E.U., and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the parent company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and in the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs, as adopted by the E.U., the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these provisions. The management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Cologne, March 3, 2008

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

P. Albrecht	J. Sechser
(German Public Auditor)	(German Public Auditor)

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Corporate Communications
Tel. +49 214 30 47018
Email: mediarelations@lanxess.com

Contact Investor Relations
Tel. +49 214 30 23851
Email: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 214 30 33333
www.lanxess.com

Concept, text and design
Kirchhoff Consult AG, Munich,
Germany

Photography
Claudia Kempf, Wuppertal,
Germany

English edition
CURRENTA GmbH & Co. OHG
Language Service

Printed by
Kunst- und Werbedruck,
Bad Oeynhausen,
Germany

Financial Calendar for 2008

May 14	Interim Report Q1 2008
May 29	Annual Stockholders' Meeting
August 13	Interim Report Q2 2008
November 13	Interim Report Q3 2008

<<

LANXESS HAS A PRESENCE THROUGHOUT THE WORLD.


Our employees at production sites and offices in all major regions are the key to offering our business partners the best possible service on the world's markets.




Europe
6
Asia
4
Africa
5
Australia

	Site	Detailed Map	Point
O	Orange, U.S.A.	2	40
P	Pittsburgh, U.S.A.	2	41
	Port Jérôme, France	1	42
	Porto Feliz, Brazil	3	43
	Puteaux, France	1	44
Q	Qingdao, China	6	45
R	Rustenburg, South Africa	4	46
S	São Leopoldo, Brazil	3	47
	São Paulo, Brazil	3	48
	Sarnia, Canada	2	49
	Seoul, South Korea	6	50
	Shanghai, China	6	51
	Singapore	6	52
T	Thane, India	6	53
	Tokyo, Japan	6	54
	Tongling, China	6	55
	Toyohashi, Japan	6	56
V	Vilassar de Mar, Spain	1	57
W	Weifang, China	6	58
	Wuxi, China	6	59
Z	Zárate, Argentina	3	60
	Zwijndrecht, Belgium	1	61

Example: Site Antwerp, Belgium
Detailed Map 1 **Point** 1


1
2
North and Central America
49
5
13
11
41
12
3
40
36
30
3
South America
43
48
47
60
10

	Location	Map	No.
A	Antwerp, Belgium	1	1
B	Barcelona, Spain	1	2
	Baytown, U.S.A.	2	3
	Beijing, China	6	4
	Birmingham, U.S.A.	2	5
	Bitterfeld, Germany	1	6
	Branston, U.K.	1	7
	Bratislava, Slovakia	1	8
	Brunsbuettel, Germany	1	9
	Buenos Aires, Argentina	3	10
	Burgettstown, U.S.A.	2	11
	Bushy Park, U.S.A.	2	12
C	Chardon, U.S.A.	2	13
	Chennai, India	6	14
	Cologne, Germany	1	15
D	Dormagen, Germany	1	16
F	Filago, Italy	1	17
G	Granges-Paccot, Switzerland	1	18
H	Hamm-Uentrop, Germany	1	19
	Homebush Bay, Australia	5	20
	Hong Kong, China	6	21
I	Isithebe, South Africa	4	22
J	Jhagadia, India	6	23
	Jinshan, China	6	24
	Johannesburg, South Africa	4	25
K	Katol, India	6	26
	Krefeld-Uerdingen, Germany	1	27
L	Langenfeld, Germany	1	28
	La Wantzenau, France	1	29
	Lerma, Mexico	2	30
	Leverkusen, Germany	1	31
M	Madurai, India	6	32
	Mannheim, Germany	1	33
	Marl, Germany	1	34
	Merebank, South Africa	4	35
	Mexico City, Mexico	2	36
	Milan, Italy	1	37
N	Newbury, U.K.	1	38
	Newcastle, South Africa	4	39

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